COPY

RECEIVED
MAR 30 2015
OFFICE OF THE SECRETARY

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

[redacted]

15020289

1. State the name of the applicant: NYSE MKT LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/27/15 (MM/DD/YY) NYSE MKT LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 27th day of March (Month), 2015 (Year) by Luisa Lisciandrello (Notary Public)

My Commission expires 2/2/16 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Luisa Lisciandrello
Notary Public, State of New York
NO. 01LI6104985
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 02, 2016

Form 1 Page 2	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Martha Redding
Senior Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

March 27, 2015

RECEIVED
MAR 30 2015
OFFICE OF THE SECRETARY

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the amendment to Exhibit F, Exhibit G, and Exhibit H of NYSE MKT, LLC's Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.

If you have questions, please do not hesitate to contact Martha Redding, Senior Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

cc: Michael Coe
Division of Trading and Markets
Securities and Exchange Commission
CoeM@sec.gov

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE MKT LLC

March 30, 2015

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

March 2015

EXHIBIT F

A complete set of the NYSE MKT LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for FINRA Members

A registered broker or dealer that is a member of FINRA is eligible to apply for NYSE and NYSE MKT equity membership with this short form application. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.888.689.7739 (option 3) or crs@nyse.com.

[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission

Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

An original signed copy of Section 2 (Applicant Firm Acknowledgment) is **required** to be submitted directly to the Exchange along with the appropriate application fee. These documents should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
20 Broad Street, 10th Floor
New York, NY 10005

Phone: 1.888.689.7739 (option 3)
Email: crs@nyse.com

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application.

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes aparticular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

Client Relationship Services
Email: crs@nyse.com
Phone: 1-888-689-7739 option 3

FINRA – Deborah Siluk
Email: deborah.siluk@finra.org
Phone: (202) 728-8483

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Membership Application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the Exchange, once the Applicant Firm is approved for membership.
- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

Rules & Interpretations:
https://www.nyse.com/regulation/nyse/rules-and-interpretations

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt

Rule Filings:
https://www.nyse.com/regulation/nyse/rules-and-interpretations#rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/nyse/rules-and-interpretations#interpretations

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – an NYSE and NYSE MKT member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ________________ SEC No.: ________________ Web CRD No.: ________________ Broker/ Dealer TAX ID: ________________

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ________________

Business Address: ________________

City ________________ State: ________________ Zip Code: ________________

Business Phone: ________________ Fax: ________________

Website Address: ________________

Contact Name: ________________ Title: ________________

Address: ________________

Phone: ________________ Fax: ________________

Email Address: ________________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ FINRA ☐ Other ________________

Date of Applicant Firm's FINRA Membership (if pending, so indicate): ________________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NASDAQ OMX BX (BX)
☐ Chicago Stock Exchange (CHX)
☐ International Securities Exchange (ISE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ NASDAQ OMX PHLX (PHLX)
☐ BATS Exchange (EBZX)
☐ BATS Y-Exchange (BYX)
☐ Other ________________
☐ Chicago Board Options Exchange (CBOE)
☐ National Stock Exchange (NSX)
☐ NASDAQ
☐ NYSE Amex Options
☐ NYSE Arca
☐ EDGA Exchange
☐ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ________________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ________________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of FINRA, and is eligible to apply for Exchange membership with this application.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

______________________________ ____________________
Signature of Authorized Officer Date

______________________________ ____________________
Print Name Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

- ☐ NYSE / NYSE MKT Equities Floor Brokerage
- ☐ Commodities
- ☐ Non-member broker/dealer executions
- ☐ Engaging in business with non-broker/dealers
  - ☐ Retail
  - ☐ Institutions
  - ☐ On Floor executions for non-broker/dealers
- ☐ Retail Member Organization (RMO)
- ☐ NYSE Bonds
  - ☐ Agency
  - ☐ Principal
- ☐ Engaging in business with other broker/dealers only
- ☐ Proprietary trading
  - ☐ NYSE MKT Designated Market Maker (DMM)
  - ☐ NYSE Designated Market Maker (DMM)
  - ☐ Off Floor
  - ☐ Supplemental Liquidity Provider (SLP)
- ☐ Sponsored access provider
- ☐ Corporate finance
- ☐ Primary government securities dealer
- ☐ Equities market maker
- ☐ Options (executions, market maker, etc.)
- ☐ Issue or distribute research reports
- ☐ Stock loan/stock borrow
- ☐ Repos/reverse repos financing transactions
- ☐ Joint Back Office (JBO) arrangements
- ☐ Underwritings
- ☐ Other (Please explain: ____)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.) Yes ☐ No ☐

Response: ________________________________

3. Identify for the Applicant Firm:

(a) All office locations: ________________________________

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

4. Does the Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: ________________________________

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memos 09-31 which can be found here: http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=09-31) Yes ☐ No ☐

SECTION 3 – APPLICATION QUESTIONS (Continued)				
6. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? (If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	Yes	☐	No	☐
7. Does the Applicant Firm have registered principals as required by NYSE Rule 3110? If the firm answered "no", please explain. Response: ____	Yes	☐	No	☐
8. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act?	Yes	☐	No	☐

If the Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

8. Does the Applicant Firm intend to accept orders on the NYSE and/or NYSE MKT equities floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Yes ☐ No ☐

Info Memo 07-43 can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=07-43

Info Memo 07-44 can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=07-44

9. Has the Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? (See NYSE Rules 301(e)(1), 353, and 440I) Yes ☐ No ☐

10. Who is the person responsible for supervision of all floor employees of the Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ____________________

Mailing Address: ____________________

Phone: ____________________ Email: ____________________

11. Does the Applicant Firm maintain error and investment accounts? Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors. The Applicant must maintain a separate error account for NYSE MKT equities floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
http://www.nyse.com/nysenotices/nyse/education-bulletins/detail?memo_id=2011-5

Info Memo 07-72 can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=07-72

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

12. Do the Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, the applicant should list the account name and number of each such account below? Yes ☐ No ☐

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

Account Name: ____________________ Account #: ____________________

SECTION 5 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________ Exams: ______________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________ Exams: ______________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________ Exams: ______________

Head of Technology

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email: ______________________

Lead Floor Broker (If applicable)

Name: ______________________ CRD: ______________

Phone: ______________________ Fax: ______________

Email:

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
	Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	Exhibit ID (or N/A)
☐	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
☐	Provide a written description of the Applicant Firm's reason for seeking Exchange membership and a brief description of the business the Applicant Firm conducts.	
☐	If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: http://www.nyse.com/nysenotices/nyse/information-memos/pdf?memo_id=12-10	
☐	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with the Applicant Firm ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
☐	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐	Provide Financial Documentation: ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.) ▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval. ▪ If FINRA, NYSE Arca or NYSEMKT is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ A copy of the Applicant Firm's written approval required pursuant to NYSE Rule 346(e).	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If FINRA, NYSE Arca or NYSE MKT is not the Applicant Firm's DEA, provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE MKT activities (e.g., Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: The Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the New York Stock Exchange.)	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details). Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

2. Accounting Firm

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

Signature: ______________________	Signature: ______________________
Title: ______________________	Title: ______________________
Date: ______________________	Date: ______________________
(Broker/Dealer)	(Accounting Firm)

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for Non-FINRA Members

A registered broker or dealer that is a member of a registered securities exchange, but is not a FINRA member, is eligible to apply for NYSE and NYSE MKT equities membership with this application if the broker or dealer does not (1) transact business with public customers or (2) conduct business on the Floor of the Exchange. If a registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to NYSE and NYSE MKT equities membership. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.888.689.7739 (option 3) or crs@nyse.com.

[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 5 of the application.

Application and all supplemental materials are preferred electronically and should be sent to crs@nyse.com. Please ensure all attachments are clearly labeled.

An original signed copy of Section 2 (Applicant Firm Acknowledgment) is **required** to be submitted directly to the Exchange along with the appropriate application fee. These documents should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
20 Broad Street, 10th Floor
New York, NY 10005

Phone: 1.888.689.7739 (option 3)
Email: crs@nyse.com

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application.

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

Client Relationship Services
Email: crs@nyse.com
Phone: 1-888-689-7739 option 3

FINRA – Deborah Siluk
Email: deborah.siluk@finra.org
Phone: (202) 728-8483

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Membership Application, fees and supporting documents to NYSE and NYSE MKT, the application will be reviewed for accuracy and regulatory or other disclosures. NYSE and NYSE MKT will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the NYSE and NYSE MKT if and when the Applicant Firm is approved for membership.
- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

Rules & Interpretations:
https://www.nyse.com/regulation/nyse/rules-and-interpretations

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt

Rule Filings:
https://www.nyse.com/regulation/nyse/rules-and-interpretations#rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/nyse/rules-and-interpretations#interpretations

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ Web CRD No.: ______________ Broker/Dealer TAX ID: ______________

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ______________________________

Business Address: ______________________________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Website Address: ______________________________

Contact Name: ______________ Title: ______________

Address: ______________________________

Phone: ______________ Fax: ______________

Email Address: ______________________________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

- ☐ NASDAQ OMX BX (BX)
- ☐ Chicago Stock Exchange (CHX)
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ Other ______________
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ National Stock Exchange (NSX)
- ☐ NASDAQ
- ☐ NYSE Arca
- ☐ NYSE MKT

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

- ☐ NASDAQ OMX BX (BX)
- ☐ Chicago Stock Exchange (CHX)
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ BATS Exchange (BZX)
- ☐ BATS Y-Exchange (BYX)
- ☐ Other ______________
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ National Stock Exchange (NSX)
- ☐ NASDAQ
- ☐ NYSE Amex Options
- ☐ NYSE Arca
- ☐ EDGA Exchange
- ☐ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ______________________________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ______________________________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGEMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of a registered securities exchange, is not a FINRA member, and is eligible to apply for Exchange membership with this application. The Applicant Firm conducts a proprietary business and does not transact business with public customers nor conducts business on the Floor of the Exchange. If the registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to Exchange membership.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

______________________________ ____________________
Signature of Authorized Officer Date

______________________________ ____________________
Print Name Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with Exchange membership: (Check all that apply)

- ☐ Non-member broker/dealer executions
- ☐ Commodities
- ☐ Proprietary trading
- ☐ Equities market maker
- ☐ Issue research reports
- ☐ Repos/reverse repos financing transactions
- ☐ Sponsored access provider
- ☐ NYSE Bonds
  - ☐ Agency
  - ☐ Principal
- ☐ Engaging in business with other broker/dealers only
- ☐ Corporate Finance
- ☐ Primary government securities dealer
- ☐ Options (executions, market maker)
- ☐ Stock loan/stock borrow
- ☐ Joint Back Office (JBO) arrangements
- ☐ Underwritings
- ☐ Supplemental Liquidity Provider (SLP)
- ☐ Other (Please explain: ______________________________)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? If the answer is "Yes", please specify. Yes ☐ No ☐

Response: ______________________________

3. Does the Applicant Firm have a direct parent? If so, provide the parent's name.

Response: ______________________________

4. Identify for the Applicant Firm:

(a) All office locations: ______________________________

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memos 09-31 which can be found here: http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=09-31) Yes ☐ No ☐

6. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act? Yes ☐ No ☐

SECTION 3 – APPLICATION QUESTIONS (Continued)

7. Please indicate the firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

a) Clearing Type:

- ☐ Self Clears
- ☐ Clears through another broker dealer on an omnibus basis
- ☐ Clears through another broker dealer on a fully disclosed basis
- ☐ Clears for others (affiliated or non-affiliated)

b) Regarding the above responses, identify the firm's clearing broker-dealer: ______________________________

c) If applicable, identify the entities for which the Applicant Firm clears (indicate N/A as appropriate):

____

d) If introducing, provide a copy of the clearing arrangement; and

e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of the firm's business, as well as the names, positions and experience of the key personnel in this area.

8. Does the Applicant Firm have registered principals as required by NYSE Rule 3110 — Yes ☐ No ☐

If the firm answered "no", please explain.

Response: ____

9. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? — Yes ☐ No ☐

(If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

10. Please provide the date of your last cycle examination by your Designated Examining Authority (DEA). If there has been no examination to date, provide the anticipated date of your first examination.

Response: ____

SECTION 4 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ____________________ CRD: ____________

Phone: ____________________ Fax: ____________

Email: ____________________

Chief Financial Officer ("CFO")

Name: ____________________ CRD: ____________

Phone: ____________________ Fax: ____________

Email: ____________________ Exams: ____________

Chief Compliance Officer ("CCO")

Name: ____________________ CRD: ____________

Phone: ____________________ Fax: ____________

Email: ____________________ Exams: ____________

Chief Operations Officer ("COO")

Name: ____________________ CRD: ____________

Phone: ____________________ Fax: ____________

Email: ____________________ Exams: ____________

Head of Technology

Name: ____________________ CRD: ____________

Phone: ____________________ Fax: ____________

Email: ____________________

Head of Trading

Name: ____________________ CRD: ____________

Phone: ____________________ Fax: ____________

Email: ____________________

Lead Floor Broker (If applicable)

Name: ____________________ CRD: ____________

Phone: ____________________ Fax: ____________

Email:

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION	
Please ensure you complete all applicable items below by marking the tick box of the items you have included and note the Exhibit Reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	Exhibit ID (or N/A)
☐ Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on Web CRD.	
☐ Provide a written description of the Applicant Firm's: ▪ Current business lines ▪ Operations ▪ Supervisory, financial and internal controls ▪ Communication and recordkeeping systems ▪ Nature and source of the Applicant Firm's capital ▪ Planned or anticipated future business lines ▪ Reason for seeking Exchange membership	
☐ If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for <u>both</u> NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: <u>http://www.nyse.com/nysenotices/nyse/information-memos/pdf?memo_id=12-10</u>	
☐ Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with the Applicant Firm ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
☐ Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐ Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years from any Regulatory or Self Regulatory Organization (SRO) that oversees the Applicant Firm, as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐ Provide the following Financial Documentation: ▪ If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable ▪ If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.) ▪ Most recent 12 months of FOCUS Reports ▪ Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval ▪ If NYSE Arca or NYSEMKT are not the applicant's DEA, provide copies of audited reports of the Applicant Firm for the most recent three years ▪ Pro-forma balance sheet for the next 6 months ▪ Pro-forma financials projecting profit and loss for the next 6 months	

SECTION 5 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ A copy of the Applicant Firm's written approval required pursuant to NYSE Rule 346(e)	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If applicable, provide the name of the service provider used by the Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by the Applicant Firm.	
☐	Provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐	If applicable, provide a copy of the Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
☐	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) and, if not included in the provided WSPs, copies of the Applicant Firm's Business Continuity Plan and Anti-Money Laundering procedures. (Note: The Applicant Firm's procedures will need to include procedures addressing NYSE Rules 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Applicant Firm and its associated persons will abide by the Rules and Regulations of the NYSE and NYSE MKT.)	
☐	Identify all clearing corporations of which the Applicant Firm is a current member (e.g. DTC, NSCC, FICC, etc.).	
☐	If the Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
☐	If applicable, pertaining to the Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): ▪ Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; ▪ Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; ▪ Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; ▪ Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; ▪ Investment-related civil action for damages or injunction that is pending, adjudicated or settled; ▪ Investment-related customer complaint or arbitration required to be reported on Form U4.	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Sections 7 for further details) Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 6 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

2. Accounting Firm

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

Signature: ______________________	Signature: ______________________
Title: ______________________	Title: ______________________
Date: ______________________	Date: ______________________
(Broker/Dealer)	(Accounting Firm)

SECTION 7 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 7A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date)
2. State filing certificate
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 7B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 7C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule 313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 7.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Request Form

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and WebCRD™ (CRD) registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________

Title: ______________________ Phone: ______________

Date of Birth: ______________________ Email: ______________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________

Primary Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

Business Address: ______________________

City: ______________________ State: ________ Zip: ________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply)

☐ Floor Employee (FE) ☐ Trading Assistant (TA)

- All individuals requesting access to the NYSE and NYSE MKT Equity Trading Floor must register as ("FE") on CRD
- All individuals wishing to register as a Trading Assistant ("TA") on CRD are required to take the Series 25 (NYSE Trading Assistant Examination)

Position / Reason for access to the Trading Floor: ______________________

Effective Date: ______________________

☐ Permanent ☐ Temporary ☐ Summer Intern

If Temporary, indicate length of employment: ______________________

Access Required: Building(s): ______________ Trading Floor: ______________

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" and/or "TA" registrations have been submitted to FINRA through CRD*

* Individuals who are registering as a Trading Assistant need both the "TA" and "FE" registrations

☐ Fingerprint Card is available on CRD

☐ Completed Series 25 examination requirement for "TA" registration (if applicable)

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Request Form

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as the "Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as the "Exchange) and to be subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant ____________________ Date ____________________

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization certifies that the applicant named above is authorized to enter into the NYSE and NYSE MKT Trading Floor as referenced above, on behalf of this NYSE and NYSE MKT Member Organization. Additionally, the Member Organization acknowledges that it is responsible for applicant identified above, and as such actions of the applicant shall be binding on the Member Organization in all respects.

Member Organization Name: ____________________

Signature of Authorized Member Organization Representative ____________________ Date ____________________

Print Name ____________________ Title ____________________

In addition, all US citizens must provide verification of US Citizenship and Date of Birth by presenting their birth certificate and/or Government issued passport to the Security ID Office. All Non-US Citizens must present their passports and visas to the Security ID Office.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC and NYSE MKT LLC
New Member / Substitute Member Application

APPLICANT MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________

Primary Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

NEW MEMBER / SUBSTITUTE MEMBER APPLICANT INFORMATION

Applicant Name: ______________________ CRD: ______________

Title: ______________________ DOB: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply)

☐ Member ☐ Substitute Member

☐ Designated Market Maker (DMM) ☐ Floor Broker (FB)

Badge #: ______________________ Floor Location: ______________

APPLICATION CHECKLIST

☐ A Form U-4 requesting "ME" registration has been submitted to FINRA through WebCRD

☐ A Fingerprint card is on WebCRD

☐ Individual has passed or been granted a waiver of the required examinations

ME – (Series15 prerequisite)

Front Line DMM trading Assistant Exam – Series 21

Do you have any reportable events on the U-4 submitted to FINRA through WebCRD? ☐ Yes ☐ No

FOR NEW MEMBERS / SUBSTITUTE MEMBERS

Expected Start Date, if known:				
Are you currently active as a Member or Substitute Member?	☐	Yes	☐	No
If No, have you ever been a member in the past?	☐	Yes	☐	No
Enter the last date you were active as a member (if applicable)				
Have you been a member on the Trading Floor within the last 6 months?	☐	Yes	☐	No
If No, have you completed the New Member Orientation Program within the last 6 months?	☐	Yes	☐	No
If No, are you currently enrolled in the New Member Orientation Program? Enter the start and ending dates of the New Member Orientation Program you will attend (if applicable) If No, contact Trading Floor Education & Outreach, c/o Michelle Liguori at michelle.liguori@nysec.com or 212.656.5472 to schedule enrollment	☐	Yes Start Date: ________ End Date: ________	☐	No

New York Stock Exchange LLC and NYSE MKT LLC
New Member / Substitute Member Application

FOR FULL-TIME NEW MEMBERS ONLY	
Are you replacing a current Member on a full-time basis?	☐ Yes ☐ No
If replacing a current Member, indicate name of Member being replaced	
Are you applying for a new Trading License?	☐ Yes ☐ No

AUTHORIZED ACKNOWLEDGEMENT

I affirm my obligation to abide, in full, with the rules and regulations of New York Stock Exchange LLC and NYSE MKT LLC and to be subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

Proposed Member Signature ______________________ Date ______________________

The undersigned Member Organization agrees with the Exchange and each other Member and Member Organization that, until such authority is properly terminated by a minimum of one business day's written notice to the Exchange, the Member identified above is authorized to act as an agent of the Member Organization for the purpose of transacting the business of the Member Organization on the Exchange, and every contract entered into on the Exchange by the Member shall be binding on the Member Organization in all respects.

Signature of Authorized Member Organization Representative ______________________ Date ______________________

Print Name ______________________ Title ______________________

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE Amex Options

Floor Broker Orientation Manual

1 Market Making

Appointment of Market Makers

Market Makers may select from among any option issues traded on the Exchange for inclusion in their electronic Appointment, subject to the approval of the Exchange. In considering the approval of the Appointment of a Market Maker, the Exchange will consider financial resources, experience, and past performance in making markets and operational capability. The Exchange may appoint an unlimited number of Market Makers in each class. The Exchange reserves the right to limit the number of Market Makers appointed to a particular option class due to system constraints.

The number of issues a Market Maker or Specialist can trade is determined by the number of Amex Trading Permits (ATPs) acquired.

ATPs	Issues
1	100
2	250
3	750
4	All issues

Market Makers may change the option issues that are included in their Appointment periodically, subject to the approval of the Exchange. The ATP Holder has full discretion in distributing issues among its Authorized Traders and Market Makers. However, Market Makers and Specialists registered on the same ATP are not allowed to trade the same issue simultaneously.

Market Makers may withdraw from trading an option issue that is within their Appointment by providing the Exchange with a three business day written notice of such withdrawal. Market Makers who fail to give an advance written notice of withdrawal to the Exchange may be subject to disciplinary action.

Quoting Obligations

Within Market Maker Appointment

All Market Makers must contribute to the maintenance of a fair and orderly market. Market Makers must honor the number of contracts entered into the system in all series of options classes within their Appointment. Any change to a quote (including reduction of volume) causes the quote to lose priority.

The minimum size is one contract. Neither Specialists nor MMs are required to quote on the Opening Auction.

Specialists

Specialists must provide continuous two-sided quotes 90% of the time during which the Exchange is open for trading in each of their appointed issues. These obligations will apply to all of the Specialist's appointed issues collectively, rather than on an issue-by-issue basis. Compliance with this obligation will be determined on a monthly basis. The Exchange will not consider the duration of any periods where a technical failure on the part of the Exchange prevents the Specialist from providing continuous quotations. Also, the Exchange retains the discretion to consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

Market Makers

Market Makers must provide continuous two-sided quotations 60% of all times during which the Exchange is open in each of their appointed issues. These obligations are applied collectively to all series for each issue in the Market Maker's Appointment. Although Market Makers are not required to quote in each series, the amount of time a Market Maker provides quotes in all series will be aggregated to determine compliance with the quoting obligation requirement. Additionally, compliance with the 60% quoting obligation is measured on a monthly basis.

A Market Maker may be called upon by a Trading Official to submit a single quote or maintain continuous quotes in one or more series of an option issue within its Appointment whenever it is deemed that it is necessary to do so in the interest of maintaining a fair and orderly market.

Directed Order Market Makers

A Directed Order Market Maker must provide continuous two-sided quotations throughout the trading day in issues for which it receives Directed Orders for 90% of the time the Exchange is open for trading in each issue. Such quotations must meet the legal quote width requirements as shown below. These obligations will apply collectively to all series in all of the issues for which the Directed Order Market Maker receives Directed Orders, rather than on an issue-by-issue basis. Compliance with this obligation will be determined on a monthly basis.

Quote Width

With the exception of the Opening Auction, the spread differential (difference between the bid and offer) of Specialist and Market Maker quotes may not exceed $5. During the Opening Auction, spread differentials shall be as follows:

Bid Price	Maximum Range
0 to $1.99	$0.25
$2.00 to $5.00	$0.40
$5.01 – $10.00	$0.50
$10.01 – $20.00	$0.80
$20.01 or greater	$1.00

Quote Mitigation

NYSE Amex Options' quote mitigation policy is based on the premise that quotes in inactive series are less valuable than those in active series. Active options series are defined as the following:

- the series has traded on any options exchange in the previous 14 calendar days; or,
- the series is solely listed on NYSE Amex Options; or
- the series has been trading 10 days or less; or
- the Exchange has an order in the series

Series that fall outside of these categories are deemed inactive, and the Exchange does not disseminate quotes to OPRA. If the series trades on any exchange or if NYSE Amex Options receives an order or request for a quote, then the series is activated and quote dissemination is resumed. This policy applies to all issues listed on the Exchange.

Trading Obligations

At least 75% of the trading activity of a Specialist and/or a Market Maker (measured in terms of contract volume per quarter) must be in classes within the Market Maker's Appointment.

Market Makers and Specialists cannot stream quotes in issues outside their Appointment. Market Makers who wish to trade outside their Appointment may do so by entering an order. Market Makers should consult their Clearing Firm for information related to margin treatment of orders vs. quotes.

When trading in issues outside their Appointment, Market Makers should not engage in transactions for an account in which they have an interest that are disproportionate in relation to, or in derogation of, the performance of their obligations with respect to the classes in their Appointment. Additionally,

Market Makers should not individually (or as a group) intentionally or unintentionally, dominate the market in option contracts of a particular class.

Specialist Guarantees

Specialists will be entitled to 40% of the balance of any non-directed order after Customer bids and offers in the Consolidated Book have been satisfied. Specialists will be entitled to their 40% participation on "open outcry" trades provided they have vocally responded to a Floor Broker's call for a market, and have responded with a price that is the best bid or offer. . Specialist participation may be greater than 40% as a result of successful competition by means of "open outcry."

Market Maker Risk Limitation (MMRL)

NYSE Amex Options will maintain a "trade counter" for each Market Maker in each class within the Market Maker's Primary Appointment. The trade counter will be incremented by one every time the Market Maker executes a trade on any series in the appointed class. The MMRL is configurable by the Market Maker and will be activated when the trade counter has reached "n" executions within one second. This counter applies to trades against Market Maker quotes only; it does not apply to trades against Market Maker orders. However, once the threshold has been met, *both quotes and orders* will be cancelled. The minimum setting is 5 executions per second and the maximum is 100. The Exchange will automatically default the "n" setting to 50 executions per second if the Market Maker does not submit a setting.

When the threshold is met, the trading engine will automatically cancel all quotes posted by the Market Maker in that class by generating a "bulk cancel" message. The bulk cancel message will be processed in time priority with any other quote or order message received by NYSE Amex Options. Any orders or quotes that are matched with the Market Maker's quote and were received by the system prior to the receipt of the bulk cancel message will be executed. Orders or quotes received by NYSE Amex Options after receipt of the bulk cancel message will not be executed against the Market Maker. Once the MMRL has been activated for an option class, any bulk quote messages sent by the Market Maker on that class will be rejected until the Market Maker submits a system message to enable new quotes.

In the event that there are no Market Makers quoting in the issue, the best bids and offers of orders residing in the Book will be disseminated as the BBO. If there are no Market Maker quotes and no orders in the book, the Exchange will disseminate a bid of zero and an offer of zero.

Inter-Market Linkage/Private Routing

The U.S. Options Exchanges are linked together on a real-time basis through a network capable of transporting certain orders to and from each Exchange. The network, known as Linkage, is a centralized order routing hub operated by the Options Clearing Corporation ("OCC") on behalf of the Exchanges. Linkage was designed to provide a mechanism to reach the NBBO price on behalf of Customer orders when the price was only available at an away market.

The NYSE Amex Options trading system will automatically route orders to other Exchanges if the NBBO is not available on NYSE Amex Options. Unlike other markets, however, NYSE Amex Options primarily uses private routing brokers to route orders to other Market Centers based on preset parameters in its automated routing algorithm. This allows NYSE Amex Options to route regardless of order capacity (Customer, Firm, Customer Broker/Dealer, Market Maker

Consistent with the Options Linkage Plan, locked and crossed markets are to be avoided. If a Market Maker's quote should lock or cross another market center's quote, the MM should either (a) promptly unlock or uncross the market, or (b) cause an order to be sent to the away exchange in order to move the market. This may be done through a MM's own order entry system directly to the away market, or by submitting an order to NYSE Amex Options to route to any markets at the NBBO. A NOW order submitted to NYSE Amex Options will route to any markets at the NBBO, but will not rest in the NYSE Amex Options book if not filled.

2 Floor Broker Responsibilities

Floor Broker Defined (Rule 930NY)
(a) A Floor Broker is a sole proprietor ATP Holder or a representative of an ATP Holder who is registered with the Exchange for the purpose, while on the Exchange Floor, of accepting and executing option orders received from ATP Holders. A Floor Broker shall not accept an order from any other source unless he is a sole proprietor ATP Holder or a representative of an ATP Holder approved to transact business with the public in accordance with Rule 441, in which event he may accept orders for customers of the ATP Holder.

(b) Conducting a Limited Public Business:
(1) Qualified Floor Brokers and Floor Clerks of qualified Floor Brokers may conduct a public business limited to accepting orders directly from Professional Customers, as defined below, for execution on the Floor of the Exchange. Any Floor Broker or Floor Clerk of a Floor Broker seeking to conduct such a limited public business must first:
   (A) successfully complete the Series 7 Examination; and
   (B) register and receive approval from the Exchange. The form of registration will be prescribed by the Exchange.
(2) a "Professional Customer" includes a bank; trust company; insurance company; investment trust; a state or political subdivision thereof; charitable or nonprofit educational institution regulated under the laws of the United States, or any state, or pension or profit sharing plan subject to ERISA or of any agency of the United States as of a state or political subdivision thereof; or any person (other than a natural person) who has, or who has under management, net tangible assets of at least sixteen million dollars.
(3) ATP Holders who conduct a limited public business pursuant to the provisions of subsection (b) of this Rule 930NY are strictly prohibited from holding Customer funds and Customer securities.

Registration of Floor Brokers (Rule 931NY)
(a) An applicant for registration as a Floor Broker must file an application in writing with the Exchange on such form or forms as the Exchange may prescribe. Applicants must pass a Floor Broker examination prescribed by the Exchange. Before a registration becomes effective, the Exchange will post the name of the applicant on the bulletin board on the Floor of the Exchange for 3 business days.

(b) An ATP Holder registered as a Floor Broker on NYSE Amex Options may not be concurrently registered as a Market Maker on NYSE Amex Options.

(c) The registration of any person as a Floor Broker may be suspended or terminated by the Exchange upon a determination that such person has failed to perform properly as a Floor Broker. Any ATP

Holder or prospective ATP Holder adversely affected by a determination of the Exchange under this Rule may obtain a review thereof in accordance with the provisions of Section 9A.

Responsibilities of Floor Brokers (Rule 933NY)
(a) *General Responsibility.* A Floor Broker handling an order is to use due diligence to execute the order at the best price or prices available to him, in accordance with the Rules of the Exchange.

(b) *Contingency order or one-cancels-the-other order.* A Floor Broker handling a contingency order or a one-cancels-the-other order that is dependent upon the price of the underlying security shall be responsible for satisfying the dependency requirement on the basis of the last reported price of the underlying security in the primary market that is generally available on the floor of the Exchange at any given time. Unless mutually agreed by the ATP Holders involved an execution or non-execution that results shall not be altered by the fact that such price is subsequently found to have been erroneous.

(c) *Combination orders at the opening or close.* A Floor Broker shall not be held responsible for executing a single order combining different series of options based upon transaction prices that are established at the opening or close of trading or during any trading auction employed in accordance with Rule 952NY.

(d) Pursuant to Rule 933NY, the Exchange has made a determination regarding print-throughs on limit orders held by a Floor Broker. This determination distinguishes print-throughs which occur intra-day from print-throughs occurring on the opening. When a print-through is discovered, the Floor Broker should ascertain whether the limit price or a more favorable price is available. If a more favorable price is available, the order for the Customer should be filled at the more favorable price; if a more favorable price is not available, the Floor Broker is responsible at the original limit price for whatever number of contracts have traded-through the limit order. Print-throughs on the opening should be treated differently than those which occur intra-day. On the opening, the Floor Broker is responsible for the number of contracts that trade-through the Customer's limit order at the opening price, rather than at the limit price.

(e) Floor Brokers may accept orders that bid for or offer a specified number of contracts and no less. These include orders designated as "fill or kill," "all or none," or "immediate or cancel," (including such orders specifying that any unfilled portion of a multiple order is to be immediately canceled). However, Floor Brokers must assure that all such orders (including the contingency) are vocalized in the trading crowd, and that the bid or offer is not disseminated.
(f) Floor Brokers who are required to establish and maintain error accounts may only use such error accounts for the purpose of correcting bona fide errors, as provided in Rule 960.

Commentary:
.01 Pursuant to Rule 933NY, a Floor Broker's use of due diligence in executing an order shall include ascertaining whether a better price than is being displayed at that time is being quoted by another Floor Broker or a Market Maker. This rule requires that Floor Brokers announce solicitations of the best price or prices available and that they allow adequate time, depending upon market conditions, for other ATP Holders to respond. If a market satisfying the standards of Rule 925NY is not present, then the Floor Broker should request the Trading Official to call for bids and offers by Market Makers in accordance with Rule 940NY.

.02 Pursuant to Rule 933NY, a Floor Broker's use of due diligence in executing an order includes the use of a reasonable effort to make all persons in the trading crowd aware of the Floor Broker's request for a quotation.

.03 Pursuant to Rule 933NY, a Floor Broker's use of due diligence in executing a market order as defined in paragraph (a) of Rule 900.3NY shall include (i) the prompt execution of such order at the best obtainable price after representing the order at the post in accordance with the provisions of Commentary .02 of this Rule; and (ii) the representation of such order at the post within a reasonable time after such order reaches the trading floor.

.04 A Floor Broker's use of due diligence in handling an order is applicable to the provisions of Rule 970NY, in that it includes taking the necessary measures to ensure the proper execution of an order as it pertains to the executable quantity for a trading crowd's firm disseminated bid/offer. The failure of a Floor Broker to remove a bid/offer that he has caused to be disseminated, upon his leaving the trading post shall constitute a violation of this Rule.

.05 A Floor Broker's use of due diligence in handling an order shall include the immediate and continuous representation of market and marketable orders at the trading post where the option class represented by his order is designated for trading, except that a Floor Broker who is acting pursuant to Rule 937NY need not represent such orders immediately at the designated trading post.

Discretion

Floor Brokers have discretion, if properly marked as indicated by the client, over price and size of the order up to the total size of the order. Floor Brokers do not have discretion to change the series or side of the order.

3 Trade Allocation

Display, Priority, and Order Allocation – Electronic Trading

The NYSE Amex Options System shall display to Users all non-marketable limit orders in the Display Order Process, unless indicated otherwise. The System also will disseminate current consolidated quotations/last sale information, and such other market information as may be made available from time to time pursuant to agreement between the Exchange and other Market Centers, consistent with the Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information.

Priority and Allocation Procedures for Orders and Quotes

Orders and quotes are allocated according to the following order of priority:

(1) Price Priority. The highest bid has priority over all other bids; and the lowest offer has priority over all other offers.

(2) Multiple bids or offers at the same price. Multiple bids and offers at the same price are afforded priority based on account type and other principles, as set forth below:

(A) Customer Orders. Bids and offers in the Consolidated Book for Customer accounts, including the displayed portion of Customer Reserve Orders, have first priority over other bids or offers at the same price. If there is more than one highest bid for a Customer account or more than one lowest offer for a Customer account, then such bids or offers, respectively, will be ranked based on time priority.

(B) Directed Order Market Maker Guaranteed Participation. Bids and offers in the Consolidated Book for the account of a Directed Order Market Maker have second priority for Directed Orders if the Directed Order Market Maker is eligible to receive guaranteed participation on such bid or offer pursuant to Rule 964.1NY.

(i) Directed Order Market Makers will not receive any guaranteed participation on an inbound order if their bids or offers are not at the NBBO.

(ii) A Directed Order Market Maker's guaranteed participation is expressed as a percentage of the remaining quantity after all Customer orders, if any, have first been executed, and shall be 40% or such lower number as may be determined by the Exchange.

(iii) Directed Order Market Maker will be allocated a number of contracts equal to the greater of the guaranteed participation or their "size pro rata" allocation as provided below, but in either case, no greater than the size of the Directed Order Market Maker's disseminated size.

(C) Specialist Pool Guaranteed Participation. Bids and Offers in the Consolidated Book for the account of participants in the Specialist Pool have third priority if the Specialist Pool is eligible to receive guaranteed participation on such bid or offer pursuant to Rule 964.2NY. The Specialist Pool will not receive a guaranteed allocation if a Directed Order Market Maker has received a guaranteed allocation. If a Directed Order Market Maker has received a guaranteed allocation, the bids and offers of the Specialist Pool will be included in the "size pro rata pool" below.

(i) The Specialist Pool guaranteed participation will not receive any portion of an inbound order if their bids or offers are not at the NBBO.

(ii) The Specialist Pool's guaranteed participation is expressed as a percentage of the remaining quantity after all Customer orders, if any, have first been executed, and shall be 40% or such lower number as may be determined by the Exchange.

(iii) Specialist Pool will be allocated a number of contracts equal to the greater of the guaranteed participation or their "size pro rata" allocation as provided below, but in either case, no greater than the size of the Specialist Pool's disseminated size.

(iv) For all orders of five (5) contracts or fewer, the Specialist Pool will be allocated the balance after any allocation to Customers, provided the Specialist Pool is quoting at the NBBO, and the order was not originally allocated to a Directed Order Market Maker. The participants in the Specialist Pool will be allocated orders of five contracts or less on a rotating basis, provided the participant's quoted size is equal to or greater than the size of the allocation.

(D) Non-Customer Orders and Quotes with Size. Orders and Quotes with Size in the Consolidated Book for the accounts of non-Customers have next priority. If there is more than one highest bid or more than one lowest offer in the Consolidated Book for the account of a non-Customer, then such bids or offers will be afforded priority on a "size pro rata" basis, and will comprise the "size pro rata pool".

(E) Orders in the Working Order File, if eligible for execution, have next priority; however, orders in the Working Order File do not have any priority or standing until they are eligible for execution and/or display.

(F) Tracking Orders have last priority and will interact with incoming orders when certain conditions are met, but will never become part of the Display Order Process.

(3) Size Pro Rata Allocation

Orders subject to allocation on a "size pro rata" basis will be allocated based on the following formula:

$$\frac{\text{(Size or Order to be Allocated)}}{\text{(Aggregated Quote Size)}} \times \underline{\text{(Participant's Quote Size)} = \text{Size Pro Rata Allocation}}$$

For example:

200 contracts to be allocated among three Market Makers quoting with the following sizes:

MM1	100
MM2	200
MM3	500
Aggregated Quote Size	800

MM1 receives (200/800) × (100) = 25 contracts

MM2 receives (200/800) × (200) = 50 contracts

MM3 receives (200/800) × (500) = 125 contracts

The pro rata share allocated to each participant in the pool will be rounded down to a whole number, if applicable. If there are residual contracts to be filled after the pro rata calculation has been completed, such contracts will be allocated, with no more than one contract per participant, in the following sequence:

(i) The participant in the pool who has the largest fractional amount (based on the pro rata calculation) will receive the first contract, and each successive contract (if any) will be allocated to each subsequent participant who has the next largest fractional share.

(ii) If the last residual contracts are to be allocated between two or more participants with the same fractional amount and initial quote size, then the participant with the first time priority in the pro rata pool will be allocated the next contract. Each successive contract (if any) will be allocated in the same manner.

Size Pro Rate Allocations – Open Outcry Trading

If the ATP Holders of the trading crowd provide a collective response to an ATP Holder's request for a market in order to fill a large order, pursuant to Rule 925NY, then:

(i) if the size of the trading crowd's market, in the aggregate, is less than or equal to the size of the order to be filled, the ATP Holders of the trading crowd will each receive a share of the order that is equal to the size of their respective bids or offers; and

(ii) if the size of the trading crowd's market exceeds the size of the order to be filled, that order will be allocated on a size pro rata basis, with the ATP Holders of the trading crowd each receiving, to the extent practicable, the percentage of the order that is the ratio of the size of their respective bids or offers to the total size of all bids or offers. Specifically, in such circumstances, the size of the order to be allocated is multiplied by the size of an individual market participant's quote divided by the aggregate size of all market participants' quotes.

For example, assume there are 200 contracts to be allocated, Market Maker #1 is bidding for 100, Market Maker #2 is bidding for 200 and Market Maker #3 is bidding for 500. Under the "size pro rata" allocation formula, Market Maker #1 will be allocated 25 contracts (200 × 100 ÷ 800); Market Maker #2 will be allocated 50 contracts (200 × 200 ÷ 800); and Market Maker #3 will be allocated 125 contracts (200 × 500 ÷ 800).

Specialist Participation in the Display Order Process

Bids and Offers of Specialists and e-Specialists quoting at the NBBO shall participate in the Specialist Pool participation entitlement on a size pro rata basis. The Specialist's size pro-rata participation in the Specialist Pool will receive additional weighting, as determined by the Exchange, and announced via Regulatory Bulletin, but in no case greater than 66 2/3% if there is only on e-specialist, and no more than 50% if there are two or more e-Specialists.

For all orders of five (5) contracts or fewer, the Specialist Pool will be allocated the balance after any allocation to Customers, provided the Specialist Pool is quoting at the NBBO, and the order was not originally allocated to a Directed Order Market Maker. The participants in the Specialist Pool will be allocated orders of five contracts or less on a rotating basis, provided the participant's quoted size is equal to or greater than the size of the allocation.

Executions

This section addresses situations in which orders or Quotes with Size are executed through NYSE Amex Options System.

An inbound order that is marketable will be immediately executed against bids and offers in the Consolidated Book, provided the execution price is at the NBBO.

An inbound order will be either fully or partially executed as follows:

(A) the inbound order will first be matched against all available displayed Customer interest in the Consolidated Book, including the displayed portion of Customer Reserve Orders;

(B) the inbound order, if not entirely filled, will then satisfy any available interest based on Directed Order Market Maker or Specialist Pool guaranteed participation pursuant to Rule 964NY(a);

(C) the inbound order, if not entirely filled, will then match, on a size pro rata basis, with the interest of the Market Makers, Firms and Non-ATP Holder Market Makers in the Consolidated Book; and

(D) The inbound order, if not entirely filled, shall be matched for execution against orders in the Working Order File in the order of their ranking, at the price of the displayed portion (for Reserve Orders) or at the limit price in the case of other order types, for the total amount of option contracts available at that price or for the size of the incoming bid or offer, whichever is smaller.

(E) the balance of the order, if any, will then be either:

(i) executed at the next available price level based on split-price execution, as provided in subsection below or

(ii) if the order locks or crosses the NBBO, it will be matched against any available Tracking Order, prior to being routed, or

(iii) if the order locks or crosses the NBBO, it will be routed via routing broker or the intermarket linkage to the away market(s) displaying the National Best Bid or Offer Price. The order will be routed according to a proprietary algorithm. The order will be routed, either in its entirety or as component orders, to another Market Center(s) as a Limit Order equal to the price and up to the size of the quote published by the Market Center(s). The remaining portion of the order, if any, will be ranked and displayed in the Consolidated Book in accordance with the terms of such order and such order shall be eligible for execution pursuant to Rule 964NY. A marketable Reserve Order may be routed serially as component orders, such that each component corresponds to the display size of the Reserve Order.

If neither of the conditions specified in subsections (i) or (ii) apply, and the order is no longer marketable, or, if an order has been designated as an order type that is not eligible to be routed away, the order either will be placed in the Consolidated Book or cancelled if such order would lock or cross the NBBO.

Where an order or portion of an order is routed away and is not executed either in whole or in part at the other Market Center, upon its return the order shall be ranked and displayed in the Consolidated Book in accordance with the terms of such order. The order will not have time standing relative to other orders received from Users at the same price while it was outside the System.

Split Price Executions

An inbound electronic order will receive an execution at multiple prices if there is some, but insufficient, trading interest at a price and the remainder of the order can be filled at one (or more) other prices based on available trading interest in the Consolidated Book. Orders will not be executed at a price that trades through another market. Executions at prices beyond the initial execution prices will match the inbound order:

(1) first, against Customer Orders in the Consolidated Book at the price level according to entry time.

(2) second, against the interest of the Market Makers, Firms and Non-ATP Holder Market Makers in the Consolidated Book, on a size pro rata basis.

(3) third, if the order now locks the NBBO, against any eligible Tracking Orders.

The balance of the order, if any, will be represented in the Consolidated Book, provided that if such order locks or crosses the NBBO, then the order will be routed via private routing broker or the

Intermarket Linkage to the away market(s) displaying the National Best Bid or Offer Price. If Exchange Rules or the order instructions do not permit routing the order will be cancelled.

Orders Executed Manually

Priority

Floor Brokers manually representing orders in the trading crowd must comply with the order execution and priority principles set forth in Rule 963NY and, in addition, with the following provisions establishing priority for bids and offers by account type:

(1) Customer orders in the Consolidated Book have first priority. Multiple Customer orders at the same price are ranked based on time priority.

(2) Bids and offers of the ATP Holders of the trading crowd have second priority. These bids and offers include those made by Market Makers and Floor Brokers (on behalf of orders they are representing).

(3) Bids and Offers of broker-dealers (including Quotes with Size and orders of Market Makers) in the Consolidated Book have third priority. Multiple bids and offers of broker-dealers will be executed on a size pro rata basis pursuant to Rule 964NY.

Within Section 2 and 3 above, if the Floor Broker can determine order of bids or offers they should be accepted in the order given; otherwise, they are on a parity.

Executions

Floor Brokers have the ability to post orders to the NYSE Amex Options Consolidated Order Book and execute against the Consolidated Order Book without relying on a Trading Official or the Specialist. Booth staff or handheld users have the capability to create and route an order directly to the electronic book.

Floor Brokers can create and route all order types accepted by NYSE Amex Options to the consolidated book for potential display or execution.

Locked or Crossed Markets

Internally locked or crossed quotes trade immediately with orders or other quotes on NYSE Amex Options when executions are possible. The system will not delay or prevent Market Maker quotes from trading with orders or other Market Maker quotes. NYSE Amex Options posts and disseminates quotes that lock or cross the quotes of other options exchanges. Individual market makers are responsible for taking appropriate actions to avoid locking or crossing other exchange's markets as required by Intermarket Linkage rules.

Open Outcry Floor-Based Crossing

Five manual crossing scenarios are available: Customer-to-Customer, Non Facilitation Regular, Facilitation, At-Risk, and Solicitation. All scenarios require that any Agency Order is executed at a price equal to or better than the NBBO, and the Floor Broker may not trade through any orders on the Book.

(a) Customer-to-Customer Cross

A Floor Broker who holds a Customer order to buy and a Customer order to sell the same option contract may cross such orders, provided that the Floor Broker proceeds in the following manner:

(1) the Floor Broker must request bids and offers for the option series involved and make the Trading Crowd and the Trading Official aware of the request for the market via open outcry.

(2) After providing an opportunity for such bids and offers to be made, the Floor Broker must bid above the highest bid in the crowd, and offer below the lowest offer in the crowd.

(3) The Floor Broker may cross the orders at such higher bid and lower offer by announcing by open outcry that he is crossing orders on behalf of Customers, and giving the quantity and price, provided, however, that

(A) the execution price must be equal to or better than the NBBO.

(B) the Floor Broker may not trade through any bids or offers in the Consolidated Book that are priced better than the proposed execution price. If there are bids or offers on the Consolidated Book better than the proposed execution price, or Customer Orders in the Consolidated Book priced at the proposed execution price, the Floor Broker must trade against such bids or offers in the Consolidated Book. Once such bids or offers in the Consolidated Book are satisfied, the Floor Broker may cross the balance of the orders, if any, to be crossed. The orders will be cancelled or posted in the Book if an execution would take place at a price that is inferior to the NBBO.

(C) the Floor Broker may cross the orders at split prices provided all provisions of Rule 963NY(f) are met.

(b) *Non-Facilitation (Regular Way) Crosses.*

A Floor Broker who holds a Customer order and another order on the contra side of the Customer in the same option contract may cross such orders, provided that the Floor Broker proceeds in the following manner:

(1) The Floor Broker must request bids and offers for the option series involved and make the trading crowd and the Trading Official aware of the request for a market via open outcry.

(2) After providing an opportunity for such bids and offers to be made, the Floor Broker must expose the Customer order by bidding above the highest bid in the crowd, or offering below the lowest offer in the crowd, by at least the MPV.

(3) If such higher bid or lower offer is not taken by members of the trading crowd, the Floor Broker may cross the orders (or any part remaining unexecuted) at such higher bid or lower offer by announcing by open outcry that he is crossing the orders and giving the quantity and price; provided, however that (A) the execution price must be equal to or better than the NBBO, and (B) the Floor Broker may not trade through any bids or offers on the Consolidated Book that are priced better than the proposed execution price. If there are bids or offers in the Consolidated Book better than the proposed execution price, or Customer Orders in the Consolidated Book priced at the proposed execution price, the Floor Broker must trade against such bids or offers in the Consolidated Book. Once bids or offers in the Book are satisfied, the Floor Broker may cross the balance of the orders, if any, to be crossed. The orders will be cancelled or posted in the Book if an execution would take place at a price that is inferior to the NBBO.

Facilitation Cross Transactions

A Floor Broker who holds both an order for a Customer of an ATP Holder and a facilitation order may cross such orders if:

(1) the ATP Holder discloses on its order ticket for the Customer order which is subject to facilitation, all the terms of such order, including, if applicable, any contingency involving other options, underlying securities, or related securities; and

(2) the Floor Broker requests bids and offers for the option series subject to facilitation, then discloses the Customer order and any contingency respecting such order which is subject to facilitation and identifies the order as being subject to facilitation; and

(3) after providing an opportunity for such bids and offers to be made, the Floor Broker, on behalf of the Customer whose order is subject to facilitation establishes priority by, either bidding or offering at or between the best bid or offer in the market consistent with the Exchange's Customer priority rules. After all other market participants are given an opportunity to accept the bid or offer made on behalf of the Customer whose order is subject to facilitation, the Floor Broker may cross all or any remaining part of such order and the facilitation order at such Customer's bid or offer by announcing in public outcry that (s)he is crossing such orders stating the quantity and price(s).

(4)

(A) notwithstanding paragraph (3) above, an ATP Holder seeking to facilitate its own Customer's option order for the eligible order size will be permitted to participate in the firm's proprietary account as the contra-side of that order to the extent of 40% of the contracts remaining after filling Customers, provided the order trades at or between the best bid or offer given by the trading crowd in response to the Floor Broker's request for a market.

If, however, a Customer order on the Consolidated book or represented in the trading crowd has priority over the facilitation order, the ATP Holder may participate in only those contracts remaining after the Customer's order has been filled.

(B) the eligible order size shall be 50 contracts or larger.

(C) If a trade pursuant to this Rule occurs at the Specialist's vocalized bid or offer in its appointed class, then the Specialist's guaranteed participation shall apply only to the number of contracts remaining after all those Customer orders which trade ahead of the cross transaction and the number of contracts crossed have been satisfied. The Specialist's guaranteed participation will be a percentage that when combined with the percentage the originating firm crossed, does not exceed 40% of the order.

(D) nothing in this subparagraph (4) is intended to prohibit an ATP Holder or Specialist from trading more than their guaranteed participation allocations if the other members of the trading crowd choose not to trade the remaining portion of the order.

When accepting a bid or offer made on behalf of a Customer whose order is subject to facilitation, all contingencies of the Customer order must be satisfied. Once the bid or offer has been made on behalf of the Customer whose order is subject to facilitation or crossing, such Customer order has precedence over any other bid or offer in the crowd to trade immediately with the facilitation order.

At-Risk Cross Transactions

In the case of equity options, a Floor Broker holding an order for a Customer on behalf of an ATP Holder and a contra-side order for that same ATP Holder may facilitate the Customer order in accordance with Rule 934.1NY or may execute such orders as an at-risk cross in the following manner:

(i) the eligible order size shall not be less than fifty (50) contracts.

(ii) the ATP Holder discloses on its order ticket for the Customer order which is subject to the cross, all the terms of such order, including, if applicable, any contingency involving other options, underlying securities, or related securities.

(iii) the Floor Broker requests bids and offers from the trading crowd for the execution of all options components of the order.

(iv) in response to the quoted market from the trading crowd, the Floor Broker on behalf of the ATP Holder must first represent the Customer order to the trading crowd as Customer providing the side, size and a price of the order, giving the Customer an opportunity for price improvement.

(v) once the trading crowd has provided a quote in response to the Customer order, it will remain in effect until: (i) a reasonable amount of time has passed, (ii) there is a significant change in the price of the underlying security or (iii) the market given in response to the request has been improved. In the case of a dispute, the term "significant change" will be interpreted on a case-by-case basis by Trading Officials based upon the extent of the recent trading in the option and in the underlying security, and any other relevant factors.

(vi) in response to the trading crowd's quoted market, the Floor Broker may on behalf of the ATP Holder improve the quoted market establishing priority or facilitate the order pursuant to Rule 934.1NY.

(vii) the Floor Broker may then attempt to consummate a cross transaction at risk to the market by bidding/offering on behalf of the ATP Holder at one minimum price variation (MPV) away from the Customer order, providing the Customer order the opportunity for price improvement.

If a Customer order has established priority over the at-risk cross, the ATP Holder may participate in those contracts remaining after the Customer's order has been filled.

Once a cross transaction has occurred, the order cannot be broken up by a subsequent superior bid or offer by the trading crowd.

Solicitation Crosses

A Floor Broker representing an order in options ("originating order") may solicit another ATP Holder or non-member broker dealer outside the trading crowd ("solicited party") to participate in the transaction on a proprietary basis provided the Floor Broker, upon entering the trading crowd to execute the transaction, announces to the trading crowd the same terms and conditions about the originating order as disclosed to the solicited party and bids at the price he is prepared to buy from the solicited party or offers at the price he is prepared to sell to the solicited party.

After all other market participants are given a reasonable opportunity to accept the bid or offer, the solicited party may accept all or any remaining part of such order or the Floor Broker may cross all or any remaining part of the originating order with the solicited party at such bid or offer by announcing that the Floor Broker is crossing the orders stating the quantity and price. Non-solicited market participants and Floor Brokers holding non-solicited discretionary orders in the trading crowd will have priority over the solicited party or the solicited order to trade with the original order at the best bid of offer price subject to the precedence rules set forth in Rule 963NY.

A Floor Broker seeking to cross a Customer order with a solicited order which improves the quoted market will be permitted to cross the solicited order against the Customer order to the extent of 40% of the contracts remaining after filling Customers, provided the eligible order size for the solicited order is not less than fifty (50) contracts.

All orders subject to solicitation pursuant to this Commentary, and all tickets reflecting orders solicited pursuant to this Commentary, must be marked as specified by the Exchange. For purposes of this Rule, the term "broker/dealer" includes foreign broker/dealers.

When accepting a bid or offer made on behalf of a Customer whose order is subject to crossing against the solicited order, all contingencies of the Customer order must be satisfied. Once the bid or offer has been made on behalf of the Customer whose order is subject to crossing, such Customer order has precedence over any other bid or offer in the crowd to trade immediately with the solicited order.

Complex Orders

Following are the proper trading procedures for Complex Orders:

(a) Announcing the Order. Any ATP Holder holding a Complex Order must bid or offer for each series in the order. The ATP Holder may express the order as it applies to each separate series or may express the order at its total or net debit/credit alone, so long as it is clear that the ATP Holder is attempting to execute both series as a complex transaction. The executing ATP Holder must ensure that the trading crowd is aware of the request for a market and has an opportunity to participate in the transaction.

(b) Customer Limit Orders on All Sides of the Consolidated Book. First, an ATP Holder entering a crowd must always determine if Customer limit orders in the Consolidated Book represent the best market in either series. If Customer limit orders represent the best market in the Consolidated Book in all series, the ATP Holder must trade all Customer orders in the Consolidated Book at that price before proceeding with the order.

(c) Customer Limit Orders on One Side of the Order. If a Customer limit order in the Consolidated Book is on just one side of the order, the executing ATP Holder must determine who responds first to the request for a market and how that response is vocalized. If a bid or offer for one series in the order is vocalized first, the executed ATP Holder must trade with the responding member, and the Customer Order in the Consolidated Book in the other series, for at least the same number of contracts as remain at the Customer limit order price in the Consolidated Book. If a response at the total or net debit/credit is vocalized first, then the responding ATP Holder has priority over the Book and the existing markets on a one-for-one basis provided that at least one leg of the Complex Order trades at a price that is better than the corresponding Customer limit order represented in the Consolidated Book by at least one standard MPV as defined in Rule 960NY.

(d) If the Consolidated Book Has No Customer Limit Orders for the Order. The following rule of priority applies when there are no Customer limit orders in the Consolidated Book against which the order can be executed. After the executing broker requests a market, the broker must trade with the first response vocalized at or within the broker's limits. If this response is in the form of a bid or offer for the net debit/credit, then that member has priority on a one-for-one basis. If the first response is for one series only, the executing broker must trade on the other side of the order against the existing market in the crowd. If the executing broker cannot trade the other side of the order in the crowd, priority reverts to the member willing to trade both sides of the order on a one-for-one basis.

(e) Partial Executions. Partial execution of an order, with more than one ATP Holder may occur so long as each ATP Holder with whom that order is executed participates on a one-for-one basis with respect to each series involved in the order.

(f) If there is a Customer interest in the Consolidated Book which creates a Locked Book Market. The situation may occur when the only prices at which the order may be executed are equal to Customer Orders in the Consolidated Book's bids or offers for both series involved in the order. If those prices are the only prices at which the order may be executed, then the order will be given priority over Customer Orders in the Consolidated Book. For example, a Floor Broker enters the crowd with a Complex Order to sell the XYZ April 20/July 20 call spread for a credit of 1. The Customer Orders in the Consolidated Book's bids and offers for these two series are:

XYZ April 20: 1.00 - 1.05

XYZ July 20: 2 - 2 .05

Customer Orders in the Consolidated Book's market for the April 20/July 20 spread is .95 - 1.05.

The spread cannot be executed by accepting the Consolidated Book's bid of 2 for the XYZ July 20s and the Consolidated Book's offer of the XYZ April 20s at 1.05. There are no other prices within the Consolidated Book's bids and offers at which the spread may be done. The spread may be done, however, if the XYZ July 20s are sold at 2.05 and the XYZ April 20s are bought at 1.05 or the July 20s are sold at 2 and the April 20s are bought at 1. Although these prices are equal to both Consolidated Book Customer bids or both Consolidated Book Customer offers, this spread may be done in the crowd with one other member on a one-for-one basis at 1 and 2 or 1.05 and 2.05.

(g) Bid and offers on Complex Orders may be expressed in any decimal price, and the legs of a complex order may be executed in one cent increments regardless of the minimum price variation ("MPV") otherwise applicable to the individual legs of the order, provided, however, when executing a complex order the price of at least one leg of the order must trade at a price that is better than the corresponding price of all customer bids or offers in the Consolidated Book for the same series, by at least one MPV as defined in Rule 960NY.

(h) Limits on Pre-emptive Right. This pre-emptive right pertains only to Complex Orders of equal quantities or to the lesser quantity when the quantities of contracts involved are unequal.

4 Opening Auction

Description

At 3:30 a.m. Eastern Time, the system will begin accepting quotes and orders for inclusion in the Opening Auction process. The Opening Auction is a process whereby trading is initiated in each series. Contingency Orders (other than "On- Auction" orders) will not participate in the Auction Process. Any eligible open orders residing in the Book from the previous trading session (GTC's) will be included in the Opening Auction. After the primary market for the underlying security disseminates the opening trade and a logical bid/ask market, the related option series will be opened automatically based on the following:

1. Time is equal to or greater than 9:30 a.m. Eastern Time.
2. At least one legal width NYSE Amex Options Market Maker quote that has made a round trip to OPRA or a legal-width away exchange market quote is present and includes an offer.

Once these requirements have been met, the system will determine the price at which a particular option series will be opened.

To determine the opening price in a series, upon receipt of the first consolidated trade of the underlying security, the system will check for an OPRA NBBO market or an NYSE Amex Options BBO. If OPRA NBBO market is present, NYSE Amex Options will base the opening auction price on the better of the OPRA NBBO market or the internal NYSE Amex Options BBO. NYSE Amex Options will generate an opening trade if possible or open a series on the quoted market. NYSE Amex Options then will send the BBO quote to OPRA.

The opening price is determined as the price at which the most volume can be traded, within the auction parameter. The auction will occur at a single price.

1. The opening prices must be within a configurable parameter based on:
   The Best Bid (MM quotes only) or National Best Bid
   The Best Offer (MM quotes only) or National Best Offer
2. In the case of crossed markets on NYSE Amex Options and no OPRA, parameter to either side of *the inverted market* will be used. e.g. 1.20 - 1.00 yields parameter based on 1.20 for buy imbalances and 1.00 for sell imbalances. If no auction occurs, no opening trade will be reported to OPRA.

For cases when no buy or sell imbalance exists, the opening price of a series will be the price at which the greatest number of contracts will trade at or nearest to the midpoint of the initial NBBO disseminated by OPRA, if any, or the midpoint of the best quoted bids and offers in the Book. The same process will be followed to reopen an option class after a trading halt.

In cases where a buy or sell imbalance exists, the auction will take place on the auction parameter bid (sell imbalances) or the auction parameter offer (buy imbalances). Orders in the Book that were not executed during the Auction Process will be eligible for the Core Trading Session immediately after the conclusion of the Auction Process.

Unmatched orders and Marker Maker quotes that are marketable against the initial NBBO ("auction imbalance") will "sweep" through the Book with collar protection in place to prevent executions based on wide quotes and be executed pro rata if marketable against quotes or orders resting on the NYSE Amex Options consolidated book. If the best price is at an away Market Center(s), orders will be routed away in price time priority to the relevant Market Center(s).

5 Obvious Errors

Description

The Exchange shall either bust a transaction or adjust the execution price of a transaction that results from an Obvious Error, as defined herein. An Obvious Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2	.25
$2 to $5	.40
Above $5 to $10	.50
Above $10 to $20	.80
Above $20	1.00

The Theoretical Price of an option is determined as follows:

(A) if the series is traded on at least one other options exchange, the last bid price with respect to an erroneous sell transaction and the last offer price with respect to an erroneous buy transaction, just prior to the trade, disseminated by the competing options exchange that has the most liquidity in that option; or
(B) if there are not quotes for comparison purposes, as determined by designated personnel of the Exchange.

If a Market Maker believes that it participated in a transaction that was the result of an Obvious Error, it must notify the Exchange within five minutes of the execution. If an ATP Holder or ATP Firm not serving as a Market Maker believes that an order it executed on the Exchange was the result of an Obvious Error, it must notify the Exchange within twenty minutes of the execution. With few exceptions, the Exchange will not grant relief unless notification is made within the prescribed time periods.

Customers must notify the Exchange within 20 minutes of the trade if they believe an execution was part of an obvious error. They have until 4:30 PM Eastern time to notify the Exchange of possible obvious errors on the opening auction.

If it is determined that an Obvious Error has occurred, the Exchange shall promptly notify both parties to the trade. When each party to the transaction is a Market Maker, the execution price of the transaction will be adjusted by the Exchange to the prices described below unless both parties agree to adjust the transaction to a different price or agree to bust the trade within ten minutes of being notified by the Exchange of the Obvious Error.

Erroneous buy transactions will be adjusted to their Theoretical Price plus $.15 if the Theoretical Price is under $3 and plus $.30 if the Theoretical Price is at or above $3.
Erroneous sell transactions will be adjusted to their Theoretical Price minus $.15 if the Theoretical Price is under $3 and minus $.30 if the Theoretical Price is at or above $3.
When at least one party to the transaction is not a Market Maker, the trade will be busted unless both parties agree to an adjustment price for the transaction within thirty minutes of being notified by the Exchange of the Obvious Error.

Review Procedures – Parties to obvious errors may request that the Obvious Error Panel ("OE Panel") review decisions made by the Exchange including whether an obvious error occurred and whether the correct action was implemented. The OE Panel will be comprised of the NYSE MKT LLC Chief Regulatory Officer ("CRO"), or a designee, and a representative from two (2) different ATP Firms. One representative on the OE Panel will be from a Market Maker Firm and one representative will be from a public customer order sending Firm. The OE Panel may overturn or modify an action taken by the Exchange under this Rule and all determinations shall constitute final action. If the OE Panel votes to uphold the decision the Exchange will assess a $500.00 fee against the party or parties who initiated the request for appeal.

6 Order Types

NYSE Amex Options unique order types

Order Type	Descriptions
NOW	A Market or Limit Order that is to be immediately executed in whole or in part on NYSE Amex Options while any unexecuted portion will be routed to other exchanges for immediate execution. Any portion not immediately executed by the other exchange shall be cancelled. NOW orders never rest on the book. If a NOW Order is not marketable on any exchange when it is submitted to NYSE Amex Options, it will be cancelled. Similar to an Immediate or Cancel (IOC), a NOW order will not only trade against available volume at a price on NYSE Amex Options, but has the added benefit of also immediately routing to access all available liquidity on any exchange prior to cancelling. Users access all available volume across all exchanges at your price on an immediate or cancel basis.
Post No Preference (PNP)	A Limit Order that is to be executed in whole or in part on NYSE Amex Options with no possibility of exposure to routing away from NYSE Amex Options. Any portion not executed is posted in the NYSE Amex Options Book unless another exchange is at a better price.. PNP Orders that would lock or cross the National Best Bid and Offer (NBBO) will be cancelled. PNP orders are most commonly used in Post/Take pricing issues, giving users greater control in achieving or maintaining eligibility for the posting credit.
Reserve	A Limit Order with a portion of the size displayed and with a reserve portion of the size that is not displayed on NYSE Amex Options. This allows users to maintain a presence in the market without repeatedly entering orders, allowing them to incrementally work large orders on a completely electronic basis.

Industry standard order types

All or None (AON)	A Limit Order that is to be executed in its entirety or not at all. Non-marketable AON orders will rest in the working book but not be displayed. AON orders will not route to other exchanges.

Day Order	An order to buy or sell which, if not executed, expires at the end of the day on which it was entered. All orders by their terms are Day Orders unless otherwise specified.
Fill or Kill (FOK)	A Market or Limit Order that is to be executed in its entirety on NYSE Amex Options as soon as the order is received, and if not so executed is to be cancelled. FOK orders will not route to other exchanges.
Good till Cancelled Order (GTC)	An order to buy or sell that remains in force until the order is filled, cancelled or the option contract expires. GTC Orders will be cancelled in the event of a corporate action that results in an adjustment to the terms of the option contract.
Immediate or Cancel (IOC)	A Market or Limit Order immediately executed, in whole or part on NYSE Amex Options, with the unexecuted amount cancelled. IOC orders are not routed to other exchanges.
Limit	Limit Orders that cannot be filled in their entirety at the NBBO on NYSE Amex Options will be routed to other exchanges. Any unfilled portion of the order will not be routed to the next best price level until all quotes at the current best bid or offer are exhausted. If the order is no longer marketable it will be ranked in the NYSE Amex Options Book.
Market	An order to buy or sell a stated number of contracts that is to be executed at the best price obtainable when the order reaches NYSE Amex Options. If the order cannot achieve the NBBO on NYSE Amex Options, it will be routed to other exchanges.
Stop	A Stop Order becomes an active Market Order when the stop price is reached. A Stop Order to buy is triggered when the option is 1) bid on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or above the specified stop price. A Stop Order to sell is activated when the option is 1) offered on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or below the specified stop price. Order execution is fully automated.
Stop Limit	A Stop Limit Order becomes an active Limit Order when the stop price is reached. A Stop Limit Order to buy is triggered when the option is 1) bid on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or above the specified stop limit price. A Stop Limit Order to sell is activated when the option is 1) offered on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or below the specified stop limit price. Order execution is fully automated. If the active limit order is not marketable it will post in the NYSE Amex Options Book.

7 Amex Trading Permits

Description

Trading rights are granted through Amex Trading Permits (ATPs); market participants are not required to purchase or lease seats. These permits entitle holders of ATPs to trade options on the options trading facilities of the Exchange, including the electronic platform and the physical trading floor. The NYSE Amex Options platform provides for of the following Market Participants: Specialists, Market Makers, Authorized Traders and Order Flow Providers.

Market Makers

A Market Maker is an ATP Holder or ATP Firm registered with the Exchange for the purpose of submitting quotes electronically and making transactions as a dealer-specialist. Market Makers can operate on or off the Exchange trading floor.

> Floor Market Maker. A Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.
>
> Remote Market Maker. A Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Rule 920NY.

Specialists

Specialists ("Specialists") are approved by the Exchange for acting in such capacity. Specialists quoting obligations are more stringent than Market Makers and they receive participation guarantees in some cases. Specialists can operate on or off the Exchange trading floor and perform Floor Broker functions if specific requirements are met. Any ATP Holder/Firm registered as a Market Maker may apply to become a Specialist. Specialists must maintain specified cash or liquid assets based upon the number of issues traded.

Market Maker Authorized Traders

Market Maker Authorized Traders (MMATs) shall be an individual ATP Holder or officer, partner, employee or associated person of the ATP firm authorized to enter quotes and orders on the Exchange for the account of a registered Market Maker firm. MMATs must register with the Exchange and pass the appropriate Market Maker exam.

Order Flow Providers

If your firm currently enters option orders on the Exchange, no additional ATPs or changes are required. Current ETP Holders on the NYSE Amex Options equity platform that want to start trading options must either acquire an ATP or become a "Sponsored Participant" by entering into a agreement with an approved ATP Holder ("Sponsoring ATP"). Sponsoring ATP Holders are broker-dealers that have been designated by a Sponsored Participant to execute, clear and settle transactions on NYSE Amex Options on their behalf. Authorized Traders (ATs) are individuals designated by the ATP Holders and/or Sponsored Participants to enter orders on their behalf.

NYSE Amex Options

I, _________________________, confirm that I reviewed and that I understand the policies and procedures set forth in the NYSE Amex Options Floor Broker study materials.

____
Name

____
CRD Number

____
Firm

____
Date

NYSE Amex Options

Market Maker and Specialist Orientation Manual

1 Market Making

Appointment of Market Makers

Market Makers may select from among any option issues traded on the Exchange for inclusion in their electronic Appointment, subject to the approval of the Exchange. In considering the approval of the Appointment of a Market Maker, the Exchange will consider financial resources, experience, and past performance in making markets and operational capability. The Exchange may appoint an unlimited number of Market Makers in each class. The Exchange reserves the right to limit the number of Market Makers appointed to a particular option class due to system constraints.

The number of issues a Market Maker or Specialist can trade is determined by the number of Amex Trading Permits (ATPs) acquired.

ATPs	Issues
1	100
2	250
3	750
4	All issues

Market Makers may change the option issues that are included in their Appointment periodically, subject to the approval of the Exchange. The ATP Holder has full discretion in distributing issues among its Authorized Traders and Market Makers. However, Market Makers and Specialists registered on the same ATP are not allowed to trade the same issue simultaneously.

Market Makers may withdraw from trading an option issue that is within their Appointment by providing the Exchange with a three business day written notice of such withdrawal. Market Makers who fail to give an advance written notice of withdrawal to the Exchange may be subject to disciplinary action.

Quoting Obligations

Within Market Maker Appointment

All Market Makers must contribute to the maintenance of a fair and orderly market. Market Makers must honor the number of contracts entered into the system in all series of options classes within their Appointment. Any change to a quote (including reduction of volume) causes the quote to lose priority.

The minimum size is one contract. Neither Specialists nor MMs are required to quote on the Opening Auction.

Specialists

Specialists must provide continuous two-sided quotes 90% of the time during which the Exchange is open for trading in each of their appointed issues. These obligations will apply to all of the Specialist's appointed issues collectively, rather than on an issue-by-issue basis. Compliance with this obligation will be determined on a monthly basis. The Exchange will not consider the duration of any periods where a technical failure on the part of the Exchange prevents the Specialist from providing continuous quotations. Also, the Exchange retains the discretion to consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

Market Makers

Market Makers must provide continuous two-sided quotations 60% of all times during which the Exchange is open in each of their appointed issues. These obligations are applied collectively to all series for each issue in the Market Maker's Appointment. Although Market Makers are not required to quote in each series, the amount of time a Market Maker provides quotes in all series will be aggregated to determine compliance with the quoting obligation requirement. Additionally, compliance with the 60% quoting obligation is measured on a monthly basis.

A Market Maker may be called upon by a Trading Official to submit a single quote or maintain continuous quotes in one or more series of an option issue within its Appointment whenever it is deemed that it is necessary to do so in the interest of maintaining a fair and orderly market.

Directed Order Market Makers

A Directed Order Market Maker must provide continuous two-sided quotations throughout the trading day in issues for which it receives Directed Orders for 90% of the time the Exchange is open for trading in each issue. Such quotations must meet the legal quote width requirements as shown below. These obligations will apply collectively to all series in all of the issues for which the Directed Order Market Maker receives Directed Orders, rather than on an issue-by-issue basis. Compliance with this obligation will be determined on a monthly basis.

Quote Width

With the exception of the Opening Auction, the spread differential (difference between the bid and offer) of Specialist and Market Maker quotes may not exceed $5. During the Opening Auction, spread differentials shall be as follows:

Bid Price	Maximum Range
0 to $1.99	$0.25
$2.00 to $5.00	$0.40
$5.01 – $10.00	$0.50
$10.01 – $20.00	$0.80
$20.01 or greater	$1.00

Quote Mitigation

NYSE Amex Options' quote mitigation policy is based on the premise that quotes in inactive series are less valuable than those in active series. Active options series are defined as the following:

- the series has traded on any options exchange in the previous 14 calendar days; or,
- the series is solely listed on NYSE Amex Options; or
- the series has been trading 10 days or less; or
- the Exchange has an order in the series

Series that fall outside of these categories are deemed inactive, and the Exchange does not disseminate quotes to OPRA. If the series trades on any exchange or if NYSE Amex Options receives an order or request for a quote, then the series is activated and quote dissemination is resumed. This policy applies to all issues listed on the Exchange.

Trading Obligations

At least 75% of the trading activity of a Specialist and/or a Market Maker (measured in terms of contract volume per quarter) must be in classes within the Market Maker's Appointment.

Market Makers and Specialists cannot stream quotes in issues outside their Appointment. Market Makers who wish to trade outside their Appointment may do so by entering an order. Market Makers should consult their Clearing Firm for information related to margin treatment of orders vs. quotes.

When trading in issues outside their Appointment, Market Makers should not engage in transactions for an account in which they have an interest that are disproportionate in relation to, or in derogation of, the performance of their obligations with respect to the classes in their Appointment. Additionally,

Market Makers should not individually (or as a group) intentionally or unintentionally, dominate the market in option contracts of a particular class.

Specialist Guarantees

Specialists will be entitled to 40% of the balance of any non-directed order after Customer bids and offers in the Consolidated Book have been satisfied. Specialists will be entitled to their 40% participation on "open outcry" trades provided they have vocally responded to a Floor Broker's call for a market, and have responded with a price that is the best bid or offer. . Specialist participation may be greater than 40% as a result of successful competition by means of "open outcry."

Market Maker Risk Limitation (MMRL)

NYSE Amex Options will maintain a "trade counter" for each Market Maker in each class within the Market Maker's Primary Appointment. The trade counter will be incremented by one every time the Market Maker executes a trade on any series in the appointed class. The MMRL is configurable by the Market Maker and will be activated when the trade counter has reached "n" executions within one second. This counter applies to trades against Market Maker quotes only; it does not apply to trades against Market Maker orders. The minimum setting is 5 executions per second and the maximum is 100. The Exchange will automatically default the "n" setting to 50 executions per second if the Market Maker does not submit a setting.

When the threshold is met, the trading engine will automatically cancel all quotes posted by the Market Maker in that class by generating a "bulk cancel" message. The bulk cancel message will be processed in time priority with any other quote or order message received by NYSE Amex Options. Any orders or quotes that are matched with the Market Maker's quote and were received by the system prior to the receipt of the bulk cancel message will be executed. Orders or quotes received by NYSE Amex Options after receipt of the bulk cancel message will not be executed against the Market Maker. Once the MMRL has been activated for an option class, any bulk quote messages sent by the Market Maker on that class will be rejected until the Market Maker submits a system message to enable new quotes.

In the event that there are no Market Makers quoting in the issue, the best bids and offers of orders residing in the Book will be disseminated as the BBO. If there are no Market Maker quotes and no orders in the book, the Exchange will disseminate a bid of zero and an offer of zero.

Inter-Market Linkage/Private Routing

The U.S. Options Exchanges are linked together on a real-time basis through a network capable of transporting certain orders to and from each Exchange. The network, known as Linkage, is a centralized order routing hub operated by the Options Clearing Corporation ("OCC") on behalf of the Exchanges. Linkage was designed to provide a mechanism to reach the NBBO price on behalf of Customer orders when the price was only available at an away market.

The NYSE Amex Options trading system will automatically route orders to other Exchanges if the NBBO is not available on NYSE Amex Options. Unlike other markets, however, NYSE Amex Options primarily uses private routing brokers to route orders to other Market Centers based on preset parameters in its automated routing algorithm. This allows NYSE Amex Options to route regardless of order capacity (Customer, Firm, Customer Broker/Dealer, Market Maker).

Consistent with the Options Linkage Plan, locked and crossed markets are to be avoided. If a Market Maker's quote should lock or cross another market center's quote, the MM should either (a) promptly unlock or uncross the market, or (b) cause an order to be sent to the away exchange in order to move the market. This may be done through a MM's own order entry system directly to the away market, or by submitting an order to NYSE Amex Options to route to any markets at the NBBO. A NOW order submitted to NYSE Amex Options will route to any markets at the NBBO, but will not rest in the NYSE Amex Options book if not filled.

2 Trade Allocation

Display, Priority, and Order Allocation – Electronic Trading

The NYSE Amex Options System shall display to Users all non-marketable limit orders in the Display Order Process, unless indicated otherwise. The System also will disseminate current consolidated quotations/last sale information, and such other market information as may be made available from time to time pursuant to agreement between the Exchange and other Market Centers, consistent with the Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information.

Priority and Allocation Procedures for Orders and Quotes

Orders and quotes are allocated according to the following order of priority:

(1) Price Priority. The highest bid has priority over all other bids; and the lowest offer has priority over all other offers.

(2) Multiple bids or offers at the same price. Multiple bids and offers at the same price are afforded priority based on account type and other principles, as set forth below:

(A) Customer Orders. Bids and offers in the Consolidated Book for Customer accounts, including the displayed portion of Customer Reserve Orders, have first priority over other bids or offers at the same price. If there is more than one highest bid for a Customer account or more than one lowest offer for a Customer account, then such bids or offers, respectively, will be ranked based on time priority.

(B) Directed Order Market Maker Guaranteed Participation. Bids and offers in the Consolidated Book for the account of a Directed Order Market Maker have second priority for Directed Orders if the Directed Order Market Maker is eligible to receive guaranteed participation on such bid or offer pursuant to Rule 964.1NY.

(i) Directed Order Market Makers will not receive any guaranteed participation on an inbound order if their bids or offers are not at the NBBO.

(ii) A Directed Order Market Maker's guaranteed participation is expressed as a percentage of the remaining quantity after all Customer orders, if any, have first been executed, and shall be 40% or such lower number as may be determined by the Exchange.

(iii) Directed Order Market Maker will be allocated a number of contracts equal to the greater of the guaranteed participation or their "size pro rata" allocation as provided below, but in either case, no greater than the size of the Directed Order Market Maker's disseminated size.

(C) Specialist Pool Guaranteed Participation. Bids and Offers in the Consolidated Book for the account of participants in the Specialist Pool have third priority if the Specialist Pool is eligible to receive guaranteed participation on such bid or offer pursuant to Rule 964.2NY. The Specialist Pool will not receive a guaranteed allocation if a Directed Order Market Maker has received a guaranteed allocation. If a Directed Order Market Maker has received a guaranteed allocation, the bids and offers of the Specialist Pool will be included in the "size pro rata pool" below.

(i) The Specialist Pool guaranteed participation will not receive any portion of an inbound order if their bids or offers are not at the NBBO.

(ii) The Specialist Pool's guaranteed participation is expressed as a percentage of the remaining quantity after all Customer orders, if any, have first been executed, and shall be 40% or such lower number as may be determined by the Exchange.

(iii) Specialist Pool will be allocated a number of contracts equal to the greater of the guaranteed participation or their "size pro rata" allocation as provided below, but in either case, no greater than the size of the Specialist Pool's disseminated size.

(iv) For all orders of five (5) contracts or fewer, the Specialist Pool will be allocated the balance after any allocation to Customers, provided the Specialist Pool is quoting at the NBBO, and the order was not originally allocated to a Directed Order Market Maker. The participants in the Specialist Pool will be allocated orders of five contracts or less on a rotating basis, provided the participant's quoted size is equal to or greater than the size of the allocation.

(D) Non-Customer Orders and Quotes with Size. Orders and Quotes with Size in the Consolidated Book for the accounts of non-Customers have next priority. If there is more than one highest bid or more than one lowest offer in the Consolidated Book for the account of a non-Customer, then such bids or offers will be afforded priority on a "size pro rata" basis, and will comprise the "size pro rata pool".

(E) Orders in the Working Order File, if eligible for execution, have next priority; however, orders in the Working Order File do not have any priority or standing until they are eligible for execution and/or display.

(F) Tracking Orders have last priority and will interact with incoming orders when certain conditions are met, but will never become part of the Display Order Process.

(3) Size Pro Rata Allocation

Orders subject to allocation on a "size pro rata" basis will be allocated based on the following formula:

$$\frac{\text{(Size or Order to be Allocated)}}{\text{(Aggregated Quote Size)}} \times \text{(Participant's Quote Size)} = \text{Size Pro Rata Allocation}$$

For example:

200 contracts to be allocated among three Market Makers quoting with the following sizes:

MM1	100
MM2	200
MM3	500
Aggregated Quote Size	800

MM1 receives (200/800) × (100) = 25 contracts

MM2 receives (200/800) × (200) = 50 contracts

MM3 receives (200/800) × (500) = 125 contracts

The pro rata share allocated to each participant in the pool will be rounded down to a whole number, if applicable. If there are residual contracts to be filled after the pro rata calculation has been completed, such contracts will be allocated, with no more than one contract per participant, in the following sequence:

(i) The participant in the pool who has the largest fractional amount (based on the pro rata calculation) will receive the first contract, and each successive contract (if any) will be allocated to each subsequent participant who has the next largest fractional share.

(ii) If the last residual contracts are to be allocated between two or more participants with the same fractional amount and initial quote size, then the participant with the first time priority in the pro rata pool will be allocated the next contract. Each successive contract (if any) will be allocated in the same manner.

Size Pro Rate Allocations – Open Outcry Trading

If the ATP Holders of the trading crowd provide a collective response to an ATP Holder's request for a market in order to fill a large order, pursuant to Rule 925NY, then:

(i) if the size of the trading crowd's market, in the aggregate, is less than or equal to the size of the order to be filled, the ATP Holders of the trading crowd will each receive a share of the order that is equal to the size of their respective bids or offers; and

(ii) if the size of the trading crowd's market exceeds the size of the order to be filled, that order will be allocated on a size pro rata basis, with the ATP Holders of the trading crowd each receiving, to the extent practicable, the percentage of the order that is the ratio of the size of their respective bids or offers to the total size of all bids or offers. Specifically, in such circumstances, the size of the order to be allocated is multiplied by the size of an individual market participant's quote divided by the aggregate size of all market participants' quotes.

For example, assume there are 200 contracts to be allocated, Market Maker #1 is bidding for 100, Market Maker #2 is bidding for 200 and Market Maker #3 is bidding for 500. Under the "size pro rata" allocation formula, Market Maker #1 will be allocated 25 contracts (200 × 100 ÷ 800); Market Maker #2 will be allocated 50 contracts (200 × 200 ÷ 800); and Market Maker #3 will be allocated 125 contracts (200 × 500 ÷ 800).

Specialist Participation in the Display Order Process

Bids and Offers of Specialists and e-Specialists quoting at the NBBO shall participate in the Specialist Pool participation entitlement on a size pro rata basis. The Specialist's size pro-rata participation in the Specialist Pool will receive additional weighting, as determined by the Exchange, and announced via Regulatory Bulletin, but in no case greater than 66 2/3% if there is only on e-specialist, and no more than 50% if there are two or more e-Specialists.

For all orders of five (5) contracts or fewer, the Specialist Pool will be allocated the balance after any allocation to Customers, provided the Specialist Pool is quoting at the NBBO, and the order was not originally allocated to a Directed Order Market Maker. The participants in the Specialist Pool will be allocated orders of five contracts or less on a rotating basis, provided the participant's quoted size is equal to or greater than the size of the allocation.

Executions

This section addresses situations in which orders or Quotes with Size are executed through NYSE Amex Options System.

An inbound order that is marketable will be immediately executed against bids and offers in the Consolidated Book, provided the execution price is at the NBBO.

An inbound order will be either fully or partially executed as follows:

(A) the inbound order will first be matched against all available displayed Customer interest in the Consolidated Book, including the displayed portion of Customer Reserve Orders;

(B) the inbound order, if not entirely filled, will then satisfy any available interest based on Directed Order Market Maker or Specialist Pool guaranteed participation pursuant to Rule 964NY(a);

(C) the inbound order, if not entirely filled, will then match, on a size pro rata basis, with the interest of the Market Makers, Firms and Non-ATP Holder Market Makers in the Consolidated Book; and

(D) The inbound order, if not entirely filled, shall be matched for execution against orders in the Working Order File in the order of their ranking, at the price of the displayed portion (for Reserve Orders) or at the limit price in the case of other order types, for the total amount of option contracts available at that price or for the size of the incoming bid or offer, whichever is smaller.

(E) the balance of the order, if any, will then be either:

(i) executed at the next available price level based on split-price execution, as provided in subsection below or

(ii) if the order locks or crosses the NBBO, it will be matched against any available Tracking Order, prior to being routed, or

(iii) if the order locks or crosses the NBBO, it will be routed via routing broker or the intermarket linkage to the away market(s) displaying the National Best Bid or Offer Price. The order will be routed according to a proprietary algorithm. The order will be routed, either in its entirety or as component orders, to another Market Center(s) as a Limit Order equal to the price and up to the size of the quote published by the Market Center(s). The remaining portion of the order, if any, will be ranked and displayed in the Consolidated Book in accordance with the terms of such order and such order shall be eligible for execution pursuant to Rule 964NY. A marketable Reserve Order may be routed serially as component orders, such that each component corresponds to the display size of the Reserve Order.

If neither of the conditions specified in subsections (i) or (ii) apply, and the order is no longer marketable, or, if an order has been designated as an order type that is not eligible to be routed away, the order either will be placed in the Consolidated Book or cancelled if such order would lock or cross the NBBO.

Where an order or portion of an order is routed away and is not executed either in whole or in part at the other Market Center, upon its return the order shall be ranked and displayed in the Consolidated Book in accordance with the terms of such order. The order will not have time standing relative to other orders received from Users at the same price while it was outside the System.

Split Price Executions

An inbound electronic order will receive an execution at multiple prices if there is some, but insufficient, trading interest at a price and the remainder of the order can be filled at one (or more) other prices based on available trading interest in the Consolidated Book. Orders will not be executed at a price that trades through another market. Executions at prices beyond the initial execution prices will match the inbound order:

(1) first, against Customer Orders in the Consolidated Book at the price level according to entry time.

(2) second, against the interest of the Market Makers, Firms and Non-ATP Holder Market Makers in the Consolidated Book, on a size pro rata basis.

(3) third, if the order now locks the NBBO, against any eligible Tracking Orders.

The balance of the order, if any, will be represented in the Consolidated Book, provided that if such order locks or crosses the NBBO, then the order will be routed via private routing broker or the

Intermarket Linkage to the away market(s) displaying the National Best Bid or Offer Price. If Exchange Rules or the order instructions do not permit routing the order will be cancelled.

Orders Executed Manually

Floor Brokers manually representing orders in the trading crowd must comply with the order execution and priority principles set forth in Rule 963NY and, in addition, with the following provisions establishing priority for bids and offers by account type:

(1) Customer orders in the Consolidated Book have first priority. Multiple Customer orders at the same price are ranked based on time priority.

(2) Bids and offers of the ATP Holders of the trading crowd have second priority. These bids and offers include those made by Market Makers and Floor Brokers (on behalf of orders they are representing).

(3) Bids and Offers of broker-dealers (including Quotes with Size and orders of Market Makers) in the Consolidated Book have third priority. Multiple bids and offers of broker-dealers will be executed on a size pro rata basis pursuant to Rule 964NY.

Locked or Crossed Markets

Internally locked or crossed quotes trade immediately with orders or other quotes on NYSE Amex Options when executions are possible. The system will not delay or prevent Market Maker quotes from trading with orders or other Market Maker quotes. NYSE Amex Options posts and disseminates quotes that lock or cross the quotes of other options exchanges. Individual market makers are responsible for taking appropriate actions to avoid locking or crossing other exchange's markets as required by Intermarket Linkage rules.

Open Outcry Floor-Based Crossing

Five manual crossing scenarios are available: Customer-to-Customer, Non Facilitation Regular, Facilitation, At-Risk, and Solicitation. All scenarios require that any Agency Order is executed at a price equal to or better than the NBBO, and the Floor Broker may not trade through any orders on the Book.

(a) Customer-to-Customer Cross

A Floor Broker who holds a Customer order to buy and a Customer order to sell the same option contract may cross such orders, provided that the Floor Broker proceeds in the following manner:

(1) the Floor Broker must request bids and offers for the option series involved and make the Trading Crowd and the Trading Official aware of the request for the market via open outcry.

(2) After providing an opportunity for such bids and offers to be made, the Floor Broker must bid above the highest bid in the crowd, and offer below the lowest offer in the crowd.

(3) The Floor Broker may cross the orders at such higher bid and lower offer by announcing by open outcry that he is crossing orders on behalf of Customers, and giving the quantity and price, provided, however, that

(A) the execution price must be equal to or better than the NBBO.

(B) the Floor Broker may not trade through any bids or offers in the Consolidated Book that are priced better than the proposed execution price. If there are bids or offers on the Consolidated Book better than the proposed execution price, or Customer Orders in the Consolidated Book priced at the proposed execution price, the Floor Broker must trade against such bids or offers in the Consolidated Book. Once such bids or offers in the Consolidated Book are satisfied, the Floor Broker may cross the balance of the orders, if any, to be crossed. The orders will be cancelled or posted in the Book if an execution would take place at a price that is inferior to the NBBO.

(C) the Floor Broker may cross the orders at split prices provided all provisions of Rule 963NY(f) are met.

(b) *Non-Facilitation (Regular Way) Crosses.*

A Floor Broker who holds a Customer order and another order on the contra side of the Customer in the same option contract may cross such orders, provided that the Floor Broker proceeds in the following manner:

(1) The Floor Broker must request bids and offers for the option series involved and make the trading crowd and the Trading Official aware of the request for a market via open outcry.

(2) After providing an opportunity for such bids and offers to be made, the Floor Broker must expose the Customer order by bidding above the highest bid in the crowd, or offering below the lowest offer in the crowd, by at least the MPV.

(3) If such higher bid or lower offer is not taken by members of the trading crowd, the Floor Broker may cross the orders (or any part remaining unexecuted) at such higher bid or lower offer by announcing by open outcry that he is crossing the orders and giving the quantity and price; provided, however that (A) the execution price must be equal to or better than the NBBO, and (B) the Floor Broker may not trade through any bids or offers on the Consolidated Book that are priced better than the proposed execution price. If there are bids or offers in the Consolidated Book better than the proposed execution price, or Customer Orders in the Consolidated Book priced at the proposed execution price, the Floor Broker must trade against such bids or offers in the Consolidated Book. Once bids or offers in the Book are satisfied, the Floor Broker may cross the balance of the orders, if any, to be crossed. The orders will be cancelled or posted in the Book if an execution would take place at a price that is inferior to the NBBO.

Facilitation Cross Transactions

A Floor Broker who holds both an order for a Customer of an ATP Holder and a facilitation order may cross such orders if:

(1) the ATP Holder discloses on its order ticket for the Customer order which is subject to facilitation, all the terms of such order, including, if applicable, any contingency involving other options, underlying securities, or related securities; and

(2) the Floor Broker requests bids and offers for the option series subject to facilitation, then discloses the Customer order and any contingency respecting such order which is subject to facilitation and identifies the order as being subject to facilitation; and

(3) after providing an opportunity for such bids and offers to be made, the Floor Broker, on behalf of the Customer whose order is subject to facilitation establishes priority by, either bidding or offering at or between the best bid or offer in the market consistent with the Exchange's Customer priority rules. After all other market participants are given an opportunity to accept the bid or offer made on behalf of the Customer whose order is subject to facilitation, the Floor Broker may cross all or any remaining part of such order and the facilitation order at such Customer's bid or offer by announcing in public outcry that (s)he is crossing such orders stating the quantity and price(s).

(4)

(A) notwithstanding paragraph (3) above, an ATP Holder seeking to facilitate its own Customer's option order for the eligible order size will be permitted to participate in the firm's proprietary account as the contra-side of that order to the extent of 40% of the contracts remaining after filling Customers, provided the order trades at or between the best bid or offer given by the trading crowd in response to the Floor Broker's request for a market.

If, however, a Customer order on the Consolidated book or represented in the trading crowd has priority over the facilitation order, the ATP Holder may participate in only those contracts remaining after the Customer's order has been filled.

(B) the eligible order size shall be 50 contracts or larger.

(C) If a trade pursuant to this Rule occurs at the Specialist's vocalized bid or offer in its appointed class, then the Specialist's guaranteed participation shall apply only to the number of contracts remaining after all those Customer orders which trade ahead of the cross transaction and the number of contracts crossed have been satisfied. The Specialist's guaranteed participation will be a percentage that when combined with the percentage the originating firm crossed, does not exceed 40% of the order.

(D) nothing in this subparagraph (4) is intended to prohibit an ATP Holder or Specialist from trading more than their guaranteed participation allocations if the other members of the trading crowd choose not to trade the remaining portion of the order.

When accepting a bid or offer made on behalf of a Customer whose order is subject to facilitation, all contingencies of the Customer order must be satisfied. Once the bid or offer has been made on behalf of the Customer whose order is subject to facilitation or crossing, such Customer order has precedence over any other bid or offer in the crowd to trade immediately with the facilitation order.

At-Risk Cross Transactions

In the case of equity options, a Floor Broker holding an order for a Customer on behalf of an ATP Holder and a contra-side order for that same ATP Holder may facilitate the Customer order in accordance with Rule 934.1NY or may execute such orders as an at-risk cross in the following manner:

(i) the eligible order size shall not be less than fifty (50) contracts.

(ii) the ATP Holder discloses on its order ticket for the Customer order which is subject to the cross, all the terms of such order, including, if applicable, any contingency involving other options, underlying securities, or related securities.

(iii) the Floor Broker requests bids and offers from the trading crowd for the execution of all options components of the order.

(iv) in response to the quoted market from the trading crowd, the Floor Broker on behalf of the ATP Holder must first represent the Customer order to the trading crowd as Customer providing the side, size and a price of the order, giving the Customer an opportunity for price improvement.

(v) once the trading crowd has provided a quote in response to the Customer order, it will remain in effect until: (i) a reasonable amount of time has passed, (ii) there is a significant change in the price of the underlying security or (iii) the market given in response to the request has been improved. In the case of a dispute, the term "significant change" will be interpreted on a case-by-case basis by Trading Officials based upon the extent of the recent trading in the option and in the underlying security, and any other relevant factors.

(vi) in response to the trading crowd's quoted market, the Floor Broker may on behalf of the ATP Holder improve the quoted market establishing priority or facilitate the order pursuant to Rule 934.1NY.

(vii) the Floor Broker may then attempt to consummate a cross transaction at risk to the market by bidding/offering on behalf of the ATP Holder at one minimum price variation (MPV) away from the Customer order, providing the Customer order the opportunity for price improvement.

If a Customer order has established priority over the at-risk cross, the ATP Holder may participate in those contracts remaining after the Customer's order has been filled.

Once a cross transaction has occurred, the order cannot be broken up by a subsequent superior bid or offer by the trading crowd.

Solicitation Crosses

A Floor Broker representing an order in options ("originating order") may solicit another ATP Holder or non-member broker dealer outside the trading crowd ("solicited party") to participate in the transaction on a proprietary basis provided the Floor Broker, upon entering the trading crowd to execute the transaction, announces to the trading crowd the same terms and conditions about the originating order as disclosed to the solicited party and bids at the price he is prepared to buy from the solicited party or offers at the price he is prepared to sell to the solicited party.

After all other market participants are given a reasonable opportunity to accept the bid or offer, the solicited party may accept all or any remaining part of such order or the Floor Broker may cross all or any remaining part of the originating order with the solicited party at such bid or offer by announcing that the Floor Broker is crossing the orders stating the quantity and price. Non-solicited market participants and Floor Brokers holding non-solicited discretionary orders in the trading crowd will have priority over the solicited party or the solicited order to trade with the original order at the best bid of offer price subject to the precedence rules set forth in Rule 963NY.

A Floor Broker seeking to cross a Customer order with a solicited order which improves the quoted market will be permitted to cross the solicited order against the Customer order to the extent of 40% of the contracts remaining after filling Customers, provided the eligible order size for the solicited order is not less than fifty (50) contracts.

All orders subject to solicitation pursuant to this Commentary, and all tickets reflecting orders solicited pursuant to this Commentary, must be marked as specified by the Exchange. For purposes of this Rule, the term "broker/dealer" includes foreign broker/dealers.

When accepting a bid or offer made on behalf of a Customer whose order is subject to crossing against the solicited order, all contingencies of the Customer order must be satisfied. Once the bid or offer has been made on behalf of the Customer whose order is subject to crossing, such Customer order has precedence over any other bid or offer in the crowd to trade immediately with the solicited order.

3 Opening Auction

Description

At 3:30 a.m. Eastern Time, the system will begin accepting quotes and orders for inclusion in the Opening Auction process. The Opening Auction is a process whereby trading is initiated in each series. Contingency Orders (other than "On- Auction" orders) will not participate in the Auction Process. Any eligible open orders residing in the Book from the previous trading session (GTC's) will be included in the Opening Auction. After the primary market for the underlying security disseminates the opening trade and a logical bid/ask market, the related option series will be opened automatically based on the following:

1. Time is equal to or greater than 9:30 a.m. Eastern Time.
2. At least one legal width NYSE Amex Options Market Maker quote that has made a round trip to OPRA or a legal-width away exchange market quote is present and includes an offer.

Once these requirements have been met, the system will determine the price at which a particular option series will be opened.

To determine the opening price in a series, upon receipt of the first consolidated trade of the underlying security, the system will check for an OPRA NBBO market or an NYSE Amex Options BBO. If OPRA NBBO market is present, NYSE Amex Options will base the opening auction price on the better of the OPRA NBBO market or the internal NYSE Amex Options BBO. NYSE Amex Options will generate an opening trade if possible or open a series on the quoted market. NYSE Amex Options then will send the BBO quote to OPRA.

The opening price is determined as the price at which the most volume can be traded, within the auction parameter. The auction will occur at a single price.

1. The opening prices must be within a configurable parameter based on:
   The Best Bid (MM quotes only) or National Best Bid
   The Best Offer (MM quotes only) or National Best Offer
2. In the case of crossed markets on NYSE Amex Options and no OPRA, parameter to either side of *the inverted market* will be used. e.g. 1.20 - 1.00 yields parameter based on 1.20 for buy imbalances and 1.00 for sell imbalances. If no auction occurs, no opening trade will be reported to OPRA.

For cases when no buy or sell imbalance exists, the opening price of a series will be the price at which the greatest number of contracts will trade at or nearest to the midpoint of the initial NBBO disseminated by OPRA, if any, or the midpoint of the best quoted bids and offers in the Book. The same process will be followed to reopen an option class after a trading halt.

In cases where a buy or sell imbalance exists, the auction will take place on the auction parameter bid (sell imbalances) or the auction parameter offer (buy imbalances). Orders in the Book that were not executed during the Auction Process will be eligible for the Core Trading Session immediately after the conclusion of the Auction Process.

Unmatched orders and Marker Maker quotes that are marketable against the initial NBBO ("auction imbalance") will "sweep" through the Book with collar protection in place to prevent executions based on wide quotes and be executed pro rata if marketable against quotes or orders resting on the NYSE Amex Options consolidated book. If the best price is at an away Market Center(s), orders will be routed away in price time priority to the relevant Market Center(s).

4 Obvious Errors

Description

The Exchange shall either bust a transaction or adjust the execution price of a transaction that results from an Obvious Error, as defined herein. An Obvious Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2	.25
$2 to $5	.40
Above $5 to $10	.50
Above $10 to $20	.80
Above $20	1.00

The Theoretical Price of an option is determined as follows:

(A) if the series is traded on at least one other options exchange, the last bid price with respect to an erroneous sell transaction and the last offer price with respect to an erroneous buy transaction, just prior to the trade, disseminated by the competing options exchange that has the most liquidity in that option; or
(B) if there are not quotes for comparison purposes, as determined by designated personnel of the Exchange.

If a Market Maker believes that it participated in a transaction that was the result of an Obvious Error, it must notify the Exchange within five minutes of the execution. If an ATP Holder or ATP Firm not serving as a Market Maker believes that an order it executed on the Exchange was the result of an Obvious Error, it must notify the Exchange within twenty minutes of the execution. With few exceptions, the Exchange will not grant relief unless notification is made within the prescribed time periods.

Customers must notify the Exchange within 20 minutes of the trade if they believe an execution was part of an obvious error. They have until 4:30 PM Eastern time to notify the Exchange of possible obvious errors on the opening auction.

If it is determined that an Obvious Error has occurred, the Exchange shall promptly notify both parties to the trade. When each party to the transaction is a Market Maker, the execution price of the transaction will be adjusted by the Exchange to the prices described below unless both parties agree to adjust the transaction to a different price or agree to bust the trade within ten minutes of being notified by the Exchange of the Obvious Error.

Erroneous buy transactions will be adjusted to their Theoretical Price plus $.15 if the Theoretical Price is under $3 and plus $.30 if the Theoretical Price is at or above $3.
Erroneous sell transactions will be adjusted to their Theoretical Price minus $.15 if the Theoretical Price is under $3 and minus $.30 if the Theoretical Price is at or above $3.
When at least one party to the transaction is not a Market Maker, the trade will be busted unless both parties agree to an adjustment price for the transaction within thirty minutes of being notified by the Exchange of the Obvious Error.

Review Procedures – Parties to obvious errors may request that the Obvious Error Panel ("OE Panel") review decisions made by the Exchange including whether an obvious error occurred and whether the correct action was implemented. The OE Panel will be comprised of the NYSE Amex Options Chief Regulatory Officer ("CRO"), or a designee, and a representative from two (2) different ATP Firms. One representative on the OE Panel will be from a Market Maker Firm and one representative will be from a public customer order sending Firm. The OE Panel may overturn or modify an action taken by the Exchange under this Rule and all determinations shall constitute final action. If the OE Panel votes to uphold the decision the Exchange will assess a $500.00 fee against the party or parties who initiated the request for appeal.

5 Order Types

NYSE Amex Options unique order types

Order Type	Descriptions
NOW	A Market or Limit Order that is to be immediately executed in whole or in part on NYSE Amex Options while any unexecuted portion will be routed to other exchanges for immediate execution. Any portion not immediately executed by the other exchange shall be cancelled. NOW orders never rest on the book. If a NOW Order is not marketable on any exchange when it is submitted to NYSE Amex Options, it will be cancelled. Similar to an Immediate or Cancel (IOC), a NOW order will not only trade against available volume at a price on NYSE Amex Options, but has the added benefit of also immediately routing to access all available liquidity on any exchange prior to cancelling. Users access all available volume across all exchanges at your price on an immediate or cancel basis.
Post No Preference (PNP)	A Limit Order that is to be executed in whole or in part on NYSE Amex Options with no possibility of exposure to routing away from NYSE Amex Options. Any portion not executed is posted in the NYSE Amex Options Book unless another exchange is at a better price.. PNP Orders that would lock or cross the National Best Bid and Offer (NBBO) will be cancelled. PNP orders are most commonly used in Post/Take pricing issues, giving users greater control in achieving or maintaining eligibility for the posting credit.
Reserve	A Limit Order with a portion of the size displayed and with a reserve portion of the size that is not displayed on NYSE Amex Options. This allows users to maintain a presence in the market without repeatedly entering orders, allowing them to incrementally work large orders on a completely electronic basis.

Industry standard order types

All or None (AON)	A Limit Order that is to be executed in its entirety or not at all. Non-marketable AON orders will rest in the working book but not be displayed. AON orders will not route to other exchanges.

Day Order	An order to buy or sell which, if not executed, expires at the end of the day on which it was entered. All orders by their terms are Day Orders unless otherwise specified.
Fill or Kill (FOK)	A Market or Limit Order that is to be executed in its entirety on NYSE Amex Options as soon as the order is received, and if not so executed is to be cancelled. FOK orders will not route to other exchanges.
Good till Cancelled Order (GTC)	An order to buy or sell that remains in force until the order is filled, cancelled or the option contract expires. GTC Orders will be cancelled in the event of a corporate action that results in an adjustment to the terms of the option contract.
Immediate or Cancel (IOC)	A Market or Limit Order immediately executed, in whole or part on NYSE Amex Options, with the unexecuted amount cancelled. IOC orders are not routed to other exchanges.
Limit	Limit Orders that cannot be filled in their entirety at the NBBO on NYSE Amex Options will be routed to other exchanges. Any unfilled portion of the order will not be routed to the next best price level until all quotes at the current best bid or offer are exhausted. If the order is no longer marketable it will be ranked in the NYSE Amex Options Book.
Market	An order to buy or sell a stated number of contracts that is to be executed at the best price obtainable when the order reaches NYSE Amex Options. If the order cannot achieve the NBBO on NYSE Amex Options, it will be routed to other exchanges.
Stop	A Stop Order becomes an active Market Order when the stop price is reached. A Stop Order to buy is triggered when the option is 1) bid on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or above the specified stop price. A Stop Order to sell is activated when the option is 1) offered on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or below the specified stop price. Order execution is fully automated.
Stop Limit	A Stop Limit Order becomes an active Limit Order when the stop price is reached. A Stop Limit Order to buy is triggered when the option is 1) bid on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or above the specified stop limit price. A Stop Limit Order to sell is activated when the option is 1) offered on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or below the specified stop limit price. Order execution is fully automated. If the active limit order is not marketable it will post in the NYSE Amex Options Book.

6 Amex Trading Permits

Description

Trading rights are granted through Amex Trading Permits (ATPs); market participants are not required to purchase or lease seats. These permits entitle holders of ATPs to trade options on the options trading facilities of the Exchange, including the electronic platform and the physical trading floor. The NYSE Amex Options platform provides for of the following Market Participants: Specialists, Market Makers, Authorized Traders and Order Flow Providers.

Market Makers

A Market Maker is an ATP Holder or ATP Firm registered with the Exchange for the purpose of submitting quotes electronically and making transactions as a dealer-specialist. Market Makers can operate on or off the Exchange trading floor.

> Floor Market Maker. A Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.
>
> Remote Market Maker. A Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Rule 920NY.

Specialists

Specialists ("Specialists") are approved by the Exchange for acting in such capacity. Specialists quoting obligations are more stringent than Market Makers and they receive participation guarantees in some cases. Specialists can operate on or off the Exchange trading floor and perform Floor Broker functions if specific requirements are met. Any ATP Holder/Firm registered as a Market Maker may apply to become a Specialist. Specialists must maintain specified cash or liquid assets based upon the number of issues traded.

Market Maker Authorized Traders

Market Maker Authorized Traders (MMATs) shall be an individual ATP Holder or officer, partner, employee or associated person of the ATP firm authorized to enter quotes and orders on the Exchange for the account of a registered Market Maker firm. MMATs must register with the Exchange and pass the appropriate Market Maker exam.

Order Flow Providers

If your firm currently enters option orders on the Exchange, no additional ATPs or changes are required. Current ETP Holders on the NYSE Amex Options equity platform that want to start trading options must either acquire an ATP or become a "Sponsored Participant" by entering into a agreement with an approved ATP Holder ("Sponsoring ATP"). Sponsoring ATP Holders are broker-dealers that have been designated by a Sponsored Participant to execute, clear and settle transactions on NYSE Amex Options on their behalf. Authorized Traders (ATs) are individuals designated by the ATP Holders and/or Sponsored Participants to enter orders on their behalf.

NYSE Amex Options

I, ________________________, confirm that I reviewed and that I understand the policies and procedures set forth in the NYSE Amex Options Market Maker study materials.

____
Name

____
CRD Number

____
Firm

____
Date

Print Form

NYSE Amex Options

Registered Trader Application

REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE MKT LLC rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 341. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

- **GS** – Authorized Traders of the Applicant (Series 7 prerequisite)
- **AO** – Market Maker of the Applicant (Series 56 prerequisite)
- **OT** – Authorized Traders for Whom NYSE MKT LLC is the Designated Examining Authority (Series 7 prerequisite)
- **AF** – Floor Brokers of the Applicant (Series 56 prerequisite)

For Applicants who wish to conduct market making activities electronically through the facilities of the Exchange, below, please list all Authorized Traders who will conduct such activity on behalf of the Applicant.

APPLICANT FIRM INFORMATION

Firm Name: ______________________ CRD: ______________

Type of Business: ______________________

Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

REGISTERED TRADER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist

☐ Remote Market Maker (RMM)

☐ Floor Market Maker (FMM)

☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to FINRA, if not currently available on WebCRD©

☐ Individual has reviewed the NYSE Amex Options Orientation available at https://globalderivatives.nyx.com/sites/globalderivatives.nyx.com/files/nyseamex_options_mm_orientation_manual.pdf and submitted certification to the Exchange

☐ Individual has passed or been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor — Date

______________________ ______________________

Print Name — Title

You may submit multiple copies of this form, if needed

NYSE Amex Options

Amex Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for AMEX Trading Permit ("ATP"), an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist

Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to:

crs@nyx.com

Or via mail to:
NYSE Amex Options:
Attn: Client Relationship Services
20 Broad Street, 10th Floor
New York, NY 10005

Note: All application materials sent to NYSE Amex Options will be reviewed by NYSE Amex's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Amex Rule 341. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyx.com or Phone: (888) 689-7739 option 3.

Application Process

Following submission of the Application for Amex Trading Permit, fees and supporting documents to NYSE Amex Options, the application will be reviewed for accuracy and regulatory or other disclosures.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, NYSE Amex Options will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by NYSE Amex Options for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Amex Options for approval or disapproval without delay. NYSE Amex Options shall post the name of the Applicant Broker-Dealer for a period of three (3) business days in the NYSE Amex Options Weekly Bulletin.

- Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Amex Trading Permit.

- All individuals required to be registered with NYSE Amex Options, pursuant to the Rules, shall file documentation with the Exchange in the manner prescribed in NYSE Amex Options Rule 341 requesting such registration. NYSE Amex Options does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Amex Options. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- In the event an Applicant is disapproved by NYSE Amex Options, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Amex Options Section 9A. A disapproved applicant desiring to be heard must, within fifteen (15) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of NYSE Amex Options Section 9A.

APPLICATION CHECKLIST AND FEES - NYSE AMEX OPTIONS NON-DEA BROKER-DEALER APPLICANTS	
☐	Application for Amex Trading Permit • Section 1 through 7, and 9 through 11 MANDATORY • Section 8 only if you are not self-clearing
☐	Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
☐	A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1]: • Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B • Designated Supervisors
☐	Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable
☐	All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
☐	Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐	Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

APPLICATION CHECKLIST AND FEES - NYSE AMEX OPTIONS DEA BROKER-DEALER APPLICANTS	
☐	Application for Amex Trading Permit • Section 1 through 7, and 9 through 12 MANDATORY • Section 8 only if you are not self-clearing
☐	Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
☐	A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1] : • Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B • Designated Supervisors • All Authorized Traders
☐	Financial Documentation • Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable
☐	Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
☐	Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐	All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
☐	Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐	Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

[1] A $125 Investigation Fee may be required for each Control Person, Allied Person, Approved Person, Designated Supervisor or Off-Floor Trader (DEA Applicants Only) for whom required information is not available on Web CRD®. Please make checks payable to the NYSE AMEX OPTIONS.
[2] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS:

For purposes of this application, the following terms shall have the following meanings:

Allied Member – An individual who is i) a general partner of an ATP Holder who controls such firm, or ii) an individual who is a principal executive officer of an ATP Holder corporation or a person who controls such corporation, or iii) an employee of any other ATP Holder entity who controls such entity.

Applicant – the Broker-Dealer organization applying for an AMEX Trading Permit or amending this form.

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization.

Associated Person - a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ATP Holder or any person directly or indirectly controlling, controlled by or under common control with an ATP Holder.

ATP – an Amex Trading Permit issued by the Exchange for effecting approved securities transactions on the Exchange's Trading Facilities. An ATP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Exchange

ATP Holder – a sole proprietorship, partnership, corporation, limited liability company or other organization, in good standing, that has been issued an ATP. An ATP Holder must be a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934. An ATP Holder shall agree to be bound by the Certificate of Incorporation, Bylaws and Rules of the Exchange, and by all applicable rules and regulations of the Securities and Exchange Commission.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her ATP Holder or Sponsored Participant.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE MKT LLC. is a participant of this system.

Clearing Member – an ATP Holder which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC.

Control – the power, directly or indirectly, to direct the management or policies of a person, whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person is (1) a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) is entitled to receive 25% or more of the net profits; or (4) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital of the other person.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ATP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Amex Rule 0, respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

e-Specialist - an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rules 927.4NY-927.6NY.. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

EXPLANATION OF TERMS (Continued):

Firm Proprietary and/or Agency Trading – an ATP Firm that engages in off-floor trading that is unrelated to the performance of that ATP Firm's registered market maker or floor broker functions.

Floor Broker ("FB") – a sole proprietor ATP Holder or a representative of an ATP Holder who is registered with the Exchange for the purpose, while on the Exchange Floor, of accepting and executing option orders received from ATP Holders.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a "Market Maker" shall refer to an ATP Holder that acts as a Market Maker pursuant to Rule 920NY.

Market Maker Authorized Trader ("MMAT") – a "Market Maker Authorized Trader" or "MMAT" shall mean an authorized trader who performs market making activities pursuant to Rule 920NY on behalf of an ATP Holder registered as a Market Maker.

NYSE MKT LLC ("NYSE MKT", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE Amex Options. NYSE MKT is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self-Regulatory Organization.

NYSE Amex Options – "NYSE Amex Options" shall refer to those aspects of the Self-Regulatory Organization and the Trading Facilities business of NYSE MKT licensed to trade Options by the Exchange. The terms "NYSE Amex Options" shall have the same meaning as "Exchange" as that term is defined in Rule 900.2NY.

Primary Business – refers to greater than 50% of the ATP Holder's business.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange are deemed to be Market Maker transactions for purposes of Rule 920NY.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with Rule 920NY and who meets the qualification requirements of Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

SECTION – KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: ________________ CRD: __________

Phone: ________________ Fax: __________

Email: ________________

Chief Financial Officer ("CFO")

Name: ________________ CRD: __________

Phone: ________________ Fax: __________

Email: ________________

Chief Compliance Officer ("CCO")

Name: ________________ CRD: __________

Phone: ________________ Fax: __________

Email: ________________

Chief Operations Officer ("COO")

Name: ________________ CRD: __________

Phone: ________________ Fax: __________

Email: ________________

Head of Options Clearing

Name: ________________ CRD: __________

Phone: ________________ Fax: __________

Email: ________________

Head of Options Connectivity

Name: ________________ CRD: __________

Phone: ________________ Fax: __________

Email: ________________

Head of Options Trading

Name: ________________ CRD: __________

Phone: ________________ Fax: __________

Email: ________________

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ CRD No.: ______________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ______________________________

Business Address: ______________________________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Website Address: ______________________________

Contact Name: ______________ Title: ______________

Phone: ______________ Fax: ______________

Email Address: ______________________________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH AMEX TRADING PERMIT (Check all that apply)

☐ Specialist/e-Specialist ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Floor Broker (FB) ☐ Clearing Services ☐ Proprietary Trading

☐ Agency Trading

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER-DEALER (Check all that apply)

☐ Specialist/e-Specialist ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Floor Broker (FB) ☐ Clearing Services ☐ Proprietary Trading

☐ Agency Trading

OTHER SELF REGULATORY ORGANIZATION MEMEBRSHIPS (Check all that apply)

☐ Boston Stock Exchange (BSE)
☐ Chicago Stock Exchange (CHX)
☐ International Securities Exchange (ISE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ NYSE Arca Options
☐ Chicago Board Options Exchange (CBOE)
☐ National Stock Exchange (NSX)
☐ NASDAQ
☐ New York Stock Exchange (NYSE)
☐ Philadelphia Stock Exchange (PHLX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE MKT ☐ Other ______________________________

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Amex Options, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Amex Options.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Amex Options, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Amex Options to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Amex Options from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Amex Options.

____
Applicant Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Print Name	Title

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements, all examination reports and corresponding responses, and a letter in good standing from the Applicant's DEA are enclosed.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

* If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE MKT is your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?
☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Amex Options member or member organization or ATP Holder
☐ Any other national securities or commodities exchange or national securities association
☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

____

____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

[1] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4A – ALLIED MEMBER/APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Allied Member – An individual who is a principal officer or general partner who controls the applicant organization, and is required to be listed on the Form BD [Art. I, Sec. 3(e)]. On Web CRD, all Allied Members [AM] are required to file a Form U4, or amendment thereto, and a fingerprint card, if not currently registered.

Approved Person – An individual who is neither a regular, options principal, associate or allied member, nor an employee who controls the applicant organization, but is required to be listed on the Form BD [Art. I, Sec. 3(g)]. On Web CRD, all Approved Persons [AP] are required to file a Form U4, or amendment thereto.

I hereby apply as an Allied Member/Approved Person at the NYSE MKT ("Exchange") in accordance with Article IV, Section 1 (c)/(g) of the Constitution of the Exchange, and if elected, hereby pledge myself to abide by its Constitution and Rules as they may from time to time be amended. In consideration of the approval of my application by the Exchange, I submit to the jurisdiction of the Exchange and I recognize and agree that the privilege of being an Allied Member/Approved Person at the Exchange, if granted to me, may be withdrawn by the Exchange at any time for cause and shall immediately terminate when I cease to be either a general partner, employee who controls a member organization, or non-employee who controls a member organization, Limited Liability Company manager or trustee (whichever is applicable) of the above member organization

I authorize and request any and all of my former employers and any other person to furnish to the NYSE MKT and any agent acting on its behalf any information that they may have concerning my character, general reputation, personal characteristics, mode of living and credit worthiness. Moreover, I hereby release each such employer and each such other person from any and all liability of whatever nature by reason of furnishing such information to the NYSE MKT, and any agent acting on its behalf. Further, I recognize that I will be the subject of an investigative consumer report ordered by the NYSE MKT, and I understand that, upon written request within a reasonable period of time, additional disclosure concerning the nature and scope of the investigation will be provided by the Exchange.

I authorize the NYSE MKT to make available to any employer or prospective employer, to any other Exchange or securities organization, or to any federal, state or municipal agency, any information it may have concerning me, and I hereby release the NYSE MKT from any and all liability of whatsoever nature by reason of furnishing such information.

I certify that the answers below are true and correct in all respects.

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ____________ Title: ____________ CRD #: ________

Firm Name: ____________ Phone: ____________

Email: ____________ Signature: ____________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ____________ Title: ____________ CRD #: ________

Firm Name: ____________ Phone: ____________

Email: ____________ Signature: ____________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ____________ Title: ____________ CRD #: ________

Firm Name: ____________ Phone: ____________

Email: ____________ Signature: ____________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information is current and accessible for this person on Web CRD™

You may submit multiple copies of this form, if needed

SECTION 4B – APPROVED PERSON ORGANIZATION APPLICATION

Approved Person Organization:
Each organization which controls, is controlled by, or is under common control with, the applicant organization is required to become an approved person organization of the Exchange and be listed on its Form BD [Art. I, Sec. 3(g)].

The Applicant agrees that (1) if any share of stock of the member organization which is not a freely transferable security should at any time be acquired, held or owned by a person not approved by the Exchange, except the estate of a deceased stockholder for such period as may be allowed by the Exchange, or (2) if any person required to be approved by the Exchange as an approved person fails or ceases to be so approved, or (3) if any approved person should violate his agreement with the Exchange, the member organization may be deprived by the Exchange of all the privileges of a member organization.

The Applicant agrees to comply with the provisions of the Constitution and Rule of the Exchange relating to approved persons as shall from time to time be in effect. The Applicant agrees promptly to notify the Exchange, so long as it remains an approved person, of any acquisition or disposition by it of any security of such member organization.

The Applicant agrees that the approval of this application by the NYSE MKT may be withdrawn if, in the opinion of the Exchange the Applicant has:

1. violated any provision of the Constitution or of any rules of the Exchange applicable to it as the same may be from time to time in effect;
2. violated any of its agreements with the Exchange;
3. made any misstatements to the Exchange; or
4. been guilty of (i) conduct inconsistent with just and equitable principles of trade, or (ii) acts detrimental to the interest or welfare of the Exchange.

The Applicant hereby certifies that the (corporation/ partnership/ limited liability company) is authorized to file this approved person application with the Exchange.

As long as the Applicant remains as an approved person of the member organization, the Applicant further agrees to notify that member organization of which it is an approved person of any changes in the information contained herein.

Affiliated Organization Name: ______________________ CRD #: __________

Parent Organization Name: ______________________ CRD #: __________

By: ______________________ Date: __________

Name: ______________________

Title: ______________________

Note: This statement must be signed by a duly authorized individual who is a principal of the parent company.

You may submit multiple copies of this form, if needed

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE MKT rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 341. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories[1] on Form U4 including, but not limited to, the following:

- **GS** – Authorized Traders of the Applicant (Series 7 prerequisite)
- **AO** – Market Maker of the Applicant (Series 56 prerequisite)
- **OT** – Authorized Traders for whom NYSE Amex is the Designated Examining Authority (Series 7 prerequisite)
- **AF** – Floor Brokers of the Applicant (Series 56 prerequisite)

For Applicants who wish to conduct market making activities remotely through the facilities of the Exchange, below, please list all Authorized Traders who will conduct such activity on behalf of the Applicant.

REGISTERED TRADER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Specialist / e-Specialist
- ☐ Floor Market Maker (FMM)
- ☐ Market Maker Authorized Trader (MMAT)
- ☐ Remote Market Maker (RMM)
- ☐ Floor Broker (FB)

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
- ☐ Individual has reviewed the NYSE Amex Options Orientation available at https://globalderivatives.nyx.com/sites/globalderivatives.nyx.com/files/nyseamex_options_mm_orientation_manual.pdf and submitted certification to the Exchange
- ☐ Individual has passed or been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: Email:

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Specialist / e-Specialist
- ☐ Floor Market Maker (FMM)
- ☐ Market Maker Authorized Trader (MMAT)
- ☐ Remote Market Maker (RMM)
- ☐ Floor Broker (FB)

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
- ☐ Individual has reviewed the NYSE Amex Options Orientation available at https://globalderivatives.nyx.com/sites/globalderivatives.nyx.com/files/nyseamex_options_mm_orientation_manual.pdf and submitted certification to the Exchange
- ☐ Individual has passed or been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Amex Options ("NYSE Amex Options") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ATP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Amex Options shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Amex Options will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Amex Options depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Amex Options any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor ______________________ Date: ______________________

Print Name: ______________________ Title: ______________________

SECTION 7 - SUPERVISION

Each ATP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in NYSE MKT Rule 0. ATP Holders for whom NYSE MKT will be DEA must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

☐ NYSE MKT-DEA Applicant Broker-Dealer's WSPs are enclosed.

Name and Title of Person responsible for maintaining WSPs: ______________________________________
(Please identify the person responsible for maintaining the Broker-Dealer's WSPs, whether or not they are enclosed.)

NYSE MKT Rules state:
(a) Adherence to Law – No Amex Trading Permit Holder or Associated Person of an Amex Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Amex Trading Permit Holder must supervise persons associated with the Amex Trading Permit Holder as to assure compliance therewith.
(b) Supervisory System – Each Amex Trading Permit Holder for whom NYSE MKT is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE MKT Rules. Final responsibility for proper supervision will rest with the Amex Trading Permit Holder. The Amex Trading Permit Holder's supervisory system must provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.
(2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Amex Trading Permit Holder.
(3) The Amex Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
(4) Each Amex Trading Permit Holder must designate and specifically identify to NYSE Amex Options one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each Amex Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Amex Options Rules.

Pursuant to this rule, WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ATP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL AMEX OPTIONS TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

Questions regarding NYSE Amex Options Rules on WSPs may be directed to the Department of Trade Examinations: Email: ecody@nyx.com; Phone: (312) 442-7653.

SECTION 8 – CLEARING LETTER OF CONSENT

NOTICE OF CONSENT – To be completed by Clearing ATP Holder of Applicant Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved ATP Holder of NYSE Amex Options.

The undersigned Clearing ATP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________________ ______________________________

Applicant Broker-Dealer CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE MKT Rules and may be relied upon by NYSE Amex Options, the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Amex Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ATP Holder.

____

Clearing ATP Holder (Broker-Dealer Name)

____

Clearing ATP Holder (OCC Clearing #)

____

Clearing ATP Holder (NSCC Clearing #)

______________________________ ______________________________

Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder

Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ATP Holder

______________________________ ______________________________

Print Name / Title

Print Name / Title

______________________________ ______________________________

Date

Date

SECTION 9 – NYSE MKT USER AGREEMENT (NYSE AMEX OPTIONS)

APPLICANT BROKER-DEALER AGREES TO ABIDE BY THE BYLAWS AND RULES OF NYSE MKT LLC AS AMENDED FROM TIME TO TIME, AND ALL CIRCULARS, NOTICES, INTERPRETATIONS, DIRECTIVES OR DECISIONS ADOPTED BY NYSE MKT LLC.

APPLICANT BROKER-DEALER AUTHORIZES ANY SRO, COMMODITIES EXCHANGE, GOVERNMENTAL AGENCY OR SIMILAR ENTITY TO FURNISH TO NYSE MKT LLC, UPON ITS REQUEST, ANY INFORMATION THAT SUCH PERSON MAY HAVE CONCERNING THE ABILITY, BUSINESS ACTIVITIES, AND REPUTATION OF APPLICANT BROKER-DEALER OR ITS ASSOCIATED PERSONS, AND RELEASES SUCH PERSON OR ENTITY FROM ANY AND ALL LIABILITY IN FURNISHING SUCH INFORMATION. APPLICANT BROKER-DEALER AUTHORIZES NYSE MKT LLC TO MAKE AVAILABLE TO ANY GOVERNMENTAL AGENCY, SRO, COMMODITIES EXCHANGE OR SIMILAR ENTITY, ANY INFORMATION IT MAY HAVE CONCERNING THE APPLICANT BROKER-DEALER OR ITS ASSOCIATED PERSONS, AND RELEASES NYSE MKT LLC FROM ANY AND ALL LIABILITY IN FURNISHING SUCH INFORMATION.

APPLICANT BROKER-DEALER ACKNOWLEDGES ITS OBLIGATION TO UPDATE ANY AND ALL INFORMATION CONTAINED IN ANY PART OF THIS APPLICATION, INCLUDING TERMINATION OF MEMBERSHIP WITH ANOTHER SRO, WHICH MAY CAUSE A CHANGE IN THE APPLICANT BROKER-DEALER'S DEA. IT IS UNDERSTOOD THAT IN THAT EVENT, ADDITIONAL INFORMATION MAY BE REQUIRED BY NYSE MKT LLC.

NYSE AMEX OPTIONS IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE NYSE AMEX OPTIONS AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE THEREIN BY NYSE AMEX, OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE AMEX OPTIONS, OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

NO LIABILITY FOR TRADES.
USER UNDERSTANDS AND AGREES THAT (I) NYSE AMEX OPTIONS IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH NYSE AMEX OPTIONS, AND (II) NYSE AMEX OPTIONS IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF NYSE AMEX OPTIONS TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. NYSE AMEX OPTIONS, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL NOT BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF NYSE AMEX OPTIONS OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF NYSE MKT TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, NYSE AMEX OPTIONS WILL BE ABSORBED BY THE USER OR THE ATP HOLDER SPONSORING THE USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO NYSE AMEX OPTIONS. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION WILL SUPERCEDE SUCH OTHER SECTION.

NO CONSEQUENTIAL DAMAGES.
UNDER NO CIRCUMSTANCES WILL NYSE AMEX OPTIONS, OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE,CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF NYSE AMEX OPTIONS, INTERRUPTION IN USE OR AVAILABILITY NYSE AMEX OPTIONS, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THEFOREGOING EXCLUSION AND LIMITATION.

In witness whereof, the undersigned hereby causes this User Agreement to be executed.

Accepted on behalf of User:

____

Name: ______________________________
Title: ______________________________
Date: ______________________________

By Firm's Chief Compliance Officer or Designee (if different from above):

____

Name: ______________________________
Title: ______________________________
Date: ______________________________

With Notices to:	NYSE Amex Options
Contact Name:	Attention: Client Relationship Services
Address:	20 Broad Street, 10th Floor
City, State, Zip:	New York, NY 10005

SECTION 10A– ITEMS TO BE INCLUDED IN A LLC OPERATING AGREEMENT

1. Statement of the nature of business of LLC
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in **Rule 300(b)** and (B) interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation.
6. Provision that true and complete books of account and records are kept and are available **(Rule 302).**
7. Arbitration provision **(Article VIII, Sections 1 & 2).**
8. Provision requiring advance notice of retirement of LLC member or of dissolution of firm **[Article IV, Section 2(r)].**
9. Provision permitting continuance of business of LLC in the event of death of any member or only the member specified in the Operating Agreement; use and proceeds provisions, if applicable **(Article IV, Section 6).**
10. Provision permitting the interest of a deceased member to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable **[Rule 300(c)].**
11. All other provisions required by applicable law governing partnerships.
12. ***An executed copy of the Operating Agreement (and all Amendments thereto).***
13. ***An executed copy of the Articles of Organization, certified by the Secretary of State/Certificate of Conversion.***

SECTION 10B – ITEMS TO BE INCLUDED IN A LIMITED PARTNERSHIP AGREEMENT

1. Statement of the nature of business of partnership.
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in **Rule 300(b)**; and interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation
6. Provision that true and complete books of account and records are kept and are available **(Rule 302).**
7. Arbitration provision **(Article VIII, Sections 1 & 2).**
8. Provision requiring advance notice of retirement of partner or of dissolution of firm **[Art. IV, Section 2(r)].**
9. Provision permitting continuance of business of partnership in the event of death of sole member general partner; use and proceeds provisions, if applicable **(Article IV, Section 6).**
10. Provision permitting the interest of a deceased partner to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable **[Rule 300(c)].**
11. All other provisions required by applicable law governing partnerships.
12. ***An executed copy of the Partnership Agreement (and all Amendments thereto).***
13. ***An executed copy of the Certificate of Limited Partnership, certified by the Secretary of State.***

SECTION 10C – ITEMS TO BE PROVIDED BY CORPORATION

1. Copies of any and all agreements or other documents and amendments thereto relating to the business or affairs of the member corporation between a member corporation and any of its stockholders or between any of the members or approved persons of a member corporation (other than agreements relating to ordinary securities and commodities transactions [Rule 310(b)]
2. An executed copy of the Charter or Certificate of Incorporation, (an all Amendment thereto), certified by the Secretary of State. [Rules 310(b) & 356].
3. An executed copy of the by-laws (and all Amendments thereto) certified by the Secretary of the corporation or other executive officer [Rule 356].
4. Certified list of all holders of record of each class of stock, giving name and address of the holder and the number of shares of each class of such stock held. [Rule 310(c)(1)]
5. Copy of certificate(s) of each class of stock issued or authorized by the Corporation, in accordance with provisions as stated in Rule 312(c)(1)(2)

SECTION 11 – INDIVIDUAL REGISTRATION

Provide the information requested below for each of the requested individuals associated with the Applicant ATP Holder. Applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal. Additionally, Authorized Traders are required to have successfully passed the Series 7 examination, pursuant to NYSE Amex Options Rule 930NY(b)(1)(A). Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by the NYSE MKT.

For individuals required to be disclosed below who do not have required information available on Web CRD®, the Applicant may be required to submit an investigation fee of $125 per individual.

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________ Fax: ______________ Email: ______________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________ Fax: ______________ Email: ______________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________ Fax: ______________ Email: ______________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________ Fax: ______________ Email: ______________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________ Fax: ______________ Email: ______________

☐ Additional Authorized Traders are submitted in a separate copy of this section attached hereto.

NYSE MKT LLC

DEA Application Requirements

SECTION 12 – DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE MKT LLC along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE MKT Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE MKT Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE MKT Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE MKT Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to the NYSE MKT), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE MKT Rule 3.

________________________________ Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder	________________________________ Date
________________________________ Print Name	________________________________ Title

Print Form

NYSE Amex Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ______________________, 20 ________________________

by ____ "Clearing Member"

In respect of ____ "ATP Firm"

WHEREAS Floor Broker is an ATP Holder of NYSE Amex Options ("Exchange"), and Clearing Member is an ATP Holder of the Exchange and member of Options Clearing ("Clearing Corporation"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Amex Options Rule 931NY, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the Clearing Corporation by Clearing Member, and

WHEREAS Floor Broker has requested Clearing Member to issue a Letter of Authorization for Floor Broker;

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and in order to induce the Exchange to approve Clearing Member's issuance of a Letter of Authorization to Floor Broker, the Clearing Member hereby agrees, for the benefit of Clearing Corporation and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility for the clearance of the Exchange options transactions made by Floor Broker when the name of Clearing Member is given up.

This Letter of Authorization shall remain in effect until a written notice or revocation has been received by the Exchange.. If such written notice has not been received a least one hour prior to the opening of trading on a particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day first above written.

Print name of Floor Broker	Print name of Clearing Member
Authorized Signature of Floor Broker	Authorized Signature of Clearing Member
Trading Acronym	Title

Print Form

NYSE Amex Options

Floor Broker Letter of Authorization Revocation

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Clearing Member

Effective Date: ______________________________(Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date.

____
ATP Firm Name

____
Floor Broker Name Symbol

____
Authorized Signature – Clearing Member

____
Printed Name Title

Print Form

NYSE Amex Options

TERMINATION OF FLOOR BROKER

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Member Firm

Re: ______________________________
Floor Broker Name Acronym(s)

Date of termination: ______________________________(Close of Business)

☐ Temporary Termination (1-120 days)
– Date of Return: ______________________________

☐ Permanent Termination

____
Authorized Signature of ATP Firm Date

Checklist for Terminating an ATP Floor Broker

1. ATP holders must notify the Exchange no later than one (1) full business day in advance of the proposed termination date.
2. Temporary terminations cannot exceed 180 days.
3. ATP holders must return Floor Badge and Handheld to NYSE Amex Options Floor Staff
4. In conjunction with a permanent termination, a Form U-5 for the "AF" registration category should be submitted on WebCRD within ten (10) business days of termination.
5. Individuals who are registered and wish to remain registered in the NYSE Amex Options Interim Member Floor Broker Program should not submit this form or the Form U-5. **For more information about the NYSE Amex Options Interim Member Floor Broker Program, please contact Client Relationship Services via email at crs@nyx.com.*

Print Form

NYSE Amex Options

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and CRD registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

GENERAL INFORMATION

Name of Applicant: ______________________ Applicant CRD#: ______________

Member Firm: ______________________ Member Firm CRD#: ______________

Business Address: ____

City: ______________ State: __________ Zip: ______________

Member Firm Contact: ______________________ Title: ______________

Phone: ______________________ Email: ______________

APPLICANT PERSONAL INFORMATION

Home Address: ____

City: ______________ State: __________ Zip: ______________

Member Firm Contact: ______________________ Title: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS TO BE CONDUCTED

☐ Trade Support Clerk ☐ Floor Employee

All individuals requesting access to the NYSE Amex Options Floor must register as ("AC") on WebCRD

APPLICATION CHECKLIST

☐ A Form U-4 requesting ("AC") registration has been submitted to FINRA through WebCRD

☐ A Fingerprint Card has been submitted to FINRA

APPLICANT ACKNOWLEDGEMENT

I authorize NYSE MKT LLC and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release NYSE MKT LLC, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant: ______________________ Date: ______________

ATP FIRM ACKNOWLEDGEMENT

I hereby certify that ______________________ Is authorized to enter into the NYSE AMEX Options trading floor as
(Name of Applicant)

referenced above, on behalf of this ATP Firm ______________________ .
(Name of ATP Firm)

Start Date: ______________

Authorized Signature: ______________________ Date: ______________

Revised May 2012

Print Form

NYSE Amex Options

MARKET MAKER LETTER OF GUARANTEE

Pursuant to NYSE Amex Options Rule 900NY et seq.

Dear Market Maker:

You have represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that you are a registered market maker pursuant to Rule 921NY of the Rules of NYSE Amex Options. You have requested the undersigned Clearing Member to issue a Letter of Guarantee for you in order to enable you to meet the requirements of NYSE Amex Options Rule 924NY.

In response to your request, the undersigned Clearing Member hereby agrees to accept full financial responsibility for all

- ☐ For all Exchange options transactions [as defined in NYSE Amex 900.2NY(23)] made by you*
- ☐ For all Flex Options transactions [as defined in NYSE Arca Rule 924NY (d)] made by you*

**Check all that apply.*

This letter shall be deemed to be a Letter of Guarantee pursuant to NYSE Amex Options Rule 924NY and may be relied upon by NYSE Amex Options, the Options Clearing Corporation and their respective members. This Letter of Guarantee shall be subject to the NYSE Amex Options Rules as amended from time to time, and shall remain in effect until revoked in accordance with the NYSE MKT.

Accepted and agreed to this ______ day of __________, 20 ___.

______________________ Clearing Firm Name	______________________ ATP Firm Name
______________________ Clearing Member Representative (Please Print)	______________________ Market Maker (Please Print)
______________________ Authorized Signature of Clearing Member	______________________ Authorized Signature of Market Maker
	______________________ Symbol of Market Maker

Clearing member authorization for electronic collection of NYSE Amex Options invoices for the above symbol:

Name on OCC Account ______________________________

OCC Account Number __________________

Updated May 2013

Print Form

NYSE Amex Options

Market Maker Letter of Guarantee Revocation

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Clearing Member

Effective Date: ______________________________ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

____
Firm Name

____
Market Maker Name

____
Market Maker Symbol

______________________________ ______________________________
Authorized Signature Clearing Firm Date

______________________________ ______________________________
Print Name Title

Updated May 2012

Print Form

NYSE Amex Options

TERMINATION OF MARKET MAKER

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Clearing Member

Date of termination: ______________________ (Close of Business)

☐ Temporary Termination (1 to 120 days) *
  – Date of Return: ______________________

☐ Permanent Termination **

Market Maker: ______________________ Acronym: ____________

ATP Firm: ______________________

The Clearing Member will continue to accept full financial responsibility for all Exchange options transactions (as defined in NYSE Amex Options Rule 900NY) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

______________________ ______________________
Authorized Signature Date
Clearing Firm

______________________ ______________________
Print Name Title

** ATP holders (ATP) must notify the Exchange no later than one (1) full business day in advance of the proposed temporary termination date. A Temporary Termination cannot exceed 180 days.*

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

*** A Letter of Guarantee Revocation is required to be filed with the NYSE Amex Options Client Relationship Services Department after all accounts have cleared.*

Revised January 2013

Print Form

NYSE Amex Options

TERMINATION OF ORDER SENDING & CLEARING FIRM

To: NYSE Amex Client Relationship Services Department

From: ____

ATP Member Firm

Re: ____

ATPID **Acronym(s)**

Type of ATP:

☐ Clearing Firm ☐ Order Sending Firm

Date of Termination:______________________________(Close of Business)

☐ Temporary Termination (1-120 days)

– Date of Return: ______________________________

☐ Permanent Termination

____

Authorized Signature of ATP Firm **Date**

Checklist for Terminating an ATP Order Sending & Clearing Firm

1. ATP holders must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2. Temporary terminations cannot exceed 180 days.

Print Form

ATP Request Form

This form should be used to request an Amex Trading Permit ("ATP") and to assign that ATP to a designated individual of an ATP Firm. This form designates the below individual as an ATP Holder on behalf of that firm, and must be executed prior to the commencement of trading of that individual. This form must be approved by NYSE Amex Options' Client Relationship Services Department. A separate form must be executed for each ATP Holder.

Please issue ______________________________ **("ATP Firm")**
(*name of ATP Firm*)

_______ **Amex Trading Permit(s), effective** ________________ **(open of business).**
(*number of ATPs being requested*) **(*effective date*)**

(This)/(these) ATP(s) will be held in the name of

_________________________ **("ATP Holder"), hereby established as an ATP Holder, until further notice.**
(*name*)

☐ (This is a) / (these are) new or additional ATP(s) of the ATP Firm
☐ (This is an) / (these are) existing ATP(s) of the ATP Firm; this form is being executed to assign said ATP(s) to the above referenced ATP Holder.

Type of Business activity to be conducted with this/these ATP(s):

☐ Specialist/e-Specialist ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Clearing Services ☐ Proprietary and/or Agency Trading

☐ Floor Broker (FB) - If Floor Broker (FB) is checked, do you require a LiquidPoint Login? ☐ Yes ☐ No

The ATP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on NYSE Amex Options, all obligations owed to NYSE Amex Options or any subsidiary of NYSE MKT LLC, the payment of all NYSE Amex Options fees and charges, and all obligations accruing in the course of the ATP Firm's and the ATP Holder's NYSE Amex Options business.

The ATP issued pursuant to NYSE Amex Options' acceptance of this form will be associated with the ATP Firm until terminated pursuant to the termination provisions delineated in NYSE Amex Options' rules.

Signature of ATP Holder: ______________________________

Telephone Number of ATP Holder: ____________________ ***Email Address:*** ____________________

Authorized Signature for ATP Firm: ______________________________

Print Name of Authorized Signatory: ______________________________

Telephone Number of Authorized Signatory: ____________________ ***Email Address:*** ____________________

Date: ____________________

Clearing member authorization for electronic collection of NYSE Amex Options invoices for this ATP:

Name of Clearing Firm ______________________________

OCC Account Number______________________________

Print Form

NYSE Amex LLC

Specialist / eSpecialist Application

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms shall have the following meanings:

Allocation - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for an Allocation, having the obligations hereunder, and of Rule 927NY, in one or more option classes.

Applicant – the Broker-Dealer applying as a registered Specialist/e-Specialist or amending this form to become a registered Specialist/e-Specialist.

Appointment - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for a Primary Appointment, having the obligations hereunder, and of Rule 927NY, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ATP Holder or any person directly or indirectly controlling, controlled by or under common control with an ATP Holder.

Control – (as defined on Form BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE MKT LLC. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a registered Broker-Dealer's examining authority, when the Broker-Dealer is a Member of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE MKT Rule 0, respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an Specialist/e-Specialist may be allocated any one or more of the options issues opened for trading at the Exchange.

e-Specialist– an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rules 927.4NY-927.6NY.. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Specialist– an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rule 920NY, and who meets the qualification requirements of Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Rule 920NY.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a Market Maker shall refer to an ATP Holder that acts as a Market Maker pursuant to Rule 920NY.

Market Maker Authorized Trader ("MMAT") – a Market Maker Authorized Trader shall mean an authorized trader who performs market making activities pursuant to Rule 920NY on behalf of an ATP Holder registered as a Remote Market Maker.

NYSE MKT LLC ("NYSE MKT", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE Amex Options. NYSE MKT LLC is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT LLC. is also a Self-Regulatory Organization.

NYSE Amex Options – "NYSE Amex Options" shall refer to those aspects of the Self-Regulatory Organization and the Trading Facilities business of NYSE MKT LLC licensed to trade Options by the Exchange. The term "NYSE Amex Options" shall have the same meaning as "Exchange" as that term is defined in Rule 900.2NY.

Quotations – ATP Holders who are registered as Specialist/e-Specialists are required by Rule 925.1NY to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed issues for 90% of the time the Exchange is open for trading in each issue.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

APPLICATION FOR SPECIALIST REGISTRATION

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application to become a Specialist/e-Specialist, an applicant Broker-Dealer must have completed the Amex Trading Permit ("ATP") application, identifying "Specialist" or "e-Specialist" as a business to be conducted on NYSE Amex Options. A firm will not be eligible for approval as a Specialist/e-Specialist until after their ATP application, with this indication, is approved.

Checklist

Applicant ATP must complete and submit all materials as required in the Application Checklist (page 4) to:

NYSE Amex Options
Attn: Client Relationship Services
20 Broad Street, 10th Floor
New York, NY 10005

or

CRS@nyx.com

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: CRS@nyx.com; Phone: (415) 393-5946 or 1-888-689-7739

Application Process

- Following submission of the Specialist/e-Specialist Application, payment for applicable fees, and supporting documents, NYSE Amex Options will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Specialist/e-Specialist, and review the Applicant's information barrier procedures.
- Applicant is required to consult with an NYSE Amex Options representative to determine the most beneficial connectivity option. NYSE Amex Options will then coordinate the connectivity between the Applicant Broker Dealer and the Exchange.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Amex Options will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the applicant Broker-Dealer will be contacted by NYSE Amex Options for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Amex Options for approval or disapproval without delay.
- NYSE Amex Options will promptly notify the Applicant in writing of their decision.
- Upon approval and once connectivity is established, your NYSE Amex Options representative will inform you of your ability to trade.
- In the event an applicant Broker-Dealer is disapproved by NYSE Amex Options, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE MKT Section 9A Rule 475. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLIST AND FEES – NEW NYSE AMEX OPTIONS SPECIALIST/e-SPECIALIST

CHECKLIST FOR BROKER-DEALERS TO BECOME A SPECIALIST/e-SPECIALIST

- ☐ Approved Amex Trading Permit ("ATP") application
- ☐ Application for Specialist/e-Specialist, Sections 1 through 5
- ☐ Form U4 and fingerprint cards for each Specialist/e-Specialist listed in Section 3 are available on Web CRD®
- ☐ Proof of successful completion of NYSE Amex Options Market Maker Examination within the previous five (5) years for each Specialist/e-Specialist listed in Section 3; or
- ☐ Request for Waiver has been granted.
- ☐ Copy of the Applicant's Written Supervisory Procedures ("WSPs") for Specialist/e-Specialist activities on NYSE Amex Options.
- ☐ Copy of the "Information Barrier" procedures required by NYSE Amex Options Rule 927.3NY
- ☐ Financial Documentation
    - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
    - Most Recent Balance Sheet and Capital Computation[2]
    - Six Month Profit/Loss Projection[2]
    - Subordination Agreements, if applicable[2]
- ☐ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
- ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ☐ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

---

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

[2] Required for NYSE MKT -DEA Broker-Dealers only

APPLICATION FOR SPECIALIST/e-SPECIALIST REGISTRATION

SECTION I – ORGANIZATIONAL PROFILE

Date: ________________ SEC No: ________________ CRD No.: ________________

❑ APPLICATION ❑ AMENDMENT

GENERAL INFORMATION

Name of Applicant ATP Firm: ____

Business Address: ____

City: ____________________ State: ____________________ Zip Code: __________

Business Phone: ____________________ Fax: ____________________

Contact Name: ____________________ Title: ____________________

Phone: ____________________ Fax: ____________________

Email Address: ____

ATP APPROVAL STATUS

❑ Applicant organization is currently an approved Amex Trading Permit Holder and Market Maker with NYSE Amex Options.*
* All Specialist/e-Specialist applicants must be approved ATP Holders and Market Makers with NYSE Amex Options.

NET CAPITAL

Amount: ____________________ As of Date: __________ Focus Report Line Item*: ____________________

Source of Net Capital (check all that apply)

❑ Long Proprietary Positions ❑ Interest/Dividends/Commissions ❑ Secured Demand Note ❑ Cash
❑ Subordinated Loan ❑ Clearing/Good Faith Deposits ❑ Other ____________________

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Specialist/e-Specialist: __________

OTHER BUSINESS ACTIVITIES

Check all that apply

❑ Investment Banking ❑ Public Securities Business ❑ Proprietary Trading
❑ Equities Market Maker ❑ Other ____________________

APPLICATION FOR SPECIALIST/e-SPECIALIST REGISTRATION

SECTION 2 - OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist/e-Specialist or Market Maker on a registered national securities exchange(s) or association?
❑ Yes ❑ No

If yes, provide the following information:

SRO: ____________________

Operating Capacity: ____________________

List Securities: ____________________ ____________________

SRO: ____________________

Operating Capacity: ____________________

List Securities: ____________________ ____________________

SRO: ____________________

Operating Capacity: ____________________

List Securities: ____________________ ____________________

APPLICATION FOR SPECIALIST/e-SPECIALIST REGISTRATION

SECTION 3 - SPECIALIST APPLICANT LIST

Provide a copy of Form U4 for each of the individuals identified below, unless such information was previously provided in the ATP Application and/or available on Web CRD®. To be eligible for registration as a Specialist/e-Specialist, as defined in NYSE Amex Options Rule 927NY, a person must successfully complete the NYSE Amex Options Market Maker examination with the previous five (5) years.

Please remember to submit Form U-4 and fingerprint cards directly to FINRA, if not already available on Web CRD®.

APPLYING AS (check one): SPECIALIST e-SPECIALIST

Full Name: ______________________ Date of Birth: ____________

CRD No.: ____________ NYSE Amex Options Market Maker Exam: ❑Yes ❑No If No, explain: ________

❑ Form U4 and Fingerprint Card Information is current and accessible for this person on Web CRD®

APPLYING AS (check one): SPECIALIST e-SPECIALIST

Full Name: ______________________ Date of Birth: ____________

CRD No.: ____________ NYSE Amex Options Market Maker Exam: ❑Yes ❑No If No, explain: ________

Form U4 and Fingerprint Card Information is current and accessible for this person on Web CRD®

APPLYING AS (check one): SPECIALIST e-SPECIALIST

Full Name: ______________________ Date of Birth: ____________

CRD No.: ____________ NYSE Amex Options Market Maker Exam: ❑Yes ❑No If No, explain: ________

Form U4 and Fingerprint Card Information is current and accessible for this person on Web CRD®

APPLYING AS (check one): SPECIALIST e-SPECIALIST

Full Name: ______________________ Date of Birth: ____________

CRD No.: ____________ NYSE Amex Options Market Maker Exam: ❑Yes ❑No If No, explain: ________

Form U4 and Fingerprint Card Information is current and accessible for this person on Web CRD®

APPLYING AS (check one): SPECIALIST e-SPECIALIST

Full Name: ______________________ Date of Birth: ____________

CRD No.: ____________ NYSE Amex Options Market Maker Exam: ❑Yes ❑No If No, explain: ________

Form U4 and Fingerprint Card Information is current and accessible for this person on Web CRD®

APPLYING AS (check one): SPECIALIST e-SPECIALIST

Full Name: ______________________ Date of Birth: ____________

CRD No.: ____________ NYSE Amex Options Market Maker Exam: ❑Yes ❑No If No, explain: ________

Form U4 and Fingerprint Card Information is current and accessible for this person on Web CRD®

APPLYING AS (check one): SPECIALIST e-SPECIALIST

Full Name: ______________________ Date of Birth: ____________

CRD No.: ____________ NYSE Amex Options Market Maker Exam: ❑Yes ❑No If No, explain: ________

Form U4 and Fingerprint Card Information is current and accessible for this person on Web CRD®

PLEASE USE COPIES OF THIS FORM TO LIST ADDITIONAL SPECIALISTS/e-SPECIALISTS

SECTION 4 - INFORMATION FOR SPECIALISTS/e-SPECIALISTS

Specialist/e-Specialists are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of NYSE Amex Options. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, you should determine whether Rule 927NY applies to your firm, including the Information Barrier and reporting requirements.

NYSE Amex Options Rule 927NY(b): Qualification of Specialists

(1) Qualification of Specialists. The qualification of Specialists shall be conducted by the Exchange. The Specialist Qualification Process is as follows:

(A) Applications for qualification as a Specialist shall be general and shall not specify a particular option issue or issues. Applicants for qualification as a Specialist may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an applicant, ATP Holder, or any person associated with an ATP Holder.

(B) The Exchange may also specify one or more conditions on the applicant with respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

NYSE Amex Otpions Rule 927NY(c): Obligations of Specialists

Each Specialist must meet the following obligations:
(1) Assure that disseminated market quotations are accurate;
(2) Honor guaranteed markets, including markets required by Rule 970NY and any better markets pledged during the allocation process;
(3) Generate and automatically update two-sided market quotations with size in all appointed series through the Specialists own proprietary autoquoting system;
(4) Fulfill general Market Maker obligations under Rules 925NY and 925.1NY;
(5) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;
(6) Participate at all times in any automated execution system that is in effect in designated option issues;
(7) Make FLEX Quotes in response to a specific Request for Quotes in appointed classes of FLEX Equity Options whenever in the opinion of the FLEX Post Official the interests of a fair, orderly and competitive market are best served by such action.
(8) Maintain communications with member firms in order to respond to suggestions and complaints;
(9) Respond to competition by offering competitive markets and competitively-priced services.
(10) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists are associated with each other and deal for the same Specialist account, this requirement will apply to such Specialists collectively, rather than to each Specialist individually;
(11) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;
(12) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

NYSE Amex Options Rule 927.3NY: Limitations on Dealings of Specialists

(a) No ATP Holder, other than a Specialist acting pursuant to Rule 927NY, limited partner, officer, employee, approved person, or party approved, who is affiliated with a Specialist or ATP Holder, shall, during the period of such affiliation, purchase or sell any option in which such Specialist is appointed for any account in which such person or party has a direct or indirect interest. Any such person or party may, however, reduce or liquidate an existing position in an option in which such Specialist is appointed provided that such orders are (i) identified as being for an account in which such person or party has a direct or indirect interest; (ii) approved for execution by a Trading Official; and (iii) executed by the Specialist in a manner reasonably calculated to contribute to the maintenance of price continuity with reasonable depth. No order entered pursuant to this Subsection (a) shall be given priority over, or parity with, any order represented in the market at the same price.

(b) Notwithstanding the provisions of Rule 927NY, an approved person or ATP Holder that is affiliated with a Specialist shall not be subject to Rule 927.3NY(a), provided it has obtained Exchange approval of procedures restricting the flow of material non-public corporate or market information between itself and the Specialist and any ATP Holder, officer, or employee associated therewith.

(c) For such ATP Holder that controls, is controlled by, or is under common control with another organization, the exemption provided in Subsection (b) of Rule 927.3NY shall be available to it only where the Exchange has determined that the relationship between the Specialist, each person associated therewith, and such other organization satisfies all the conditions specified in the Exemption Guidelines..

(d) The procedures referred to in Subsection (b) of Rule 927.3NY shall comply with such guidelines as are promulgated by the Exchange.

NYSE Amex Options Rule 927.4(a) – e-Specialist

(a) *Designation as an e-Specialist.* The Exchange may designate e-Specialists in an options class to fulfill certain obligations required of Specialists. The Exchange shall determine the appropriate number of approved e-Specialists per option class. Factors to be considered in approving e-Specialists include any one or more of the following:

(i) adequacy of resources including capital, technology, and personnel;
(ii) history of stability, superior electronic capacity, and superior operational capability;
(iii) market making and/or specialist experience in a broad array of securities;
(iv) ability to interact with order flow in all types of markets;
(v) existence of order flow commitments.
(vi) willingness to accept allocation as an e-Specialist in options in at least 400 underlying securities; and
(vii) willingness and ability to make competitive markets on the Exchange and to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the options it trades.

In selecting an applicant for approval as an e-Specialist, the Exchange may place one or more conditions on the approval concerning the operations of the applicant and the number of option classes which may be allocated to the applicant.

Each e-Specialist shall retain its approval to act as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist or the Exchange terminates the e-Specialist's approval to act as an e-Specialist pursuant to Exchange Rules. An e-Specialist may not transfer its approval to act as an e-Specialist unless approved by the Exchange.

NYSE Amex Options Rule 927.5 – e-Specialist Obligations

Each e-Specialist shall fulfill all of the obligations of a Market-Maker and of a Specialist under the Rules and shall satisfy each of the following requirements:

(a) meet the quoting obligations of Rule 925NY and 925.1NY(b);
(b) assure that its market quotations are accurate;
(c) continue to act as an e-Specialist and to fulfill all of the e-Specialist's obligations as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist;
(d) make competitive markets on the Exchange and otherwise to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the classes it trades;
(e) immediately notify the Exchange of any material operational or financial changes to the e- Specialist organization as well as obtain the Exchange's approval prior to effecting changes to the ownership, capital structure, voting authority, distribution of profits/losses, or control of the e-Specialist organization;
(f) maintain information barriers that are reasonably designed to prevent the misuse of material, non-public information with any affiliates that may conduct a brokerage business in option classes allocated to the e- Specialist or act as specialist or Market-Maker in any security underlying options allocated to the e- Specialist, and otherwise comply with the requirements of NYSE MKT LLC Rule 3(j) and 3(l) regarding the misuse of material non-public information.

APPLICATION FOR SPECIALIST/e-SPECIALIST REGISTRATION

SECTION 5 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Specialist/e-Specialist, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of NYSE Amex Options, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Specialist/e-Specialist firm rather than to each SPECIALIST/E-SPECIALIST individually.
2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists/e-Specialists are associated with each other and deal for the same Specialist/e-Specialist account, this requirement will apply to such Specialist/e-Specialists collectively, rather than to each Specialist/e-Specialist individually.
3. The Specialist/e-Specialist's clearing firm will provide daily equity information to the Financial and Operational Compliance Department for Specialist/e-Specialist cash or liquid asset position review.
4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to NYSE Amex Options' Financial & Operational Compliance Department ("FOCD") for Market Maker capital compliance review.
5. Provide detailed financial reports and such other operational reports to NYSE Amex Options' FOCD as it may require.
6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Amex Options.
7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE MKT rules. Such written procedures shall at all times be available for inspection by NYSE Amex Options staff.
8. Be responsible for designating an approved Specialist/e-Specialist to act as a backup Specialist/e-Specialist in our absence and notify the Corporation of such designation, pursuant to rule 927NY. The designated backup Specialist/e-Specialist must be an approved Specialist/e-Specialist in good standing and have sufficient capital to meet the capital requirements of the Specialist/e-Specialist being backed up, as well as their own. If necessary, more than one Specialist/e-Specialist may be needed or selected to act as an appropriate backup.

ADDITIONAL REQUIRED DOCUMENTS

In addition to the information requested in the ATP Application, the Applicant is requested to provide the following information, if it has not already done so:

- A copy of the Applicant's written supervisory procedures for Specialist/e-Specialist activities on NYSE Amex Options.
- A copy of the "Information Barrier" procedures required in NYSE Amex Options Rule 927NY
- A list of any other communication equipment that Specialist/e-Specialists can access to route orders in securities to other markets for execution. Provide the location of such terminal(s) and a description of the use of the terminal(s) and the business transmitted through it.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

Signature of authorized Clearing Firm Representative	Date
Print Name	Title
Clearing Firm	Clearing No.

EXHIBIT G

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

March 2015

EXHIBIT G

The following forms of financial statements, reports, or questionnaires are required of members of the NYSE MKT LLC's relating to financial responsibility or minimum capital requirements. This information is also publicly available on the Exchange's website at www.nyse.com and included as part of the membership applications provided in Exhibit F:

Financial Documentation required of Non-FINRA member firms:

1. If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable.
2. If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.)
3. Most recent 12 months of FOCUS Reports.
4. Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval.
5. If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of audited reports of the Applicant Firm for the most recent three years.
6. Pro-forma balance sheet for the next 6 months.
7. Pro-forma financials projecting profit and loss for the next 6 months.

Financial Documentation required of FINRA member firms:

1. If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital
2. If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.)
3. Provide 15c3-1 computation as of the anticipated date of Exchange membership approval.
4. If FINRA, NYSE Arca or NYSEMKT is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.

O

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

March 2015

EXHIBIT H

The attached set of documents comprise the NYSE MKT LLC's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. This information is also publicly available on the Exchange's website at www.nyse.com:

1. Listing Application Checklist
2. Original Listing Application
3. Additional Listing Application
4. Domestic Company Written Affirmation
5. Foreign Private Issuer Written Affirmation
6. Special Entity Written Affirmation
7. Open and Closed End Investment Company Written Affirmation
8. Underwriter's Letter
9. Listing Fees

NYSE MKT

CHECKLIST FOR ORIGINAL LISTING APPLICATION

Company Name: _________

GENERAL

____ Listing Application

____ Listing Agreement

____ Officers and Directors Worksheet

____ Corporate Governance Certification Form

____ Underwriter's Letter (for Initial Public Offerings)

____ SEC Form ___ (8-A, 10, 40-F, 20-F)

____ Other: _______

NYSE MKT

NYSE MKT LISTING AGREEMENT

_____(the "Company"), in consideration of the listing of its securities, hereby agrees, with the NYSE MKT LLC (the "Exchange") that:

(1) The Company certifies that it will comply with all Exchange rules, policies, and procedures that apply to listed companies as they are now in effect and as they may be amended from time to time, regardless of whether the Company's organization documents would allow for a different result.

(2) The Company shall notify the Exchange at least 20 days in advance of any change in the form or nature of any listed security or in the rights, benefits, and privileges of the holders of such security.

(3) The Company understands that the Exchange may remove its securities from listing on the Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1 and 2 of this agreement.

(4) In order to publicize the Company's listing on the Exchange, the Company authorizes the Exchange to use the Company's corporate logos, Web site address (URL):____, trade names, and trade/service marks in order to convey quotation information, transactional reporting information, and other information regarding the Company in connection with the Exchange. In order to ensure the accuracy of the information, the Company agrees to provide the Exchange with the Company's current corporate logos, Web site address, trade names, and trade/service marks and with any subsequent changes to those logos, trade names and marks. Questions regarding logo usage should be directed to:____ at (___) ____-_____.

The Company indemnifies the Exchange and holds it harmless from any third-party rights and/or claims arising out of use by the Exchange or any affiliate ("Corporations") of the Company's corporate logos, Web site address, trade names, trade/service marks, and/or the trading symbol used by the Company.

(5) The Company warrants and represents that the trading symbol to be used by the Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. The Company's trading symbol is provided to the Company for the limited purpose of identifying the Company's security in authorized quotation and trading systems. The Exchange reserves the right to change the Company's trading symbol at the Exchange's discretion at any time.

Exchange Warranties; Disclaimers of Warranties. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

LIMITATION OF CORPORATIONS' LIABILITY:

(1) In no event will the Corporations be liable for trading losses, losses of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Corporations have been advised of the possibility of such damages.

(2) If the Corporations are held liable, the liability of the Corporations is limited:

(a) for goods and services for which the Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

(b) in all other instances, to the amount of the annual listing fee paid by the Company during the twelve months preceding the accrual of the claim.

(3) For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

(4) This subsection shall not relieve the Corporations from liability for damages that result from their own gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

(5) The Corporations shall not be liable for any third parties' goods or services.

(6) The Company agrees that these terms reflect a reasonable allocation of risk and limitation of liability.

By: ______________________________

SIGNATURE

Dated: __________ ______________________________

PLEASE PRINT NAME AND TITLE

Accepted at New York, New York, NYSE MKT LLC

By: ______________________________

SIGNATURE

Dated: __________ ______________________________

PLEASE PRINT NAME AND TITLE

NYSE MKT

Form last updated October 24, 2012
For internal Use Only

Application #:__________ ____________

Approval Date:____________________

ADDITIONAL LISTING APPLICATION

Section I Company and Issue Description

Company Name____

Address____

City, State, Zip Code____________________________________

Contact Name and Title ____________________________________

Telephone # Fax #__________________E-mail____________________

Transfer Agent____

Telephone # Fax #________________________________

Listed Security ________________ Trading Symbol_______________ Par Value__________________

Total shares issued and outstanding____________________________ as of ____________________

Shares held in treasury ____________________________________as of ____________________

Section II Transaction Details

The Company hereby makes application to the NYSE MKT for the additional listing of the following shares:

Shares[1]	Purpose[2]	Date of Board Authorization	Date of Shareholder Authorization (if applicable)	Anticipated Date of Issuance

____________________Total Shares

---

[1] For a forward stock split or stock dividend, make application for the difference between the shares issued and outstanding (i) prior to the split/dividend and (ii) after the split/dividend. (Note: any shares listed in Line 2 of the Reconciliation Sheet will automatically be affected by the factor of the split/dividend.) For listing of any ad hoc shares in connection with a dividend payment on a preferred stock (or notes), those shares should be listed in the Shares column. For any substitution listing (e.g., reverse split, reincorporation or reorganization) the shares should be listed as "N/A".

[2] For example, acquisition, private placement, stock option plan, stock split, inducement grant, etc.

Section III Insider Participation and Future Potential Issuances

__Yes __No Does any Director, Officer or principal shareholder of the Company have a direct or indirect interest in the transactions?

__Yes __No Does the transaction potentially require the Company to issue any shares in the future above the amount currently applied for? (For example for an earn-out, price protection, or reset provision.)

* *If yes provide complete details in the space below of such insider interest along with Audit Committee minutes (if applicable) and/or of such future potential issuance(s).* Attach a rider if additional space is needed.

Section IV Information for a Technical Original Listing

Check all applicable categories **Effective Date**

___ Reverse Stock Split Ratio of _______-for- ______________________________

___ Change in state of incorporation from _________ to ______________________________

___ Other (please describe briefly):____

Does the transaction require the turn-in of listed securities or stock certificates? ___ Yes ___ No

Complete the Reconciliation Sheet for any Technical Original Listing (See Appendix A).

Section V Information for a Forward Stock Split or Stock Dividend

Forward Stock Split Ratio: ________-for-________

Or

Stock Dividend per Share: ____________%

Record Date: ______________________ Payment Date: ______________________

Complete the Reconciliation Sheet for any forward or reverse stock split or stock dividend (See Appendix A).

Section VI Attachments and Signature

The following Company documents are incorporated by reference into this Additional Listing Application. If any such documents are filed via EDGAR, then indicate under what cover they are filed, the filing date and the exhibit number:

a)

b)

c)

d)

e)

f)

g)

h)

i)

j)

The Company hereby applies for the listing of the above mentioned additional shares and the undersigned hereby certifies that the statements made herein, and the papers and exhibits submitted in support hereof are, to the best of such person's knowledge and belief, true and correct.

By: ______________________________
(Duly Authorized Officer)

Print Name: ______________________________

Title: ______________________________

Date: ______________________________

Appendix A Reconciliation Sheet

Complete the following table with listed and unlisted share amounts. Use estimates where needed to account for option exercises, etc. between the record date and the effectiveness of the split, dividend or substitution.

1. Shares issued and outstanding *after* the substitution event: ____________________

Listed Reserves previously approved by NYSE MKT

Include shares underlying stock option plans, warrants, or other convertible instruments that have been previously approved by the NYSE MKT. Derivatives previously exercised (or partially exercised) should be netted out since they are included in line 1.

Purpose	Amount Before Technical Original	Amount After Technical Original

2. Total Listed Reserves after Technical Original: ____________________

3. Add lines 1 and line 2 together: ____________________

Unlisted Reserves not yet approved by NYSE MKT:

If the Company has not yet listed securities reserved for future issuance (e.g., shares underlying newly created stock option plans, warrants or other convertible instruments), please complete the following table.

Purpose	Amount Before	Amount After

4. Total Unlisted Reserves after Technical Original: ____________________

5. Total authorized for issuance by the Company (add lines 3 and 4): ____________________

Appendix B Filing Instructions (See also Part 3 of NYSE MKT Company Guide)

The NYSE MKT Company Guide can be accessed at http://wallstreet.cch.com/AMEX/CompanyGuide/ .

The Application for Listing of Additional Shares (pdf format only) can be located at http://usequities.nyx.com/listings/forms-applications.

Where to file:

NYSE MKT
Corporate Compliance
20 Broad Street, 23rd Floor
New York, NY 10005

When to file:

Applications should be filed at least one to two weeks in advance of the date by which the Company wishes to issue additional NYSE MKT-listed securities.

In the case of a proposed charter amendment under which a previously listed security is to be changed into a new security ("Technical Original Listing"), the time schedule should be so arranged that the substitution of the new security for the old security may be effected without any interruption in trading.

When it is essential that the securities be fully qualified for admission to trading by a certain date, the Exchange should be consulted at the earliest possible moment in order that a satisfactory time schedule may be arranged. This is particularly important in the case of rights offerings or exchange offerings.

Listing Fees (Section 142 of NYSE MKT Company Guide):

The listing fees should accompany the application and may be paid via wire transfer or by check. If paying by check, make payable to the NYSE Market Inc. A company check or check from the company's law firm is acceptable. It does not need to be a certified check.

Additional Listing—$0.02 per share subject to a minimum fee of $2,000 and a maximum fee of $45,000 per application subject to an annual maximum per company of $65,000 (based on calendar year and date the application was filed with the Exchange). Fees will not be assessed for reissuances of treasury shares.

Technical Original Listing—$7,500 flat fee ($10,000 for a Reverse Merger plus the variable fee, if applicable)

Reverse Stock Split—$7,500 flat fee

Wiring instructions—Available upon request

What supporting documentation to include with the application (by transaction type):

Private Placement

- Cover letter briefly describing the salient terms of the transaction, including total consideration given and received by the Company, any conversion features, potential future issuances (e.g., price protections or resets, etc.), participation by insiders, comparison of per share selling price to current market and book values, and the use of proceeds
- Listing fees (see fee schedule above)
- Complete list of investors' legal names with their respective purchase amounts
- Applicable transaction documents:
    - private placement memorandum
    - stock purchase or subscription agreement
    - form of warrant or warrant agreement/placement agent warrant
    - form of debenture or note
    - certificate of designation
    - placement memorandum
    - registration rights agreements
    - audit committee minutes (for related party transactions)[3]
    - inspector of election results (if transaction submitted to a vote)
- List of shareholders participating in the transaction

Merger or Acquisition

- Cover letter briefly describing the salient terms of the transaction, including a description of the assets acquired, the value of such assets and the total consideration paid, including any potential future issuances (e.g., earn-outs), and a complete description of any direct or indirect interest by Officers, Directors, Employees and/or principal shareholders of the Company in the company or assets to be acquired, or in the consideration to be paid
- Listing fees (see fee schedule above)
- Merger agreement or asset purchase agreement
- Financial statements of the target. If the securities to be listed are in connection with the acquisition of substantially all, or of a controlling interest in, a target's assets, include:
    - most recent audited financial statements; in cases where independently audited financial statements are not available, a manually signed statement certified by the chief accounting officer of the target must be submitted
    - latest interim or quarterly statements of the target
- Audit Committee minutes (for related party transactions)
- Inspector of election results (if transaction submitted to a vote)

[3] Sales of stock (or securities convertible into common stock) should not be sold at a discount to officers or directors unless shareholder approval is obtained first.

Public Offering, Shelf Offering, or ATM offering/Equity Distribution

- Cover letter briefly describing the transaction, including anticipated date of pricing, the first date the new shares are eligible to be traded and the effective date of registration statement.
- Listing fees (see fee schedule above)
- Preliminary prospectus
- Underwriting agreement
- List of shareholders taking down 10% or more of the offering or becoming a 5% shareholder as a result of the offering
- For ATM offering/equity distribution: Confirmation Letter (See sample in Appendix E)

Stock Option or Compensatory/Remuneration Plan

- Listing fees (see fee schedule above)
- Proxy statement and Inspector of election results
- Copy of the plan

Employment Inducement Grant

- Cover letter identifying the new hire by full legal name (including middle name), title, the new hire's employment history (covering a minimum of the last five years) and approximate start date. The Company should also make representation that the grant is an inducement material to the new hire entering into employment with the Company
- Listing fees (see fee schedule above)
- Employment agreement
- Press release announcing the material terms of the grant, including the recipient of the grant and the number of shares involved
- Independent Compensation Committee resolutions approving the grant. In lieu of a compensation committee meeting a Company may rely on a majority of its independent directors, meeting as a stand-alone body, to approve the inducement grant
- Copy option agreement or warrant agreement (if applicable)

Professional Service Fee or Consulting Arrangement

- Cover letter identifying the entity or individual performing the service, what specific services will be performed, the duration of the contract and whether or not the shares being issued are eligible to be registered on a Form S-8 with the SEC (if the shares are not eligible to be registered on a S-8, indicate so). If an entity is signing the agreement on behalf of the consultant, please identify the control person(s) by full legal name (including middle name)
- Listing fees (see fee schedule above)
- Consulting agreement and copy of warrant/option agreement (if applicable)
- Inspector of election results (if stockholder approval is required under Section 711).

Litigation Settlement

- Cover letter identifying the recipient of the shares, the dispute or lawsuit being settled and the amount of consideration being paid
- Listing fees (see fee schedule above)
- Settlement Agreement
- Copy of warrant agreement or option agreement (if applicable)

Employee Stock Purchase Plan/401K Plan/DRIP

- Cover letter briefly describing the plan
- Listing fees (see fee schedule above)
- Copy of the plan
- Inspector of election results (where applicable)

Rights Offering (application for "poison pills" not required unless being triggered)

- Cover letter briefly describing the offering
- Listing fees (see fee schedule above)
- Prospectus

Forward Stock Split or Stock Dividend

- Cover letter
- Listing fees (see fee schedule above)
- Reconciliation Sheet (see Appendix A)

Technical Original Listing: Reverse Stock Split

- Cover letter briefly describing the reverse split, the number of shares in the public float (post-split)
- and the approximate number of round-lot shareholders (post-split)
- $7,500 listing fee
- Reconciliation Sheet (see Appendix A)
- Inspector of election results (if stockholder approval was required)

Technical Original Listing: Reincorporation or Reorganization

- Cover letter briefly describing the reorganization
- $7,500 listing fee
- Reconciliation Sheet (see Appendix A)
- New Listing Agreement
- Any other applicable documents (e.g., 8-A, amended charter or new articles of incorporation)

Appendix C   Investor Questionnaire

If any investor(s) will become a 5% holder as a result of the transaction, or potentially become a 5% holder as a result of the transaction (through exercise of warrants or price resets, for example), then please complete a questionnaire for each such investor and return it with the application or submit it once available but prior to NYSE MKT's approval.

As you are aware, the NYSE MKT routinely performs due diligence on investors who have entered into transactions with NYSE MKT-listed companies. In an effort to expedite this process, please respond as accurately as possible to the questions listed below for ______________________________ (the INVESTOR) as covered in the application recently submitted on behalf of _________________________(the LISTED COMPANY).

1. Specify whether the investor is a domestic or offshore entity.

2. Provide the country of domicile or registry of the investor.

3. Is the investor a private equity fund, investment manager or other?

4. List all officers, directors, controlling shareholders and individuals with dispositive power and voting control over the additional shares/securities.

   a) e)

   b) f)

   c) g)

   d) h)

5. The bank from which the investor has wired or will wire the funds from.

6. Does the investor intend to hold the shares in its own name or street name?

7. Which brokerage firm will the investor use to hold the shares, if any?

8. Is there any affiliation to any other investors, directly or indirectly?

9. How was the investor contacted for an investment in the Company?

Appendix D The Aggregation Test

For purposes of the stockholder approval requirements (for example, Section 712 and 713 of the NYSE MKT Company Guide), Staff will aggregate two or more transactions when they in substance constitute parts of one larger transaction. While each situation involves a "facts and circumstances" analysis, the following factors are considered:

- Use of proceeds – For example, will the funds raised be used for the same or related purpose and/or will the funds raised in one of the transactions be used to finance another of the transactions?
- Timing – For example, were the transactions agreed to and/or completed within close time proximity to each other? While there is no "safe harbor," generally transactions not within six months of each other will not be aggregated absent other compelling factors.
- Commonality of investors – For example, is there a substantial overlap between the investors or other participants in the transactions?
- Contingencies – For example, is one or more of the transactions contingent on completion of another of the transactions?
- Single plan of financing – For example, do the transactions constitute a single plan of financing? Was one contemplated at the time of the other?

Appendix E ATM offering/Equity Distribution confirmation letter

In connection with the Company's supplemental listing application dated [date] for its equity distribution agreement (the "Distribution Agreement") dated [date] with [agent] as distribution agent (the Distribution Agent'), under which the Distribution Agent may sell securities in public market transactions reported on the consolidated tape (i.e., "at-the-market" or "ATM" transactions) or privately negotiated transactions, which may include block trades, this confirms:

1. The Company understands that any sales that are not at-the-market transactions are subject to the applicable limitations contained in Sections 711 and 713 of the NYSE MKT Company Guide (the "Company Guide"). Calculations for purposes of applying applicable provisions of Sections 711 and 713 will be based on the Company's issued and outstanding shares of common stock on the date of the Distribution Agreement. Unless the applicable sales are at-the-market transactions or prior shareholder approval is obtained, the Company will not:

- *a) sell shares of common stock or securities convertible into or exercisable for common stock equal to 20% or more of its shares outstanding at a price less than the greater of book or market value of the common stock;*
- *b) sell any shares of common stock or securities convertible into or exercisable for common stock to officers or directors at a price less than the greater of book or market value of the common stock; or*
- *c) sell shares of common stock or securities convertible into or exercisable for common stock in any transaction that would result in a change of control.*

2. The Company understands that NYSE MKT may consider any two or more sales made in transactions that are not at-the-market transactions a series of related transactions and treat them as a single transaction for purposes of Section 713.

NYSE

NYSE MKT Domestic Company Corporate Governance Affirmation

Company Name:

Symbol:

Type of Affirmation: ☐ Initial[1] ☐ Annual

Notice of Non-compliance: ☐ Yes[2] ☐ No

Part I.

INSTRUCTIONS: Please provide the following information for each director currently serving, or who will be serving as of the day of listing, on the Company's board of directors. Please indicate with a "√" whether a director serves on the Company's audit committee, compensation committee or nominating committee. Please include an asterisk (*) next to the name of each director that has been deemed independent for purposes of Rule 10A-3 ("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act") and service on the Company's audit committee.

DIRECTOR DETAILS:

	Director Name	Board Class	Term End	Section 803A Independent (Y/N)	AC[3]	CC[4]	NC[5]
1.							
2.							
3.							
4.							
5.							
6.							
7.							
8.							
9.							
10.							
11.							
12.							
13.							
14.							
15.							
16.							
17.							
18.							
19.							
20.							

[1] Companies that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
[2] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company's CEO.
[3] Serves on the Audit Committee
[4] Serves on the Compensation Committee
[5] Serves on the Nominating/Corporate Governance Committee

NYSE

Part II.

INSTRUCTIONS: Please check only one box that best describes the Company:

☐ Lists common equity securities on the NYSE MKT and does not fit any of the other categories listed below

☐ Qualifies as a controlled company

☐ Is a limited partnership

☐ Is in bankruptcy

☐ Is a smaller reporting company

Part III.

INSTRUCTIONS: Companies listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE MKT Company Guide (the "Company Guide"). In response to each item below, please check the box beside the single affirmation that is most applicable to the Company. Please note that, depending on the affirmation made, an item may require the Company to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to, or transition periods for, compliance with certain of the requirements. If the Company is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

1. Director Independence: Sections 802(a) and 803A of the Company Guide

☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.

☐ **For smaller reporting companies only:** I hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and its board of directors is comprised of at least 50% independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the one year transition period provided for in Section 809 of the Company Guide. I further hereby certify that the Company's board of directors will be comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide (or 50% independent in the case of a smaller reporting company as required by Section 801(h) of the Company Guide) by the end of the one year transition period.

☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

NYSE

2. Board of Directors Meetings / Executive Sessions: Section 802(c) of the Company Guide

☐ I hereby certify that the Company's Board of Directors meets (or will meet, in the case of an Initial Affirmation) on at least a quarterly basis. I further hereby certify that the independent directors have, or will have (in the case of an Initial Affirmation), regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management as required by Section 802(c) of the Company Guide.

☐ The Company is unable to make one of the affirmations set forth in this Item 2 and is therefore non-compliant for the following reason:

3. Nominating Committee: Section 804 of the Company Guide

☐ I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period. I further hereby certify that the Company's nominating committee (or board of directors) has a written charter or board resolution that meets the requirements of Section 804 of the Company Guide.

☐ **For companies relying on the exception provided for in Section 804(b) of the Company Guide:** I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 804(b) of the Company Guide and the board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 804(b) of the Company Guide.

☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 3 and is therefore non-compliant for the following reason:

4. Compensation Committee: Section 805 of the Company Guide

☐ I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the board has affirmatively determined that all of the members of the compensation committee or, in the case of a company that does not have a compensation committee, all of the independent directors, are independent under Section 805(c)(1) of the Company Guide.

☐ **For smaller reporting companies only:** I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and is therefore exempt from compliance with the independence requirements set forth in Sections 805(c)(1) and 805(c)(4) of the Company Guide.

☐ **For smaller reporting companies relying on the exception provided for in Section 805(b) of the Company Guide:** I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide, subject to the exception provided for in Section 805(b) of the Company Guide. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 805(b) of the Company Guide and that the board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 805(b) of the Company Guide.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period.

☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 4 and is therefore non-compliant for the following reason:

5. Audit Committee: Section 803B of the Company Guide

☐ I hereby certify that (i) the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For smaller reporting companies only:** I hereby certify that (i) the Company has an audit committee of at least two members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For companies that are relying on the exception provided for in Section 803B(2)(b) of the Company Guide (not available to those that are smaller reporting companies):** I hereby certify that the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt from) in conformity with Section 803B of the Company Guide, subject to the exception provided for in Section 803B(2)(b) of the Company Guide The Company's audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. The board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 803B(2)(b). I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance by the end of the transition period. I further hereby certify that the audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ The Company is unable to make one of the affirmations set forth in this Item 5 and is therefore non-compliant for the following reason:

6. For those companies relying on an individual or company exemption from the independence requirements of Rule 10A-3(b)(1) in Item 5, above, please identify and briefly describe the basis for such exemption below. If not relying on any such exemption, please indicate "N/A" below.

NYSE

7. Code of Conduct and Ethics: Section 807 of the Company Guide

☐ I hereby certify that the Company has adopted a code of conduct and ethics that complies with Section 807 of the Company Guide.

☐ The Company is unable to make one of the affirmations set forth in this Item 7 and is therefore non-compliant for the following reason:

8. Other Non-Compliance: Part 8 of the Company Guide

☐ Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Part 8 of the Company Guide for the following reason:

I have been authorized by the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/

Note: The Company's Chief Executive Officer is required to separately complete and submit the Annual CEO Certification which is not applicable at time of initial listing.

NYSE

NYSE MKT Foreign Private Issuer/Foreign-Based Entity
Corporate Governance Affirmation

Company Name:

Symbol:

Type of Affirmation: ☐ Initial[1] ☐ Annual

Notice of Non-compliance: ☐ Yes[2] ☐ No

Part I.

INSTRUCTIONS: Please provide the following information for each director currently serving, or who will be serving as of the day of listing, on the Company's board of directors. Please indicate with a "√" whether a director serves on the Company's audit committee, compensation committee or nominating committee. Please include an asterisk (*) next to the name of each director that has been deemed independent for purposes of Rule 10A-3 ("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act") and service on the Company's audit committee.

DIRECTOR DETAILS:

	Director Name	Board Class	Term End	Section 803A Independent (Y/N)	AC[3]	CC[4]	NC[5]
1.							
2.							
3.							
4.							
5.							
6.							
7.							
8.							
9.							
10.							
11.							
12.							
13.							
14.							
15.							
16.							
17.							
18.							
19.							
20.							

[1] Companies that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
[2] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company's CEO.
[3] Serves on the Audit Committee
[4] Serves on the Compensation Committee
[5] Serves on the Nominating/Corporate Governance Committee

NYSE

Part II.

INSTRUCTIONS: Please check only one box that best describes the Company:

☐ Lists common equity securities on the NYSE MKT and does not fit any of the other categories listed below

☐ Qualifies as a controlled company

☐ Is a limited partnership

☐ Is in bankruptcy

☐ Is a smaller reporting company

Part III.

INSTRUCTIONS: Companies listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE MKT Company Guide (the "Company Guide"). In response to each item below, please check the box beside the single affirmation that is most applicable to the Company. Please note that, depending on the affirmation made, an item may require the Company to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Company is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

If the Company is relying on an exemption pursuant to Section 110 of the Company Guide, it must provide English language disclosure of any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to the Exchange's standards. This disclosure may be provided either on the Company's website and/or in its annual report that it is required to file with the U.S. Securities and Exchange Commission ("SEC") that includes audited financial statements (including on Forms 10-K, 20-F, or 40-F). If the disclosure is only available on the website, the annual report must so state and provide the web address at which the information may be obtained. For each relevant section that follows, please include in the comments section the location of the Company's disclosure.

1. Director Independence: Sections 802(a) and 803A of the Company Guide

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.

☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.

☐ **For smaller reporting companies only:** I hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and its board of directors is comprised of at least 50% independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the one year transition period provided for in Section 809 of the Company Guide. I further hereby certify that the Company's board of directors will be comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide (or 50% independent in the case of a smaller reporting company as required by Section 801(h) of the Company Guide) by the end of the one year transition period.

NYSE

☐ **For controlled companies, limited partnerships and companies in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

2. <u>Board of Directors Meetings / Executive Sessions: Section 802(c) of the Company Guide</u>

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.

☐ I hereby certify that the Company's Board of Directors meets (or will meet, in the case of an Initial Affirmation) on at least a quarterly basis. I further hereby certify that the independent directors have, or will have (in the case of an Initial Affirmation), regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management as required by Section 802(c) of the Company Guide.

☐ The Company is unable to make one of the affirmations set forth in this Item 2 and is therefore non-compliant for the following reason:

3. <u>Nominating Committee: Section 804 of the Company Guide</u>

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.

NYSE

☐ I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period. I further hereby certify that the Company's nominating committee (or board of directors) has a written charter or board resolution that meets the requirements of Section 804 of the Company Guide.

☐ **For companies relying on the exception provided for in Section 804(b) of the Company Guide:** I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 804(b) of the Company Guide and the board has made, or will make, the requisite disclosures of its reliance on the exceptions provided for in Section 804(b) of the Company Guide.

☐ **For controlled companies only, limited partnerships and companies in bankruptcy:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 3 and is therefore non-compliant for the following reason:

4. Compensation Committee: Section 805 of the Company Guide

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure. Please note that any foreign based entity that is a foreign private issuer (as defined in Exchange Act Rule 3b-4(c)) can avail itself of an exemption from the requirements of Section 805(c) hereof.

☐ I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the board has affirmatively determined that *all* of the members of the compensation committee or, in the case of a company that does not have a compensation committee, *all* of the independent directors, are independent under Section 805(c)(1) of the Company Guide.

☐ **For smaller reporting companies only:** I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and is therefore exempt from compliance with the independence requirements set forth in Sections 805(c)(1) and 805(c)(4) of the Company Guide.

☐ **For smaller reporting companies relying on the exception provided for in Section 805(b) of the Company Guide:** I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide, subject to the exception provided for in Section 805(b) of the Company Guide. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 805(b) of the Company Guide and that the board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 805(b) of the Company Guide.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period.

☐ **For controlled companies, limited partnerships and companies in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

☐ The Company is unable to make one of the affirmations set forth in this Item 4 and is therefore non-compliant for the following reason:

5. <u>Audit Committee: Section 803B of the Company Guide</u>

☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.

☐ I hereby certify that (i) the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

NYSE

☐ **For smaller reporting companies only:** I hereby certify that (i) the Company has an audit committee of at least two members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For companies that are relying on the exception provided for in Section 803B(2)(b) of the Company Guide (not available to those that are smaller reporting companies):** I hereby certify that the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt from) in conformity with Section 803B of the Company Guide, subject to the exception provided for in Section 803B(2)(b) of the Company Guide. The board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 803B(2)(b). The Company's audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance by the end of the transition period. I further hereby certify that the audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

☐ The Company is unable to make one of the affirmations set forth in this Item 5 and is therefore non-compliant for the following reason:

6. For those companies relying on an individual or company exemption from the independence requirements of Rule 10A-3(b)(1) in Item 5, above, please identify and briefly describe the basis for such exemption below. If not relying on any such exemption, please indicate "N/A" below.

NYSE

7. Code of Conduct and Ethics: Section 807 of the Company Guide

☐ I hereby certify that the Company has adopted a code of conduct and ethics that complies with Section 807 of the Company Guide.

☐ The Company is unable to make one of the affirmations set forth in this Item 7 and is therefore non-compliant for the following reason:

8. Other Non-Compliance: Part 8 of the Company Guide

☐ Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Part 8 of the Company Guide for the following reason:

I have been authorized by the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/

Note: The Company's Chief Executive Officer is required to separately complete and submit the Annual CEO Certification which is not applicable at time of initial listing.

NYSE

Appendix A:

Rule 10A-3 exemptions for a foreign private issuer[6]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for a company listing in connection with an initial public offering of securities.[7]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed company and an affiliate to serve on the audit committee of the listed company.[8]

Rule 10A-3(b)(1)(iv)(C) – This provision provides an exemption to allow an employee who is not an executive officer to serve on the audit committee if elected/named to the board or the audit committee pursuant to the listed company's governing law or documents, an employee collective bargaining agreement or other similar agreement or other home country legal or listing requirements.[7]

Rule 10A-3(b)(1)(iv)(D) – This provision provides an exemption to allow a director who is an affiliate of or a representative of an affiliate of the listed company to be a member of the audit committee to the extent that the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the company.[7]

Rule 10A-3(b)(1)(iv)(E) – This provision provides an exemption for a director who is the representative or designee of a foreign government or foreign governmental entity that is an affiliate of the company to the extent the director is not an executive officer of the company.[7]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.[7]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the company is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.[8]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.[8]

---

[6] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.

[7] A company is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

[8] A company is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

Rule 10A-3(c)(3) – This provision provides a general exemption from the requirement to have an audit committee for a company that meets the following requirements:

- The company has a board of auditors (or similar body) or has statutory auditors, established and selected pursuant to home country legal or listing provisions.
- The board or body, or statutory auditors, is required by home country legal or listing requirements to be either: (A) separate from the board of directors; or (B) composed of one or more members of the board of directors and one or more members that are not also members of the board of directors.
- The board or body, or statutory auditors, are not elected by management of the company and no executive officer of the company is a member of such board or body or statutory auditor.
- Home country legal or listing provisions set forth or provide for standards for the independence of such board or body, or statutory auditors, from the company or its management.
- Such board or body, or statutory auditors, in accordance with any applicable home country legal or listing requirements or the company's governing documents, are responsible, to the extent permitted by law, for the appointment, retention and oversight of the work of any public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company.
- The audit committee requirements of paragraphs 10A-3(b)(3) (Complaint procedures), 10A-3(b)(4) (Authority to engage advisors) and 10A-3(b)(5)(Funding) apply to the extent permitted by law.[7]

NYSE

NYSE MKT Special Entity Corporate Governance Affirmation

Issuer:

Symbol:

Type of Affirmation: ☐ Initial[1] ☐ Annual

Notice of Non-compliance: ☐ Yes[2] ☐ No

NOTE: This form is to be used by an issuer that has only debt or preferred securities listed on the NYSE MKT or by asset-backed issuers, other passive business organizations (such as royalty trusts), or derivatives and special purpose securities listed on the NYSE MKT. Pursuant to Section 801(c) and 801(g), these issuers are subject solely to the requirements of Sections 803 to the extent required by Rule 10A-3 under the Securities Exchange Act of 1934 and 810(b) and 810(c).

Part I.

INSTRUCTIONS: Please provide the following information for each board member currently serving, or who will be serving as of the day of listing, on the Issuer's audit committee. Please indicate each audit committee member that has been deemed independent for purposes of Rule 10A-3 ("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act").

AUDIT COMMITTEE DETAILS:

	Name of Audit Committee Member	Rule 10A-3 Independent (Y/N)
1.		
2.		
3.		
4.		
5.		
6.		
7.		
8.		
9.		
10.		
11.		
12.		
13.		
14.		
15.		

[1] Issuers that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
[2] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.

Please provide the following information for each independent director identified in the chart above. Alternatively, a reference to the location of the disclosure in the Issuer's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).

[redacted]

<u>Part II.</u>

INSTRUCTIONS: Please check only one box that best describes the Issuer:

☐ Is an issuer that has only debt listed
☐ Is an issuer that has only preferred securities listed
☐ Is an asset-backed issuer
☐ Is an other passive business organization (such as a royalty trust)
☐ Is an issuer of derivatives and/or special purpose securities

<u>Part III.</u>

INSTRUCTIONS: Issuers listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE MKT Company Guide (the "Company Guide"). In response to each item below, please check the box beside the single affirmation that is most applicable to the Issuer. Please note that, depending on the affirmation made, an item may require the Issuer to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Issuer is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

1. <u>Audit Committee: Section 803 of the Company Guide</u>

☐ I hereby certify that the Issuer's audit committee meets the requirement of Rule 10A-3 of the Exchange Act.

NYSE

☐ I hereby certify that the Issuer's audit committee is relying on an exemption from Rule 10A-3 of the Exchange Act. State below which Rule 10A-3 exemptions the Issuer or any individual member of its audit committee is relying on and briefly describe the basis for such exemption below: (Appendix A provides a brief description of the available Rule 10A-3 exemptions.)

☐ The Issuer is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

2. Other Non-Compliance: Part 8 of the Company Guide

☐ Apart from any non-compliance specific to the preceding sections, the Issuer is non-compliant with Part 8 of the Company Guide for the following reason:

I have been authorized by the Issuer and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/

NYSE

Appendix A:

Rule 10A-3 exemptions for a special entity[3]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for an issuer listing in connection with an initial public offering of securities.[4]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed issuer and an affiliate to serve on the audit committee of the listed issuer.[5]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.[4]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the issuer is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.[5]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.[5]

[3] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.
[4] An issuer is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.
[5] An issuer is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

NYSE

NYSE MKT Open-end and Closed-end Management Investment Company Corporate Governance Affirmation

Issuer:

Symbol:

Type of Affirmation: ☐ Initial[1] ☐ Annual

Notice of Non-compliance: ☐ Yes[2] ☐ No

NOTE: This form is to be used by a domestic or foreign issuer that has only open or closed-end funds listed on the NYSE MKT and, pursuant to Section 801(d), is subject solely to the requirements of Sections 802(e), 803B(1) (closed-end only), 803B(4) and the other provisions of Section 803 to the extent required by Rule 10A-3 under the Securities Exchange Act of 1934 and 810.

Part I.

INSTRUCTIONS: Please provide the following information for each board member currently serving, or who will be serving as of the day of listing, on the Issuer's audit committee. Please indicate each audit committee member that has been deemed independent for purposes of Rule 10A-3 ("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act").

AUDIT COMMITTEE DETAILS:

	Name of Audit Committee Member	Rule 10A-3 Independent (Y/N)
1.		
2.		
3.		
4.		
5.		
6.		
7.		
8.		
9.		
10.		
11.		
12.		
13.		
14.		
15.		

[1] Issuers that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
[2] If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.

Please provide the following information for each independent director identified in the chart above. Alternatively, a reference to the location of the disclosure in the Issuer's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).

[redacted]

Part II.

INSTRUCTIONS: Please check only one box that best describes the Issuer:

☐ Is an open-end management investment company

☐ Is a closed-end management investment company

Part III.

INSTRUCTIONS: Issuers listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE MKT Company Guide (the "Company Guide"). In response to each item below, please check the box beside the single affirmation that is most applicable to the Issuer. Please note that, depending on the affirmation made, an item may require the Issuer to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Issuer is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

1. Audit Committee: Section 803 of the Company Guide

☐ **For open-end management investment companies only:** I hereby certify that the Issuer has, and will continue to have, an Audit Committee whose members satisfy the requisite independence standards specified in Section 803A of the Company Guide (if applicable) and Rule 10A-3(b)(1) of the Exchange Act (subject to any applicable exceptions and cure periods).

NYSE

☐ **For closed-end management investment companies only:** I hereby certify that (i) the Issuer has, and will continue to have, an Audit Committee whose members satisfy the requisite independence standards specified in Section 803A of the Company Guide (if applicable) and Rule 10A-3(b)(1) of the Exchange Act (subject to any applicable exceptions and cure periods) and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide.

☐ The Issuer is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

2. I hereby certify that the Issuer's audit committee is relying on an exemption from Rule 10A-3 of the Exchange Act. Please state below which Rule 10A-3 exemptions the Issuer or any individual member is relying on and briefly describe the basis for such exemption below. If not relying on any such exemption, please indicate "N/A" below. (Appendix A provides a brief description of the available Rule 10A-3 exemptions.)

3. <u>Other Non-Compliance: Part 8 of the Company Guide</u>

☐ Apart from any non-compliance specific to the preceding sections, the Issuer is non-compliant with Part 8 of the Company Guide for the following reason:

I have been authorized by the Issuer and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Name:

Title:

Date submitted:

Telephone number:

E-mail address:

Signature: /s/

NYSE

Appendix A:

Rule 10A-3 exemptions for an open-end and closed-end management investment companies[3]:

Rule 10A-3(b)(1)(iv)(A) – This provision provides a transitional exemption for an issuer listing in connection with an initial public offering of securities.[4]

Rule 10A-3(b)(1)(iv)(B) – This provision provides an exemption to allow an otherwise independent director who serves on the board of directors of both a listed issuer and an affiliate to serve on the audit committee of the listed issuer.[5]

Rule 10A-3(b)(1)(iv)(F) – This provision provides that the U.S. Securities and Exchange Commission may grant a director an exemption from the independence requirements of Rule 10A-3.[4]

Rule 10A-3(c)(1) – This provision provides a general exemption from the requirement to have an audit committee where the issuer is listing securities but satisfies the requirements of Rule 10A-3 with respect to another class of securities already listed on a national securities exchange or national securities association.[5]

Rule 10A-3(c)(2) – This provision provides a general exemption from the requirement to have an audit committee for subsidiaries that are listed on a national securities exchange or market where the subsidiary's parent company satisfies the requirements of Rule 10A-3 with respect to a class of equity securities already listed on a national securities exchange or market and the subsidiary:

- is directly or indirectly consolidated by the parent; or
- is at least 50% beneficially owned.

This exemption does not apply to a subsidiary that has issued equity securities, other than non-convertible, non-participating preferred securities.[5]

---

[3] This summary of the provisions of Rule 10A-3 is provided for convenience only. It is not a verbatim statement of those rules and is intended solely to assist in understanding potential exemptions. This summary should not under any circumstances be relied upon as an authoritative statement of Rule 10A-3.

[4] An Issuer is required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

[5] An Issuer is not required to disclose reliance on this exemption in its annual report filed with the U.S. Securities and Exchange Commission.

NYSE MKT

SAMPLE UNDERWRITER'S LETTER

(To be provided on underwriter's letterhead)

DATE

Mr./Ms.____________________
NYSE MKT LLC
11 Wall Street, 10th Floor
New York, NY 10005

Re: ____(Company Name)______

Dear Mr./Ms. :

We are acting as representatives of the underwriters in connection with ______________ (the "Company") initial public offering of (number and issue). We are currently organizing a syndicate to include approximately_________ securities firms to underwrite and distribute the issue.

We understand that the listing criteria of the NYSE MKT LLC (the "Exchange") with respect to a public offering in excess of five hundred thousand (issue) requires a minimum of 800 public holders, or an offering in excess of one million (issue) requires a minimum of 400 public holders.

We can assure the Exchange that the distribution of the Company's (issue) in its initial public offering will satisfy or exceed the distribution requirements described above for listing on the Exchange. We will achieve these criteria by using our own retail sales offices, our institutional department, and the underwriting syndicate currently being organized.

We further agree that we will provide written notice (including a list of purchasers) to the Exchange, within five (5) days of the commencement of trading in the Company's securities, that this requirement has been satisfied.

Very truly yours,

By: ____
SIGNATURE

____
PLEASE PRINT NAME AND TITLE

LISTING FEES (§§140-146)

Sec. 140. ORIGINAL LISTING FEES

Stock Issues

The following fees will be charged in connection with the listing of new shares of common stock or common stock equivalents, including securities issued by non-U.S. companies:

Shares Outstanding	Fees
Less than 5,000,000 shares	$50,000
5,000,000 to 10,000,000 shares	$55,000
10,000,001 to 15,000,000 shares	$60,000
In excess of 15,000,000 shares	$70,000 ($75,000 as of January 1, 2013)

Effective January 1, 2013, an issuer shall be required to pay an Initial Application Fee of $5,000 in connection with applying to list shares of common or preferred stock or common stock equivalents on the Exchange, including securities issued by non-U.S. companies, except that an issuer:

(i) applying to transfer from a national securities exchange to list exclusively on the Exchange; or

(ii) applying to list on the Exchange that is already listed on any other national securities exchange

shall not be required to pay an Initial Application Fee in connection with the application for such listing or dual listing.

An issuer that is required to pay the Initial Application Fee shall pay such fee prior to receipt of eligibility clearance to list an equity security on the Exchange pursuant to the confidential pre-application eligibility review in §201. Payment of the Initial Application Fee, when required, is a prior condition to eligibility clearance being granted to list shares of common or preferred stock or common stock equivalents on the Exchange.

The Initial Application Fee is non-refundable and shall be applied towards applicable Original Listing Fees.

If an issuer pays an Initial Application Fee in connection with the application to list a common or preferred stock or common stock equivalent but does not immediately list such security, the issuer shall not be required to pay a subsequent Initial Application Fee if it later lists such security so long as:

(i) the issuer has a registration statement regarding such security on file with the Commission, or,

(ii) if the issuer withdraws its registration statement, the issuer refiles a registration statement regarding such security within 12 months of the date of such withdrawal.

Issues Listed under Section 106 (Currency and Index Warrants) and Section 107 (Other Securities)

Shares Outstanding	Fees
Less than 1,000,000 shares	$5,000
1,000,001 to 2,000,000 shares	10,000
2,000,001 to 3,000,000 shares	15,000
3,000,001 to 4,000,000 shares	17,500
4,000,001 to 5,000,000 shares	20,000
5,000,001 to 6,000,000 shares	22,500
6,000,001 to 7,000,000 shares	25,000
7,000,001 to 8,000,000 shares	27,500
8,000,001 to 9,000,000 shares	30,000
9,000,001 to 10,000,000 shares	32,500
10,000,001 to 15,000,000 shares	37,500
In excess of 15,000,000 shares	45,000

In the case of issuers that transfer from a national securities exchange to list exclusively on the Exchange or that are already listed on a national securities exchange, the Exchange will not charge an initial listing fee in connection with the transfer or dual listing of any category of securities.

Where the original listing of more than one class of stock is included in the same application, the fee is based on the aggregate number of shares of all such classes.

Warrants—The original (as well as the additional) listing fees for warrant issues are the same as those for stock issues. Annual fees applicable to listed warrants are set forth in Section 141.

Bonds—$100 per $1 million principal amount (or fraction thereof) with a minimum fee of $5,000 and a maximum fee of $10,000. In the case of an issuer listing more than one outstanding publicly traded debt security, the fee will be based on the aggregate principal amount of all of such issues provided they are included within a single application.

Index Fund Shares, Managed Fund Shares, Trust Issued Receipts, Commodity-Based Trust Shares, Currency Trust Shares, Paired Trust Shares, Partnership Units, Trust Units and Closed-End Funds—The original listing fee for Index Fund Shares listed under Rule 1000A-AEMI, Managed Fund Shares listed under Rule 1000B, Trust Issued Receipts listed under Rule 1200-AEMI, Commodity-Based Trust Shares listed under Rule 1200A-AEMI, Currency Trust Shares listed under Rule 1200B-AEMI, Paired Trust Shares listed under Rule 1400, Partnership Units listed under Rule 1500-AEMI, Trust Units listed under Rule 1600 and Closed-End Funds listed under Section 101 of the Company Guide is $5,000 for each series or Fund, with no application processing fee.

Special Shareholder Rights Plans—Upon the shareholder rights becoming exercisable and tradable separately:

- an original fee will be charged based on the number of shareholder rights then outstanding and on additional issuance of rights

- shareholder rights will be subject to the Exchange's continuing annual fee schedule.

Adopted.

February 6, 2002 (Amex-2001-100).

Amended.

August 1, 2003 (Amex-2003-41).

January 9, 2004 (Amex-2003-103).

August 26, 2004 (Amex-2004-070).

January 19, 2005 (Amex-2004-038).

September 12, 2005 (Amex-2005-024).

January 5, 2006 (Amex-2005-128).

March 7, 2006 (Amex-2005-124).

March 31, 2006 (Amex-2005-127).

May 9, 2006 (Amex-2005-125).

November 29, 2006 (Amex-2006-82).

January 12, 2007 (Amex-2007-03).

August 27, 2007 (Amex-2007-59).

December 3, 2007 (Amex-2006-96).

March 19, 2008 (Amex-2008-02).

September 29, 2008 (Amex-2008-62).

March 11, 2009 (NYSEALTR-2009-02).

October 16, 2012 (NYSEMKT-2012-51).

December 6, 2012 (NYSEMKT-2012-70).

December 10, 2014 (NYSEMKT-2014-103).

Sec. 141. ANNUAL FEES

Stock Issues

Shares Outstanding	Fee

50,000,000 shares or less	$30,000 ($35,000 as of January 1, 2015)
50,000,001 to 75,000,000 shares	$40,000 ($45,000 as of January 1, 2015)
In excess of 75,000,000 shares	$45,000 ($50,000 as of January 1, 2015)

Issues Listed Under Section 106 and Section 107 of the Company Guide;Rules 1000A—AEMI (Index Fund Shares) and 1000B(Managed Fund Shares); Rule 1200-AEMI (Trust Issued Receipts); Rule 1200A-AEMI (Commodity-Based Trust Shares); Rule 1200B-AEMI (Currency Trust Shares); Rule 1400 (Paired Trust Shares); Rule 1500-AEMI (Partnership Units); Rule 1600 (Trust Units); and Closed-End Funds

Shares or Units Outstanding	Fee
5,000,000 shares (units) or less	$15,000
5,000,001 to 10,000,000 shares (units)	17,500
10,000,001 to 25,000,000 shares (units)	20,000
25,000,001 to 50,000,000 shares (units)	22,500
50,000,001 to 100,000,000 shares (units)	30,000
100,000,001 or greater	50,000

The Board of Directors or its designee may, in its discretion, defer, waive or rebate all or any part of the applicable annual listing fee specified above for Stock Issues.

The annual fee is payable in January of each year and is based on the total number of all classes of shares (excluding treasury shares) and warrants according to information available on Exchange records as of December 31 of the preceding year. (The above fee schedule also applies to issuers whose securities are admitted to unlisted trading privileges.)

In the calendar year in which an issuer first lists, the annual fee will be prorated to reflect only that portion of the year during which the security has been admitted to dealings and will be payable within 30 days of the date the issuer receives the invoice, based on the total number of outstanding shares of all classes of stock at the time of original listing.

Index Fund Shares, Managed Fund Shares, Trust Issued Receipts, Commodity Based Trust Shares, Currency Trust Shares, Partnership Units, Trust Units and Paired Trust Shares—The annual fee for issues listed under Rule 1000A-AEMI (Index Fund Shares), Rule 1000B(Managed Fund Shares), Rule 1200-AEMI (Trust Issued Receipts), Rule 1200A-AEMI (Commodity-Based Trust Shares), Rule 1200B-AEMI (Currency Trust Shares), Rule 1400 (Paired Trust Shares), Rule 1500-AEMI (Partnership Units) and Rule 1600(Trust Units) is based upon the number of shares of a series of Index Fund Shares, Managed Fund Shares, Trust Issued Receipts, Commodity-Based Trust Shares, Currency Trust Shares, Paired Trust Shares, Partnership Units or Trust Units outstanding at the end of each calendar year. For multiple series of Index Fund Shares or Managed Fund Shares issued by an open-end management investment company, for multiple series of Trust Issued Receipts, for multiple series of Commodity-Based Trust Shares, for multiple series of Currency Trust Shares, for multiple series of Paired Trust Shares, for multiple series of Partnership Units or for multiple series of Trust Units, the annual listing fee is based on the aggregate number of shares in all series outstanding at the end of each calendar year. Annual listing fees are applied to each product class of a particular issuer separately. Therefore, for a particular issuer, the aggregate number of shares in all series outstanding at the end of each calendar year for each of Index Fund Shares, Managed Fund

Shares, Trust Issued Receipts, Commodity-Based Trust Shares, Currency Trust Shares, Paired Trust Shares, Trust Units and Closed-End Funds are separately calculated.

Closed-End Funds—The annual fee for a Closed-End Fund listed under Section 101 of the Company Guide is based upon the number of shares outstanding of such Fund at the end of each calendar year. For multiple Closed-End Funds of the same sponsor, the annual listing fee is based on the aggregate number of shares outstanding of all such Funds at the end of each calendar year. Annual listing fees are applied to each product class of a particular issuer separately. Therefore, for a particular issuer, the aggregate number of shares in all series outstanding at the end of each calendar year for each of Index Fund Shares, Managed Fund Shares, Trust Issued Receipts, Commodity-Based Trust Shares, Currency Trust Shares, Paired Trust Shares, Trust Units and Closed-End Funds are separately calculated.

Bond Issues—There is an annual fee of $5,000 for listed bonds and debentures of companies whose equity securities are not listed on the Exchange. The annual fee is payable in January of each year. In the calendar year in which a company lists, the annual fee will be prorated to reflect only that portion of the year during which the security was admitted to dealings. The Board of Directors or its designee may, in its discretion, defer, waive or rebate all or any part of the annual listing fee applicable to bonds.

Warrants Issues—Until December 31, 2014, listed warrants are subject to the same annual fees as common stock. Effective January 1, 2015, there is a flat annual fee of $5,000 for listed warrants. The annual fee is payable in January of each year. In the calendar year in which a company lists, the annual fee will be prorated to reflect only that portion of the year during which the security was admitted to dealings.

Late Fee—The Exchange will assess a late fee of $2,500 for failure to remit annual fees within 60 days of the invoice date (this fee does not apply to trust issued receipts, index fund shares, or debt issues).

NOTE: In all cases, if after payment in full of the annual fee for any year, all of the issuer's securities are removed from listing and registration, the Exchange will not reimburse that part of the annual fee applicable to the portion of the year remaining after the date of suspension from dealings.

Adopted.

November 15, 2001 (Amex-2001-58).

Amended.

February 6, 2002 (Amex-2001-100).

August 1, 2003 (Amex-2003-41).

January 9, 2004 (Amex-2003-103).

August 26, 2004 (Amex-2004-070).

January 19, 2005 (Amex-2004-038).

January 5, 2006 (Amex 2005-128).

March 7, 2006 (Amex-2005-124).

March 31, 2006 (Amex-2005-127).

April 26, 2006 (Amex-2006-33).

May 9, 2006 (Amex-2005-125).

June 6, 2006 (Amex-2006-20).

November 29, 2006 (Amex-2006-82).

January 12, 2007 (Amex-2007-03).

November 15, 2007 (Amex-2007-108).

December 3, 2007 (Amex-2006-96).

December 28, 2007 (Amex-2007-116).

March 19, 2008 (Amex-2008-02).

September 29, 2008 (Amex-2008-62).

March 11, 2009 (NYSEALTR-2009-02).

October 16, 2012 (NYSEMKT-2012-51).

September 19, 2014 (NYSEMKT-2014-79).

December 10, 2014 (NYSEMKT-2014-103).

Sec 142. ADDITIONAL LISTING FEES

(a) *Previously Listed Equity Issues*—Listing of additional shares subsequent to original listing—2¢ per share subject to a minimum fee of $2,000 (100,000 shares or less) ($7,500 as of January 1, 2015 (375,000 shares or less)) and a maximum fee of $45,000 (2,250,000 shares or more) ($65,000 as of January 1, 2015 (3,250,000 shares or more)) per application.

The annual maximum fee per issuer for listing additional shares shall be $65,000.

The above fees for listing additional shares apply to issuers whose securities are admitted to unlisted trading privileges, but does not apply to Nasdaq securities. The above fees for listing additional shares also do not apply to issuers that are already listed on a national securities exchange at the time they are first listed on the Exchange for a period of one year from the date of initial listing.

(b) *Previously Listed Debt Issues*—Listing of additional bonds subsequent to original listing—$150 per $1 million principal amount (or fraction thereof) with a minimum fee of $1,000 and a maximum fee of $12,000.

(c) *Different Class*—The schedule for original listing (§140) is applicable to the listing of securities of an issue, class or series not previously listed.

(d) *Application Fee for Technical Original Listings and Reverse Stock Splits.* The Exchange applies a $7,500 application fee for a Technical Original Listing if the change in the company's status is technical in nature and the shareholders of the original company receive or retain a share-for-share interest in the new company without any change in their equity position or rights. For example, a change in a company's state of incorporation or a reincorporation or formation of a holding company that replaces a listed company would be considered a Technical Original Listing. The $7,500 application fee also applies to a reverse stock split.

In the case of Technical Original Listing of bonds or warrants upon their assumption by a new obligor or issuer, the listing fee will be $500.

(e) *Merger or Consolidation*—If a listed company merges with or consolidates into one or more corporations, the Technical Original Listing Fee (paragraph (d) above) may be applicable. (See also §341 for the appropriate fee to be paid in connection with the acquisition of a listed company by an unlisted company.)

(f) Fees for certain changes - a $2,500 ($7,500 as of January 1, 2015) fee will apply in the case of an issuer that changes its name or its symbol, and the issuer must submit the appropriate form as designated by the Exchange. In the event that an issuer changes its name and symbol concurrently, only one $2,500 ($7,500 as of January 1, 2015) fee will apply.

(g) The fees in this Section 142 apply to both domestic and non-U.S. issuers.

Adopted.

February 6, 2002 (Amex-2001-100).

Amended.

January 9, 2004 (Amex-2003-103).

August 26, 2004 (Amex-2004-070).

May 9, 2006 (Amex-2005-125).

August 23, 2006 (Amex-2006-73).

January 12, 2007 (Amex-2007-03).

October 2, 2007 (Amex-2007-90).

September 29, 2008 (Amex-2008-62).

March 11, 2009 (NYSEALTR-2009-02).

September 19, 2014 (NYSEMKT-2014-79).

Sec. 143. FEES FOR PAIRED SECURITIES

(a) *Original Listing*—

(i) when a listed issuer wishes to pair a listed security with an unlisted security, the original listing fee schedule (§140) will apply to the securities of the unlisted issuer, including the one-time fee; and

(ii) when two unlisted issuers wish to list their "paired" securities, each issuer will be separately charged based on the original listing fee schedule (§140) except that a single one-time charge will be applied. (See also §117.)

(b) *Annual Fees*—As long as the securities remain paired, the annual fee applicable to paired securities (§141) will be based on the total amount of securities outstanding of only *one* of the paired issuers.

(c) *Additional Listing Fees*—The additional listing fee will be computed on the basis of the aggregate number of shares of both issuers being listed (§142 and §342).

Sec. 144. REFUNDS OF LISTING FEES (see also §141 above)

No cash refund of a listing fee is made where an application has been finally approved by the Exchange. If additional unissued shares are authorized for addition to the list "upon official notice of issuance" and all of such shares are not issued for the purpose specified in the application, a credit is allowed. The credit may be applied in full or partial payment of fees payable for future listing applications of the same company. The amount of the credit is the difference between the fee paid for the listing of such authorized shares and the fee which would have applied had the application been initially submitted for the number of shares, which were actually issued and added to the list under the same listing authorization.

Adopted.

February 6, 2002 (Amex-2001-100).

Amended.

January 9, 2004 (Amex-2003-103).

March 11, 2009 (NYSEALTR-2009-02).

Sec. 145. FEES FOR INVESTMENT TRUSTS (OR OTHER SIMILAR ENTITIES)

The original, additional, and annual fees of a Trust with units divisible into separate trading components will be based on the total number of units being listed without regard to the separate trading components which will also be listed and traded on the Exchange.

(a) *Original Listing*—See §140 of the Guide.

(b) *Additional Fees*—See §142 of the Guide.

(c) *Annual Fees*—See §141 of the Guide.